Form 20-F/A
LASERMEDIA COMMUNICATIONS CORP
filed 1998-07-01
CIK 1055364

    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 1, 1998
                                                     REGISTRATION NO. 000-23785
===============================================================================


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               Amendment No. 1
                                      to

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

ITEM 18. FINANCIAL STATEMENTS


                                                                       PAGE NO.
                                                                       -------
Index to Financial Statements .........................................  F-1

Report of Independent Accountants .....................................  F-2

Balance Sheets of the Company as of (Audited)
December 31, 1997 and 1996 ............................................  F-3

Statements of Operations of the Company as of
(Audited) for the Three Years Ended
December 31, 1997, 1996 and 1995 ......................................  F-4

Statements of Cash Flows of the Company as of
(Audited) for the Three Years Ended
December 31, 1997, 1996 and 1995 ......................................  F-6

Statements of Retained Earnings (Deficit) of the Company
(Audited) for the Two Years Ended (Audited) as of
December 31, 1997 and 1996 ............................................  F-7

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


                                          /s/ G. G. Cunningham & Associates
                                          ---------------------------------
                                          Chartered Accountants



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

      (l) On December 8, 1997, the Company granted 10,000 stock options to a director of the Company. These options are exercisable at CDN$1.00 per common share on or before December 7, 1999.

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

1.   Letter of Intent between Company and TRC Fitness Inc., dated May 7, 1998.

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


                                           Lasermedia Communications Corp.
                                           11 Charlotte Street
                                           Toronto, Ontario  M5V 2H5
                                           Canada


Date: July 1, 1998                        /s/ Robert Brian Gibson
                                           ------------------------
                                           Robert Brian Gibson
                                           Chief Operating Officer,
                                           Chief Financial Officer

                                  Exhibit 1

         Letter of Intent between the Company and TRC Fitness Inc., dated May 7, 1998




                                     1-1