Form 20-F
period 1998-12-31
LASERMEDIA COMMUNICATIONS CORP
filed 1999-08-06
CIK 1055364

           AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON
                                   - , 1999

                           REGISTRATION NO. 000-23785


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                                  -------------

                            Annual report pursuant to
           Section 13 or 15(d) of the Securities Exchange Act of 1934

                    For the fiscal year ended December 31, 1998

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


Number of outstanding shares of the issuer's common stock as of December 31, 1999:

                      14,607,054 OUTSTANDING COMMON SHARES

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

                             Item 17 [ ] Item 18 [X]


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              TABLE OF CONTENTS


SECTION                                                                    PAGE

EXCHANGE RATES OF THE CANADIAN DOLLAR ..................................     3

                                   PART I

Item 1.   DESCRIPTION OF BUSINESS ......................................     4

Item 2.   DESCRIPTION OF PROPERTY ......................................    13

Item 3.   LEGAL PROCEEDINGS ............................................    13

Item 4.   CONTROL OF REGISTRANT ........................................    14

Item 5.   NATURE OF TRADING MARKET .....................................    14

Item 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
              SECURITY HOLDERS .........................................    15

Item 7.   TAXATION .....................................................    16

Item 8.   SELECTED FINANCIAL DATA ......................................    18

Item 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
              AND RESULTS OF OPERATIONS ................................    19

Item 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK ...    23

Item 10.  DIRECTORS AND EXECUTIVE OFFICERS .............................    23

Item 11.  EXECUTIVE COMPENSATION .......................................    24

Item 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
             OR SUBSIDIARIES ...........................................    26

Item 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS ...............    29

                                  PART II

Item 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED ...................    30

                                  PART III

Item 15.  DEFAULTS UPON SENIOR SECURITIES ..............................    30



Item 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
               REGISTERED SECURITIES AND USE OF PROCEEDS ...............    30

                                  PART IV

Item 17.   FINANCIAL STATEMENTS ........................................    30

Item 18.   FINANCIAL STATEMENTS ........................................    30

Item 19    FINANCIAL STATEMENTS AND EXHIBITS ...........................    30




This report on Form 20-F, including Item 1 ("Business") and Item 18 ("Financial Statements"), contains forward looking statements regarding future events or the future financial condition of Lasermedia Communications Corp. and its subsidiaries (the "Company") that involve certain risks and uncertainties discussed under "Risk Factors" below at pages 10-13. Actual events or the actual future results of the Company may differ materially from any forward looking statement due to such risks and uncertainties.

                      EXCHANGE RATES OF THE CANADIAN DOLLAR
                      -------------------------------------

Financial information in this registration statement is expressed in Canadian dollars, unless otherwise noted. References to "CDN$" or "$" are to Canadian dollars. The following table sets forth, for the periods indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for the United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in the Canadian dollars as certified for customs purposes. On May 28th, 1999 the noon buying rate was CDN$1.00 = U.S.$0.6863


         FISCAL YEAR ENDED         AVERAGE            HIGH        LOW           CLOSE
         -----------------         -------            ----        ---           -----
         12/31/98                  $0.6741           0.7060     0.6484        0.6522
         12/31/97                  $0.7223           0.7424     0.6991        0.6991
         12/31/96                  $0.7334           0.7557     0.7209        0.7297
         12/31/95                  $0.7285           0.7533     0.7009        0.7331
         12/31/94                  $0.7321           0.7591     0.7198        0.7198
         12/31/93                  $0.7751           0.8046     0.7439        0.7544
         12/31/92                  $0.8272           0.8757     0.7661        0.7865



                                  PART I

ITEM 1.    DESCRIPTION OF BUSINESS

                                THE COMPANY


LaserMedia Communications Corp. ("LaserMedia" or the "Company") has experienced a series of dramatic changes in its business and management since its inception in 1964. The Company has evolved from its' original business of mineral exploration to the field of Internet marketing and e-commerce. LaserMedia has now replaced its previous management with leaders in information technology and developed a virtual health and fitness centre on the Internet.

At the end of 1997, LaserMedia was comprised of four specialized groups:
Multimedia Software (development, marketing and sales of CD ROM products), Multimedia Studio (graphic design), On-line Games (development of Internet applications) and Health and Fitness On-Line (customer service for CD ROM products and development of new on-line multimedia products).

By the end of 1998, the Company had been restructured and reorganized. The activities of Multimedia Studio and On-line Games had ceased, and the remaining two groups, Multimedia Software and Health and Fitness On-line, were consolidated. The Company is now focused on becoming a specialized, interactive health and fitness Internet web site B a central clearinghouse of authoritative information, consumer products and customized services as well as on-line shopping.

To identify itself with its major business activity and its proprietary website, the Company has taken the requisite regulatory and shareholder proceedings to change its name to "ACTFIT.COM INC."

GENERAL INFORMATION

The headquarters and registered office of the Company are located in Canada at 11 Charlotte Street, Toronto, Ontario M5V 2H5. Its telephone number is (416) 977-2001. Inquiries should be directed to Samuel C. Paul, the Company's Chief Financial Officer.

The registrar and co-transfer agent for the Company is Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, Tel: (416) 361-0152. The other co-transfer agent is Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004; Tel: (212) 509-4000.

CORPORATE MIGRATION TO STATE OF DELAWARE, UNITED STATES OF AMERICA

The Company is incorporated under the BUSINESS CORPORATIONS ACT (Ontario) Canada. Management has proposed to its shareholders to discontinue the Company under the laws of Ontario, and continue the Company under the laws of the State of Delaware. Management believes that by moving the Company's corporate domicile from Ontario to Delaware, this will facilitate the qualification of its securities under various American laws and future financings.


The Board of Directors are of the view that the move of corporate domicile would not deprive a shareholder of any right or privilege that he currently holds as a shareholder. If the special resolution authorizing the continuance of the Company under the laws of the State of Delaware does not receive the requisite approval at the annual shareholders' meeting, the Company will remain an Ontario corporation

BRIEF HISTORY

The Company was incorporated under the BUSINESS CORPORATIONS ACT (Ontario, Canada) on April 20, 1964 under the name Benvan Mines Limited and its original business was mineral exploration. Commencing the mid-1970's the Company changed its name and business focus on several occasions; on July 10, 1975 its name was changed to Howie Controls (Canada) Limited, on December 9, 1982 to Benvan Holdings, Inc., and on December 27, 1991 to Osgoode Holdings Inc. Under the latter two names the Company operated as a holding company and did not carry on any active business.

On June 27, 1997, the name of the Company was changed to Lasermedia Communications Corp. as part of a transaction in which the Company acquired all the issued and outstanding securities of Lasermedia Inc. Lasermedia Inc.'s principal business was the production and distribution of multimedia interactive consumer software products in the entertainment, home education and personal fitness categories. The securities issued by the Company in exchange for the issued and outstanding securities of Lasermedia Inc. were valued at CDN $8,300,000. The value of the Company was determined by an unaffiliated business valuation and litigation support company. The Company, at that time had one other wholly owned subsidiary, Verisim, Inc., which developed Internet software.

In 1997 the Company determined the need to move its business activities away from diffuse and divergent multimedia activities toward the more focused core business of the delivery of health and fitness information via interactive electronic media and made a series of acquisitions. It also started the development of virtual reality products and services.

In fourth quarter of 1998 the Company announced its intention to launch "actfit.com", a website which the Company believed would be the first virtual health and fitness club, incorporating a level of graphic realism and interactivity on the Internet. Actfit.com was launched two months later, in January 1999. It is anticipated that the shareholders of the Company will approve the proposed amendment to the Company's corporate name to ACTFIT.COM INC. at the next annual meeting of shareholders.

THE MARKET

Health and fitness is a fractured market in a rapidly growing area of consumer interest. It is reported to be a $80 billion market consisting of more than seventeen million enthusiasts in the United States alone. There are tens of thousands of suppliers to serve them. It is a market that lends itself to consolidation, as organizations seek acquisition, merger, co-branding and cross-promotional opportunities. The Company believes it is a market with no single dominant brand.

The Company hopes to make "actfit.com" become the dominant brand by being the leading entry point on the Internet for health and fitness information, product and services.

ACTFIT.COM

The Company seeks to market "actfit.com" as the first vertical portal serving the worldwide health and fitness market, a specialized market reportedly worth more than $80 billion in the American market alone. Management's goal is to position the "actfit.com" brand as the most authoritative source of health and fitness information and interactive content, products and services on the world wide web. The Company intends to provide advertisers and sponsors unique co-branding and cross-promotional opportunities by inviting their targeted consumers to experience a level of realism and interactivity uniquely to be found at "actfit.com."

The website was launched in January 1999, and experienced one million page views per month by the end of the first quarter of operation. It experienced two million page views by the end of May 1999.

As the number of page views continues to climb, the potential value of advertising and sponsorship opportunities offered on "actfit.com" increases. To further the Company's goals, it has been negotiating alliances with health, fitness and sport web sites and publications around the world. this network strategy has the potential of substantially increasing the number of page views, as well increasing the Company's exposure on the Internet and conventional media outlets. The "actfit.com" website sells advertising on behalf of its network members and shares in these revenues.

The actfit.com website integrates innovative, interactive content in a media-rich environment including such features as 3-D graphics, chat rooms, online training advice, weekly fitness e-zine, workout generators, brand-extending free email @actfit.com, full-motion video exercise demonstrations, full-motion video celebrity workouts and dynamic database of authoritative health and fitness information.

INTERACTIVE CONTENT & APPLICATIONS

The Company has made a commitment to develop the Internet technology expected to emerge from the deployment of broadband networks. As an early entrant in this medium, the Company expects to gain unique expertise in this field and developing new techniques and applications. The Company through its "actfit.com" website will also maintain a low-bandwidth presence on the Internet. Consumers using a modem on a regular telephone line can access "actfit.com's" content, advertisers and sponsors through our weekly electronic magazine, Fitweek.

The Company will seek a competitive advantage as an early entrant in the broadband spectrum with the "actfit.com" site. The Company believes it can develop and produce interactive advertising models which are effective and informative alternatives to the static banner advertising and annoying pop-up ads currently being offered on the Internet. It is currently testing prototypes of interactive advertising media that can be accessed by consumers with modems and regular phone lines as well as high speed Internet connections.

The media-rich virtual environments of actfit.com were developed and produced using flash technology, the same technology that Microsoft's Web TV uses for interactive television. Actfit.com is one of the first websites that can create interactive Internet advertising that can be converted to interactive television. With this pioneering expertise, "actfit.com" will be competitively positioned to offer its clients and associates an opportunity to be among the first to offer advertising content which will appear on interactive television, considered to be the future evolution of all television advertising.

BRAND MANAGEMENT & THE DEVELOPMENT OF THE ACTFIT.COM FRANCHISE

By building a highly-visible brand and establishing a solid credibility in a focused market, the Company looks to expand its business interests to include other potentially profitable activities which could be operated as proprietary ventures or licensed and managed by third parties.

The Company may look to offer for sale such products and services as: apparel, vitamins and supplements, books, videotapes, CD ROMS, DVD ROMS and television programming as well as provide the management of health and fitness events such as competitions, conferences, trade shows, lecture series and on-line travel services offering specialized fitness packages.

All of these initiatives introduce new sponsorship, advertising and product placement opportunities for our media-buying customers that could lead to many unique co-branding and cross-promotional vehicles.

POTENTIAL SOURCES OF REVENUE

The Company will seek to generate revenues from the following sources:

-        media sales of advertising space;

-        fees for the production of interactive advertising;

-        sponsorship fees for Actfit.com rooms, features and web-cast events;

-        transaction fees and commissions from Pro Shop product sales;

- sales of CD ROM, DVD ROM and downloadable products under the "actfit.com" brand;

- memberships fees for customized services; subscription fees to pay-per-view events;

- web hosting and site management fees from health and fitness organizations and publications;

- commission and/or share of advertising revenue from media sales on hosted sites; and

- sales of research data and analysis of consumer information and trends for the health and fitness industry.

GROWTH STRATEGY

The Company has adopted an incremental growth strategy to be achieved through:

- Exploitation of proprietary intellectual properties through retail distribution, e-commerce and the re-purposing of content;

- Authoring of proprietary content and acquisition of exclusive rights to authoritative content on a wide range of health and fitness subjects;

- Development of interactive multimedia alternatives to static banner advertising;

- Marketing of product placement opportunities on the Internet, only possible with a high-quality graphic interface and interactivity;

- Alliances with health, fitness and sports web sites to increase Internet traffic and value of media space;

- Linkages with manufacturers, distributors and service providers in the health and fitness industry;

- Exclusive associations with high-profile health and fitness experts, authors, practitioners and celebrities;

- Data gathering and analysis of consumer information and trends for the health and fitness industry;

-        Publicity and promotions;

-        Co-branding and cross-promotions with our partners and associates;

- Highly-targeted multi-channel marketing via the Internet and conventional media;

- Cooperative advertising with our partners, associates and advertisers on advertising;

- Creation of a highly-focused virtual community of consumers, suppliers, service providers accessible at a single Internet address; and

- Development and marketing of proprietary technology for creative and maintaining interactive multimedia web sites for broadband networks and interactive television.

COMPETITION

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

Only a small percentage of products introduced in the consumer computer software market achieve any degree of sustained market acceptance. The principal competitive factors guiding the success of a particular consumer computer software product include technological innovation, product features, ease of use, perceived quality, reliability, brand recognition, marketing strategy, selling price, access to distribution channels and retail space and availability to the consumer of technical support for the product. The Company believes that it can compete effectively in these areas but there is no assurance that it will be able to do so successfully.

TRADEMARKS, LOGOS AND TRADENAMES

The Company relies upon copyright, trade secret and contract law to protect its proprietary technology in Canada, the United States and in international markets. Such copyright protection prohibits the reproduction of exact language and code of the Company's products and software programs but does not effectively protect the Company against selective reproduction of certain aspects of any product or program. The Company utilizes confidentiality and non-competition provisions in its employee and consultant agreements as well as with various third parties with whom it deals in order to restrict the use of its proprietary technology. There are no assurances as to the extent to which such agreements will be enforceable or be able to protect the interests of the Company.

In June, 1997 the Company received a letter from Lasermedia Inc. of Los Angeles, California which requested that the Company cease and desist using the domain name "Lasermedia" on the Internet. In direct response to this request, the Company has taken steps to change its name to "Actfit.com Inc." and use the domain name "Actfit.com". It is believed that this amendment will resolve any issues between the Company and Lasermedia Inc.

RESEARCH AND DEVELOPMENT

The Company has focused on developing "virtual reality products" in the years prior to 1999, including the Active VR and the Virtual Health Club products. The last fiscal year saw the successful launch of the Company's website at www.actfit.com; a comprehensive interactive health and fitness website.

The Company plans to focus its research and development efforts on expansion of this website and building alliances to exploit this website to the fullest.


GOVERNMENT REGULATION OF ENVIRONMENT

There are no significant rules or regulations in connection with governmental regulation of the environment applicable to the Company that would have a material effect on capital expenditures, earnings or its competitive position.

EMPLOYEES

At May 31, 1999, the Company employed 28 individuals.

SEASONAL VARIATION

The Company has not experienced significant effects of seasonality to date; however, the operating results of many software companies reflects seasonal fluctuations. For example, many software companies earn their highest revenue and profits in the calendar year-end holiday season and a seasonal low in revenue and profits in the quarter ending in June. The website operates twenty-four hours a day, seven days a week; however the Company has not yet experienced a full operating year to determine if there are trends in the market place. There can be no assurance that the Company will not experience such trends in the future.

RISK FACTORS

The following are the principal risk factors regarding an investment in the
Company:

         a) Limited history of operations and profitability

         The Company has a limited operating history and is presently unprofitable. The Company's prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in their early stages of development, particularly companies in a new and evolving market such as website development. There can be no assurance that any of the Company's business strategies will be successful or that the Company's revenue growth will continue on an annual or quarterly basis or ever become profitable.

         b) Potential fluctuations in quarterly operating results

         The Company expects that its future operating results will fluctuate significantly as a result of numerous factors, including the demand for the Company's information, consumer products and/or customized services. The Company's ability to develop new products, research and development activities, the emergence of new industry standards, the timing of customer orders, the mix of information and services available, competition, the mix of distribution channels employed, the evolving and unpredictable nature of the markets for the Company's products and multimedia software, and general economic conditions.

         The Company has not experienced significant effects of seasonality to date; however, the operating results of many information technology companies reflect seasonable fluctuations, and there can be no assurance that the Company will not experience such trends in the future. As a result of the foregoing factors, the Company's operating results and the Company's stock price may be subject to volatility.

         c) Rapid technology change

         The information technology industry is undergoing rapid changes, including evolving industry standards, frequent new product introduction, and changes in consumer requirements and preferences. The Company's success will depend upon, among other things, its ability to achieve and maintain technological and quality leadership by anticipating and developing new products. To date, the Company's product development efforts have been directed toward multimedia. There can be no assurance that the Company will respond effectively to market or technological changes, or compete successfully in the future. If the company is unable to meet the challenge of a rapidly evolving industry in a timely manner, this inability could have a material adverse effect on the Company's operations.

         d) Risks associated with new product/services development & timely introduction of new and enhanced products/services

         The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and services and to develop and introduce, on a timely and cost-effective basis, new products, services and features that meet customer demands and emerging and evolving industry standards. The Company budgets amounts to expend for research and development based on planned product introductions and enhancements; however, actual expenditures may significantly differ from budgeted expenditures. Inherent in the product development process is a number of risks. The development of new, technologically advanced multimedia products is a complex and uncertain process requiring high levels of innovation, as well as accurate anticipation of technological and market trends.

         There can be no assurance that the Company will successfully develop, introduce or manage the transition to new products and services. The Company may experience delays in the introduction of its products due to factors internal and external to the Company. Any delays in the introduction of new or enhanced products or the inability of such products to gain market acceptance could adversely affect the Company's operating results, particularly on a quarterly basis.

         e) Competition

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

         f) Risks associated with Internet distribution

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

         g)  Proprietary rights and risk of infringement

         The Company relies on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect its proprietary rights. The Company also believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements and name recognition are essential to establishing and maintaining a technological leadership position. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws that afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Policing unauthorized use of the Company's products and services is difficult, and while the Company is unable to determine the extent to which piracy of its multimedia products exists, piracy can be expected to be a persistent problem. The Company distributes its multimedia products in the United States and Canada. There can be no assurance that the Company will not distribute its multimedia products in the future to countries where the enforcement of proprietary rights may be uncertain.

         h) Dividends

         It is the current policy of the Company's management to retain any earnings to finance the operations and expansion of the Company's business and payment of dividends on the common shares is unlikely in the foreseeable future.

         i) Potential volatility of stock price

         The trading price of the common shares is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to the copyrights or proprietary rights, conditions and trends in the multimedia industry, adoption of new accounting standards affecting the multimedia industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. The Company's common shares are being traded in Canada on the Canadian Dealer Network on the over-the-counter market and in the United States on the NASDAQ, bulletin board. The public float is approximately 3,000,000 common shares. Broad market fluctuations may materially adversely affect the market price of the common shares.

ITEM 2.  DESCRIPTION OF PROPERTY

The Company's principal product research and development, marketing, sales, customer support, administrative, and warehousing activities are conducted from an approximately 10,000 square feet facility located at 11 Charlotte Street, Toronto, Ontario, M5V 2H5. This facility is leased to the Company by an unaffiliated third party for a term of five years expiring April 16, 2002. The Company pays rent of $85,000 per annum for such facility.

Management believes that should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms.

ITEM 3.  LEGAL PROCEEDINGS

TRADEMARK CLAIMS

On June 9, 1997 the Company received a letter from Laser Media Inc. ("LM") of Los Angeles, California which requested that the Company cease and desist using the domain name "Lasermedia" on the Internet. The Company has responded directly to this claim by taking steps to change the Company name to "actfit.com inc." and use the domain "actfit.com".

ITEM 4. CONTROL OF REGISTRANT

As of June 30, 1999, there are no stockholders known by the Company to be beneficial owners of more than 10% of the outstanding common stock of the Company.

All of the Company's officers and directors, taken as a group (three persons), own less than 1% of the Company's outstanding common stock as of June 30, 1999.

As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any governmental authority. The Company does not know of any arrangements which may at a subsequent date result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

On August 14, 1997 the common shares of the Company commenced trading and quotation on the Canadian Dealing Network Inc. ("CDN"), the over-the-counter market in Ontario, under the trading symbol "LMCD". On Oct 20, 1998 the common shares of the Company also began trading on the NASDAQ "bulletin board" market under the trading symbol "LZMCF".

The following table presents the high and low trading values per quarter of the common stock of the Company (in Canadian dollars) from the date the Company's common shares commenced trading through June 30, 1999:




                              TRADING MARKET TABLE

         CANADIAN STOCK TRADING ANALYSIS
         (IN CANADIAN DOLLARS)


FISCAL
QUARTER                             HIGH          LOW


August 14 - September 30, 1997    $   1.70      $   1.45

October 1 - December 31, 1997     $   1.75      $   0.80

January 1 - March 31, 1998        $   1.85      $   0.75

April 1  - June 30, 1998          $   2.05      $   0.45

July 1 - September  30, 1998      $   0.55      $   0.25

October 1 - December 31, 1998     $   0.40      $   0.10



January  1 - March 31, 1999       $   0.85      $   0.10

April 1 - June 30, 1999           $   2.22      $   0.47



         U.S. STOCK TRADING ANALYSIS (Since Trading Commenced)
         (IN U.S. DOLLARS)


         FISCAL
         QUARTER                   HIGH         LOW

October 20 - December 31, 1998    $0.28         $0.05

January  1 - March 31, 1999       $0.75         $0.07

April 1 - June 30, 1999           $1.52         $0.30



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

The Company believes that there are a substantial number of shareholders who are residents of the United States.

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

DIVIDENDS

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

ITEM 8.   SELECTED FINANCIAL DATA

The following tables provide a summary of certain financial information for fiscal years 1998, 1997, 1996 and 1995. Such selected financial data have been derived from the Company's financial statements which were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"), which are different in some respects from generally accepted accounting principles in the united states ("U.S. GAAP"). The information presented should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

CONSOLIDATED STATEMENT OF OPERATIONS


                                                                   FOR THE YEARS ENDED DECEMBER 31,
                                                     -----------------------------------------------------------
                                                       1998             1997             1996             1995
Revenue                                              $584,487        $2,538,824        $383,154         $141,478
                                                     --------        ----------        --------         --------



OPERATING EXPENSES
     Cost of revenue                                    356,487         322,621         269,707           120,825
     General and administrative                       2,263,285       1,255,018         111,473            13,663
     Sales and marketing                              1,251,867         690,196          83,251            18,902
                                                    -----------      ----------      ----------        ----------

                                                      3,871,639       2,267,835         464,431           153,380

OPERATING INCOME (LOSS) BEFORE
    UNDERNOTED ITEMS                                 (3,287,379)        270,989         (81,277)          (11,912)

UNDERNOTED ITEMS
     Write-off of publishing rights                     102,071               -               -                 -
     Write-off of goodwill                              373,448               -               -                 -
     Write-off of deferred development costs             69,196               -               -                 -
                                                    -----------      ----------      ----------        ----------


                                                        544,715               -               -                 -
                                                    -----------      ----------      ----------        ----------
                NET INCOME (LOSS)                   $(3,832,094)      $ 270,989         (81,277)          (11,912)
                                                    -----------      ----------      ----------        ----------
                                                    -----------      ----------      ----------        ----------
                 BASIC EARNINGS PER SHARE           $     (0.29)      $    0.02           (0.01)              Nil
                                                    -----------      ----------      ----------        ----------
                                                    -----------      ----------      ----------        ----------
AVERAGE SHARES OUTSTANDING - BASIC                   13,278,649      11,950,243      11,033,532        11,033,532
                                                    -----------      ----------      ----------        ----------
                                                    -----------      ----------      ----------        ----------

             FULLY DILUTED EARNINGS PER SHARE       $     (0.22)     $     0.02      $    (0.01)              Nil
                                                    -----------      ----------      ----------        ----------
                                                    -----------      ----------      ----------        ----------
AVERAGE SHARES OUTSTANDING - FULLY DILUTED           17,050,618      16,022,711      11,033,532        11,033,532
                                                    -----------      ----------      ----------        ----------
                                                    -----------      ----------      ----------        ----------



         ITEM 9.   MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION AND
                           OPERATING RESULTS FOR THE COMPANY

At the end of Fiscal Year 1997, the Company was comprised of four specialized groups: Multimedia Software (development, marketing and sales of CD ROM products), Multimedia Studio (graphic design), On-line Games (development of Internet applications) and Health and Fitness On-Line (customer service for CD ROM products and development of new on-line multimedia products).

By the end of Fiscal Year 1998, the Company had been restructured and reorganized. The activities of Multimedia Studio and On-line Games had ceased, and the remaining two groups, Multimedia Software and Health and Fitness On-line, were consolidated and focused on the health and fitness market.

RESULTS OF OPERATIONS FOR 1998

At the onset of fiscal year 1998, the Company's major activity was the production, acquisition and publication of interactive health and fitness multimedia software on CD ROM. The Company was also developing interactive multi-player strategic on-line games and virtual experiences with health and fitness and other themes, intended to provide an entry point into diverse markets. The health and fitness on-line group was involved in the development of a multimedia web site, a brand extension of its proprietary CD ROM product line, Active Trainer, that would provide consumers with health and fitness information, products and customized services via the Internet.

Over the course of 1998, substantial development costs and overhead were incurred by the on-line group. Despite this substantial investment, the availability of a marketable product appeared unlikely for some time. As the technology was being developed to create products and services for consumers outside of the Company's target market of health and fitness, management decided to cease further development of these applications. The software codes and engines remain proprietary to the Company and may have future marketability.

As the Company approached the third quarter of operations it became apparent that its year-end sales projections of CD ROM products would not be met. This was due to unforeseen demands from distributors and retailers to agree to unreasonable return policies and payment of new marketing fees to secure shelf space.

With sales prospects and profit margins compromised by the emergence of a competitive retail environment for interactive products, management stepped up plans to explore and create new sales channels. CD ROM products were shipped to health and fitness clubs and specialized retailers. The Company also accelerated plans to distribute products and services via the Internet.

The Company's focus turned away from the development of new CD ROM products and on-line games and towards the creation of an interactive web site from which it could promote and market proprietary and third-party products and services while generating revenue from the sales of advertising. In addition, the web site would provide the Company with an opportunity to create brand extending on-line versions of its active trainer products through the repurposing of these intellectual properties, thus reducing its reliance on traditional sales channels.

On October 22, 1998, President Erik Schannen resigned as both an officer and director of the Company in order to facilitate its movement away from research and product development, which was Mr. Schannen's area of expertise and professional interest. In order to meet its objective of becoming a successful Internet-based media company serving the health and fitness market, the Company named Mr. Richard Hue as chairman, CEO and director. Mr. Hue has extensive experience working in the entertainment, media and information technology industries. (see "Directors and Executive Officers").

Mr. Hue immediately restructured the Company and re-organized operations to meet its objectives in the shortest possible time frame. The Multimedia Studio group and the On-line Games group ceased operations. This necessitated the termination and release of several employees and sub-contractors who did not possess the skills necessary to meet the Company's immediate needs.

An Advisory Board was named, comprised of respected professionals with experience in business, operations, finance, technology, telecommunications and health and fitness to guide the Company toward the implementation of its new objectives.

In November 1998, a strategic alliance was struck between the Company and Aludra Inc., a leading interactive software development company with Internet and e-commerce expertise, for the creation of Actfit.com, which the Company believes is the Internet's first virtual health and fitness club. Actfit.com was designed to incorporate high quality interactive graphics and sound comparable to content found on a multimedia CD ROM, which would allow the Company to market advertising, product placement and sponsorship opportunities never before offered on the Internet.

Within two months of the commencement of the project, a working version of Actfit.com had been developed and delivered. Testing of the new site commenced at the end of December 1998. Actfit.com was officially launched in January 1999 and is now the core business activity of the Company.

REVENUE

Revenue decreased from $2,538,824 in 1997 to $584,260 in 1998. All revenue in 1998 was derived from sales of CD-ROM products. In 1997, CD ROM sales were $588,824. Revenues in 1997 included sales of $1,950,000 for exclusive rights to proprietary software.

OPERATING EXPENSES

COST OF REVENUE

Cost of revenue increased slightly from $322,621 in 1997 to $356,487 in 1998, due to the lack of volume production of CD ROM products and increased supplier prices at these lower volumes.

GENERAL AND ADMINISTRATIVE

The increase in general and administrative expenses from $1,255,018 in 1997 to $2,263,285 in 1998 was primarily attributable to wages, benefits and amortization of capital assets (computer equipment). The majority of these expenses were incurred by the on-line games group, which ceased operations before the end of the fiscal year.

SALES AND MARKETING

The increase in sales and marketing expenses from $690,196 in 1997 to $1,251,867 in 1998 was due primarily due to the lack of agreements with distributors due to the competitive retail environment and costs associated with self-distribution of the Company's products to specialized health and fitness markets. in addition, costs were incurred in the marketing of the Company's new activity, actfit.com to business interests.

OPERATING INCOME

WRITE-OFFS TO MEET US GAAP REQUIREMENTS

Historically, the Company's statements are prepared in accordance with Canadian GAAP. As of January 1, 1999, the Company's statements will be prepared in accordance with United States GAAP. To meet the requirements of the US GAAP, the company wrote off three items, being publishing rights, goodwill and deferred development expenses totaling $544,715.

NET INCOME

The Company reported a net loss of $3,832,094 in 1998, compared to $270,989 in 1997.

RESULTS OF OPERATIONS FOR 1997

For the year ended December 31, 1997, the Company recognized net income of CDN$270,989 compared to a net loss of CDN$81,277 for the fiscal year ended December 31, 1996. The increase in income was attributable to the sale by the Company of its Active Trainer((TM)) family of software to Softech L.P. for CDN$1,950,000. Excluding this transaction, the Company would have incurred a CDN$1,679,011 loss during the fiscal year ended December 31, 1997.

Product sales during the fiscal year ended December 31, 1997 increased by approximately CDN$205,670 to CDN$588,824 from CDN$383,154 for the comparable period of 1996. This increase was attributed to higher unit sales which have resulted from enhanced product distribution. Costs of sales increased approximately CDN$50,000 during fiscal year 1997 over the costs of sales for fiscal year 1996.

The gross margin on product sales increased during the year ended December 31, 1997 to approximately 45% from 30% in 1996. In 1997, costs of sales included CDN$238,334 of advertising costs and payments of royalties to and obligations to purchase products from Softech L.P.

The Company's research and development expenditures for the fiscal year ended December 31, 1997 were primarily to develop on-line gaming, to upgrade current products, and to develop new products.

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

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal working capital needs are for the production, carrying and marketing of products, developing and acquiring new products, and maintaining and updating its Internet website. Through December 31, 1996, the Company funded its operations with cash from operations, capital from stock sales and advances from affiliates. During the fiscal year ended December 31, 1997, the Company funded its operations from product sales, sale of the Active Trainer(TM) family of software which was subsequently sold, capital from stock sales, and borrowings from commercial sources.

The Company reported a cash deficiency of $79,731 at December 31, 1998. Accounts payable and accrued liabilities stood at $861,559 at December 31, 1998 due to restructuring and reorganization of the Company in the third and fourth quarters and the rapid development and deployment of actfit.com in the final two months of the fiscal year. The Company's long-term debt was reduced from $184,900 in 1997 to $126,178 in 1998.

During the period between January 1, 1999 through June 30th, 1999, the Company received $967,442 (CDN) resulting from a private placement for common shares of the Company and and additional $312,737 (CDN) resulting from exercising of options and warrants for common shares of the Company, for a total of $1,280,179
(CDN).

These funds have enable the Company to significantly reduce its accounts payable while leaving sufficient funds for the Company's development plans. Additionally, a private placement in the amount of $918,750 (CDN) was closed in escrow, subject to shareholder's approval, at its annual meeting to be held on July 22, 1999 and these funds will be deposited in the Company's bank account immediately upon receipt of the requisite approvals.

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

We have not as of this date drafted a contingency plan to handle problems that might arise should the Company's suppliers and major customers sustain business interruptions caused by Year 2000 problems.

FOREIGN CURRENCY STRATEGY

The Company has not adopted and does not intend to adopt, a strategy to hedge against fluctuations in foreign currency. However, the Company does reserve the right to implement such a strategy in the future. It is anticipated that in excess of 90% of the Company's revenue will be derived from sales in the U.S. In the final fiscal quarter of 1999. The Company's costs are generally paid in Canadian dollars. As the Canadian dollar is depressed in comparison to the American dollar, the Company's costs are lower than if such costs were paid in U.S. dollars.

INFLATION

The Company has not experienced any significant inflationary cost increases during the past four fiscal years.

ITEM 9A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the names of each person proposed to be nominated by management for election as a director, the offices of the corporation currently held by him and the year in which the individual became a director of the corporation.




                                                       YEAR BECAME A
      NAME                  POSITION                     DIRECTOR
      ----                  --------                     --------

Richard Hue                Chief Executive                 1998
Toronto, Ontario          Officer, President
                              and Director


Samuel C. Paul             Chief Financial                 1997
Richmond Hill, Ontario   Officer, Treasurer,
                        Secretary and Director

Allan Hardy                    Director                    1998
Toronto, Ontario



THE PRINCIPAL OCCUPATIONS, BUSINESS OR EMPLOYMENT OF EACH OF THE PROPOSED DIRECTORS AND THEIR RESPECTIVE BIOGRAPHIES AS FOLLOWS:

RICHARD HUE - Chief Executive Officer, President and Director. Richard Hue is an investment banker and entrepreneur with more than 17 years of management and investment experience. As former President of RT Equity Inc., a merchant banking firm, Mr. Hue has been responsible for overseeing the development of start-ups, restructuring of business operations and expansions of private and public companies, many in the technology sector. Mr. Hue's experience includes the ownership and management of a portfolio of residential and commercial real estate holdings. Educated in business and marketing at the University of Toronto and UCLA (Los Angeles), Mr. Hue owned and operated a consulting firm and has served as Director of several public companies.

SAMUEL C. PAUL - Chief Financial Officer, Secretary and Director. With more than 35 years of experience in financial management, Mr. Paul's advice and experienced counsel are key elements in the design and implementation of the Company's growth and expansion plans. Mr. Paul owned and operated a public and auditing accounting practice for many years. He has held senior executive positions in and served as Director of several public companies, including American Entertainment Group. He is a graduate of McMaster University where he earned a degree in Economics and Business and his C.A. designation.

ALLAN HARDY - Director. A financial consultant and advisor, Allan Hardy is President of his own consulting firm in Toronto. During his career spanning 30 years, Mr. Hardy served in senior executive positions in the insurance industry and for a number of those years was recognized as a top producer for Imperial Life Financial.

The Company's by-laws provide for a Board of Directors consisting of six (6) directors, but allows board actions as long as there are at least three directors. Vacancies on the Board of Directors may be filled by board action pending the election of directors at an annual or special meeting of the stockholders. The Board of Directors does not anticipate appointing new directors to fill the vacancies the foreseeable future.

ITEM 11. EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 1998, aggregate remuneration paid to all officers of the Company as a group (4 persons) was approximately $125,046.

The table below sets forth all annual and long term compensation for services in all capacities to the corporation and its subsidiary for the corporation's financial years ending December 31, 1998, and December 31, 1997, of the president and for the chief operating and financial officer (the "named executives") being the only executive officers of the corporation.


                                   ANNUAL COMPENSATION                LONG TERM COMPENSATION
                                   -------------------                ----------------------


                                                               SECURITIES   RESTRICTED
                                                                  UNDER     SHARES OR
  NAME AND                                          OTHER        OPTIONS/   RESTRICTED
 PRINCIPAL     YEAR      SALARY      BONUS         ANNUAL         SARS        SHARE        LTIP        ALL OTHER
  POSITION     ----      ------      -----      COMPENSATION     GRANTED      UNITS      PAYOUTS     COMPENSATION
  --------                                      ------------     -------      -----      -------     ------------

Erik           1998     $ 57,692       NIL       $ 1,318(1)        NIL         NIL         NIL            NIL
Schannen
President      1997     $ 55,385       NIL       $   740(1)        NIL         NIL         NIL            NIL


Richard        1998        NIL         NIL       $155.27(1)        NIL         NIL         NIL            NIL
Hue, Chief
Executive      1997        N/A         N/A              N/A        NIL         NIL         NIL            NIL
Officer &
President


Brian
Gibson,
Chief          1998      $57,885       NIL       $ 1,281(1)        NIL         NIL         NIL            NIL
Operating &
Financial      1997      $23,077       NIL       $   477(1)      120,000       NIL         NIL            NIL
Officer


Samuel C.      1998      $6,500        NIL       $215.67(1)        NIL         NIL         NIL            NIL
Paul, Chief
Financial      1997        N/A         N/A              N/A        NIL         NIL         NIL            NIL
Officer




(1) REPRESENTS GROUP BENEFITS PLAN PREMIUMS PAID BY THE CORPORATION.

For the fiscal year ended December 31, 1998, no options were granted to the corporation's named executive officers.

COMPENSATION TO DIRECTORS

During the fiscal year ended December 31, 1998, the directors received no fees for attending meetings of the board of directors, meetings of committees of the board of directors which they attended or for the signing of any resolution of directors or documents on behalf of the corporation.

None of the current or former officers or directors of the corporation or any proposed nominee for election as a director or any associate thereof is indebted to the corporation or its subsidiaries. In addition, no benefits were paid, and no benefits are proposed to be paid to any of the current or former directors and officers of the corporation or any proposed nominee for election as a director of the corporation or any associate thereof under any pension or retirement plan.

ITEM 12.   OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

AMENDMENT TO THE STOCK OPTION PLAN

On June 27, 1997, shareholders of the Company approved the adoption of a stock option plan (the "stock option plan") to encourage stock ownership by directors, officers, employees, consultants and advisors of the Company, as well as other persons who provide services to the Company who are primarily responsible for the management and profitable growth of its business and to advance the interests of the Company by providing incentives for significant performance by such persons and to enable the Company to attract and retain valued directors, officers and employees. Other than the stock option plan, the Company has no other share compensation arrangements. as of June 30th, 1999 the Company has granted options to purchase 3,912,500 common shares to certain directors, senior officers and other members of the Company's management and consultants and granted an additional 2,003,000 options, which grant is discussed below and contingent upon the requisite shareholder approval. The granting of options is subject to the further condition that:

i0 at no time shall the number of shares reserved for issuance pursuant to stock options granted to insiders exceed 10% of the outstanding issue;

II0 at no time shall insiders be issued, within a one-year period, a number of shares exceeding 10% of the outstanding issue; and

III0 at no time shall any one insider and such insider's associates be issued, within a one-year period, a number of shares exceeding 5% of the outstanding issue.

Currently, 4,000,000 common shares have been reserved for issuance under the stock option plan. As of the date hereof, 3,912,500 options have been granted and 127,115 common shares have been issued on the exercise of options. In addition, the board of directors propose at the annual meeting of shareholders to amend the stock option plan in order to increase the number of common shares reserved for issuance under the stock option plan. In this regard, the Company has conditionally granted an additional 2,003,000 stock options, pending shareholder approval. Of these additional stock options granted pending shareholder approval, 550,000 options were granted to Richard Hue, which grant, in conjunction with previous grants, accounts for more than 5% of the outstanding issue over a one-year period, contrary to the provisions of the stock option plan. Shareholder approval is also sought to permit Richard Hue to receive the grant of options in excess of 5% of the outstanding issue.

The chart below sets out the options currently reserved for issuance, the options granted to date and the number of options proposed to be available for grants.



      Original Reserve                                                         4,000,000

      Options Granted to Date                                                  3,912,500
                                                                               ---------
      Options Available to be Granted Prior to the Proposed Increase              87,500

      Proposed Increase                                                        7,000,000

      Less Options Granted Subject to Shareholders' Approval                   2,003,000
                                                                               ---------
      Options Available to be Granted Following the Proposed Increase          5,084,500
                                                                               ---------
                                                                               ---------



The board of directors believes that it should have available 5,084,500 options to meet anticipated needs and to provide a reasonable contingency. Therefore, the board of directors believes that it would be appropriate to increase the number of common shares reserved for issuance under the stock option plan by 7,000,000. This would result in an increase in the number of common shares reserved for issuance under the stock option plan from 4,000,000 to 11,000,000. taking into consideration the proposed increase, the number of common shares reserved for issuance and outstanding unexercised options will be approximately 55.8% of the issued and outstanding common shares of the Company.

Pursuant to the terms of the stock option plan and in accordance with the rules of the Toronto Stock Exchange (the "TSE Rules"), the proposed amendment to the stock option plan, the approval of the grant of 2,003,000 options, and approval for past option grants to Richard Hue to exceed 5% of the outstanding issue, requires the approval of a majority of the votes cast at the meeting by disinterested shareholders, which are votes cast at a meeting other than votes attaching to securities beneficially owned by insiders of the corporation to whom shares may be issued under the plan and any associate of such insider.

PERMISSION TO EXCEED CERTAIN THRESHOLDS

In addition to the above noted amendments to the stock option plan, the shareholders will be asked to to approve a resolution to permit the Company to amend the stock option plan to allow for (I) certain specified thresholds set out in applicable securities regulations for such share compensation arrangements, to be exceeded; and (II) the elimination of the limitation in subsection 7(a) of the stock option plan which limits the number of shares which may be reserved for issuance to any one person pursuant to options granted under the stock option plan or otherwise, not to exceed 5% of the outstanding issue. specifically, the Company is subject to the TSE rules. The TSE rules provide that where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the outstanding issue or the issuance within a one-year period of a number of shares exceeding 10% of the outstanding issue, approval of the plan by the Company's shareholders is required. The TSE rules further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

i) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

ii) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

iii) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

Then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting, that is, votes cast at a meeting other than votes attaching to securities beneficially owned by insiders of the subject corporation to whom shares may be issued under the plan and any associates of such insiders. As the Company is seeking to exceed the above thresholds in respect to issuances to insiders or their associates, the approval of disinterested shareholders at the annual shareholders meeting will be required.

In the event that the approval of disinterested shareholders is not obtained, the Company's stock option plan will continue to be subject to the above referenced limitations as set out in the TSE rules and the limitation contained in subsection 7(a) of the stock option plan.

EXECUTIVE OPTION HOLDERS

In 1998 there were no options held by or exercised by the officers, directors or senior management of the Company.

WARRANTS

Each warrant entitles the holder, subject to the terms and conditions set forth in the warrant certificate, to purchase from the Company one common share of the Company at the applicable exercise price at any time on or before March 31, 2002. The Company has six series of warrants issued and outstanding, all of which feature the same terms and conditions but have varying exercise prices. all series of warrants were issued in connection with the acquisition of the Company to warrantholders of that company. As of December 31, 1998, a total of 2,644,094 shares of common stock were reserved for issuance upon exercise of the warrants.

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

ITEM 13.   INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 1998 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

                                    PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED.

         N/A

                                    PART III

ITEMS 15. DEFAULTS UPON SENIOR SECURITIES

The Company has not experienced any material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, with respect to any indebtedness of the Company exceeding five percent of the total assets of the Company.

ITEM 16.  CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
          REGISTERED SECURITIES AND USE OF PROCEEDS

The constituent instruments of the Company defining the rights of the holders of the registered securities have not been materially modified. In addition, the rights evidenced by the registered securities have not been materially limited or qualified by the issuance or modification of other classes of securities.

                                    PART IV

ITEM 17. FINANCIAL STATEMENTS

The Company has chosen to provide the financial statements specified in Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

See Item 19(a)

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a) FINANCIAL STATEMENTS:

    See page F-1

(b) EXHIBITS

NONE

                         LASERMEDIA COMMUNICATIONS CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 1998, 1997 AND 1996

                                    INDEX TO
                        CONSOLIDATED FINANCIAL STATEMENTS




                                                                                                      Page No.
                                                                                                      --------
Auditors' Report for the year ended December 31, 1996                                                    F-2
Auditors' Report for the years ended December 31, 1998, 1997 and 1996                                    F-3
Consolidated Balance Sheets                                                                              F-4
     as of December 31, 1998, 1997 and 1996
Consolidated Statements of Deficit                                                                       F-5
     for the years ended December 31, 1998, 1997 and 1996
Consolidated Statements of Operations                                                                    F-6
     for the years ended December 31, 1998, 1997 and 1996
Consolidated Statements of Revenue and Expenses                                                          F-7
     for the years ended December 31, 1998, 1997 and 1996
Consolidated Statements of Changes in Financial Position                                                 F-8
     for the years ended December 31, 1998, 1997and 1996
Notes to the Consolidated Financial Statements                                                           F-9


                                AUDITORS' REPORT


To the Shareholders and Partners of
LASERMEDIA INC., ET AL


We have audited the combined balance sheet of LASERMEDIA INC., ET AL as at December 31, 1996 and the combined statements of operations, retained earnings and changes in financial position for the year then ended. These financial statements are the responsibility of the Company's management (See Note 1). Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these combined financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1996 and the results of its operations and the changes in its financial position for the year then ended in accordance with generally accepted accounting principles.



                                           /s/ Silver Gold Glatt & Grosman
                                           -------------------------------
                                               Silver Gold Glatt & Grosman
                                                     Chartered Accountants

Toronto, Ontario
March 25, 1997 and January 29, 1998 as to note 8

                                AUDITORS' REPORT


To the Shareholders of
LASERMEDIA COMMUNICATIONS CORP.


We have audited the consolidated balance sheet of LASERMEDIA COMMUNICATIONS CORP. as at December 31, 1998, 1997 and 1996 and the consolidated statements of operations, deficit and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.

The 1996 comparative figures have been audited by another firm of chartered accountants.


                                          /s/ G.G. Cunningham & Associates
                                          --------------------------------
                                              G.G. Cunningham & Associates
                                                     Chartered Accountants

Toronto, Ontario
May 10, 1999

LASERMEDIA COMMUNICATIONS CORP.
(Incorporated under the laws of the Province of Ontario)

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                            1998           1997          1996
          ASSETS
CURRENT
   Cash                                                $        --    $   725,171    $    15,882
   Accounts receivable                                     116,897        581,165         42,451
   Inventory                                                    --         82,412          6,394
   Investment tax credit receivable                        431,558        357,222         84,065
   Prepaid expense and sundry assets                       128,513        167,534             --
   Loan receivable                                              --        175,000             --

                                                           676,968      2,088,504        148,792

CAPITAL ASSETS (Note 3)                                    550,958        650,630         29,224

DEFERRED DEVELOPMENT COSTS (Note 4)                        418,879        404,749         50,494

GOODWILL (net of accumulated amortization of $7,577)        93,461        471,961             --

PUBLISHING RIGHTS                                               --        102,071             --

                                                       $ 1,740,266    $ 3,717,915    $   228,510


          LIABILITIES
CURRENT
   Bank indebtedness (Note 5)                          $    79,731    $        --    $      --
   Accounts payable and accrued liabilities                861,559        430,072        100,362
   Loans payable (Note 6)                                  836,630             --             --
   Due to related companies                                     --             --        221,335
   Current portion of long term debt (Note 7)              232,049         77,806             --

                                                         2,009,969        507,878        321,697

LONG TERM DEBT (Note 7)                                    126,178        184,900             --

                                                         2,136,147        692,778        321,697


          CAPITAL DEFICIENCY

CAPITAL STOCK (Note 8)                                   3,258,413      2,847,337              2

RETAINED EARNINGS (DEFICIT)                             (3,654,294)       177,800        (93,189)

                                                          (395,881)     3,025,137        (93,187)

                                                       $ 1,740,266    $ 3,717,915    $   228,510


LASERMEDIA COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                                1998              1997            1996
RETAINED EARNINGS (DEFICIT), Beginning of year             $   177,800       $    (93,189)   $   (11,912)

NET INCOME (LOSS)                                           (3,832,094)           270,989        (81,277)


RETAINED EARNINGS (DEFICIT), End of year                   $(3,654,294)      $    177,800    $   (93,189)


LASERMEDIA COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                      1998           1997           1996
REVENUE                                           $   584,260   $  2,538,824    $   383,154


OPERATING EXPENSES
   Cost of revenue                                    356,487        322,621       269,707
   General and administrative                       2,263,285      1,255,018       111,473
   Sales and marketing                              1,251,867        690,196        83,251

                                                    3,871,639      2,267,835       464,437


OPERATING INCOME (LOSS) BEFORE UNDERNOTED ITEMS    (3,287,379)       270,989       (81,277)


UNDERNOTED ITEMS
   Write-off of publishing rights                     102,071             --            --
   Write-off of goodwill                              373,448             --            --
   Write-off of deferred development costs             69,196             --            --

                                                      544,715             --            --


NET INCOME (LOSS)                                 $(3,832,094)  $      270,989  $   (81,277)


BASIC EARNINGS (LOSS) PER SHARE                   $     (0.29)  $         0.02  $     (0.01)


AVERAGE SHARES OUTSTANDING - BASIC                 13,278,649       11,950,243   11,033,532


FULLY DILUTED EARNINGS (LOSS) PER SHARE           $     (0.22)  $         0.02  $     (0.01)


AVERAGE SHARES OUTSTANDING - FULLY DILUTED         17,050,618       16,022,711   11,033,532


LASERMEDIA COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF REVENUE AND EXPENSES

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                            1998         1997        1996
REVENUE

   Sales                                                 $  584,260  $   588,824  $  383,154
   Sale of computer software                                     --    1,950,000          --

                                                         $  584,260  $ 2,538,824  $  383,154

GENERAL AND ADMINISTRATIVE

   Wages and benefits                                    $1,012,300  $   325,187  $   53,734
   Subcontractors                                           201,401           --          --
   Professional fees                                        141,595       98,495       4,110
   Consulting fees                                          127,363      470,453          --
   Office and general                                       103,632       35,328      11,275
   Interest and bank charges                                 96,589       12,806       1,102
   Investor relation fees                                    92,171       40,000          --
   Rent                                                      85,103       18,596       8,391
   Automobile                                                39,373           --          --
   Bad debts                                                 28,036       99,727          --
   Telephone and communications                              24,387       10,445       4,669
   Insurance                                                 22,071       10,205          --
   Transfer agent fees                                       20,309        9,103          --
   Management fees                                               --           --      20,351
   Amortization of publishing rights                             --        9,279          --
   Amortization of deferred development costs                67,597       37,183          --
   Amortization of goodwill                                   5,052       12,102          --
   Amortization of capital assets                           196,306       66,109       7,841


                                                         $2,263,285  $ 1,255,018  $  111,473


SALES AND MARKETING

   Advertising and promotion                             $  146,657  $   218,059  $   11,348
   Marketing fees                                           401,827      166,092       7,032
   Revenue guarantee fees                                   500,000           --          --
   Travel and convention                                     71,965      137,207          --
   Meals and entertainment                                   86,577       64,070      10,930
   Trade shows                                                   --       44,410      41,683
   Commissions                                               40,377       40,083          --
   Royalties                                                  4,464       20,275      12,258

                                                         $1,251,867  $   690,196  $   83,251


LASERMEDIA COMMUNICATIONS CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                                                                                    1998         1997        1996
OPERATING ACTIVITIES

   Net income (loss)                                                            $(3,832,094) $   270,989  $  (81,277)
   Adjustment for non-cash items:
     Amortization of capital assets                                                 196,306       66,109       7,841
     Amortization of publishing rights                                                   --        9,279          --
     Amortization of deferred development costs                                      65,597       37,183          --
     Amortization of goodwill                                                         5,052       12,102          --
     Write-off of deferred development costs                                         69,196           --          --
     Write-off of publishing rights                                                 102,071           --          --
     Write-off of goodwill                                                          373,448           --          --

                                                                                 (3,020,424)     395,662     (73,436)
   Changes in non-cash operating assets and liabilities (Note 9)                    942,852     (725,713)    (51,595)


CASH EXPENDED IN OPERATING ACTIVITIES                                            (2,077,572)    (330,051)   (125,031)


INVESTING ACTIVITIES

   Purchase of publishing rights                                                         --     (111,350)         --
   Purchase of goodwill                                                                  --     (484,063)         --
   Increase in deferred development costs                                          (148,923)    (391,438)    (48,378)
   Purchase of capital assets                                                       (96,634)    (687,515)    (37,065)


CASH EXPENDED IN INVESTING ACTIVITIES                                              (245,557)  (1,674,366)    (85,443)


FINANCING ACTIVITIES

   Increase in long term debt                                                        95,521      262,706         -
   Decrease (increase) in loans receivable                                          175,000     (175,000)     16,069
   Increase in loans payable                                                        836,630           --      (3,750)
   Increase in capital stock                                                        411,076    2,847,335          --
   Increase (decrease) in advances from related companies                                --     (221,335)    213,502


CASH PROVIDED BY FINANCING ACTIVITIES                                             1,518,227    2,713,706     225,821


NET CHANGE IN CASH                                                                 (804,902)     709,289      15,347

CASH, Beginning of year                                                             725,171       15,882         535


CASH (DEFICIENCY), End of year                                                  $   (79,731) $   725,171  $   15,882


LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



1.   BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company is in significant need of additional financing to enable it to continue its business. In the absence of additional financing, the Company will not have sufficient funds to meet its obligations. Management continues to look at various alternatives to raise additional financing.

     If the going concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classification of assets and liabilities and the loss for the year reported in these financial statements.

     These accounting principles are also generally accepted in the United States in all material respects except as noted in Note 13.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

     GOODWILL

     Goodwill represents the excess of the cost over the identifiable net assets on the various business acquisitions made by the Company and is amortized on a straight-line basis over a period of twenty years, which represents the period of expected benefit. At each balance sheet date, management evaluates whether there has been a permanent impairment in the value of goodwill by assessing the carrying value of goodwill against anticipated future cash flows from related operating activities. Factors that management considers in performing this assessment include current operating results, trends and prospects, and in addition, demand, competition, and other economic factors.

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

LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



3.   CAPITAL ASSETS


                                                                      1998                     1997        1996

                                                                   ACCUMULATED  NET BOOK     NET BOOK    NET BOOK
                                                          COST    AMORTIZATION    VALUE        VALUE       VALUE
     Equipment                                        $   403,742  $  300,407  $   103,335 $   121,238  $     5,961
     Computer hardware                                    354,062     123,975      230,087     254,687       23,263
     Automobile                                            13,074      11,765        1,309       1,870           --
     Furniture and fixtures                                81,303      23,487       57,816      72,269           --
     Computer software                                     48,201      35,154       13,047      16,728           --
     Leasehold improvements                               204,468      59,104      145,364     183,838           --

                                                      $ 1,104,850  $  553,892  $   550,958 $   650,630  $    29,224



4.   DEFERRED DEVELOPMENT COSTS


                                                                1998         1997        1996
     BALANCE, Beginning of year                              $  404,749  $    50,494  $       --

     Costs deferred during the year                             223,259      528,449     119,351
     Investment tax credit claimed on additions                 (74,336)    (137,011)    (68,857)
     Costs written off during the year                          (69,196)          --          --
     Amortization during the year                               (65,597)     (37,183)         --


     BALANCE, End of year                                    $  418,879  $   404,749  $   50,494



5.   BANK INDEBTEDNESS

     Bank indebtedness bears interest at prime plus 1/2%, is due on demand and is secured by a general security agreement.

LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



6.   LOANS PAYABLE


                                                                                         1998      1997       1996
     Loan #1 - bears interest at a rate of 14% per annum, due on November 30,
     1998 and secured by convertible promissory note, general security agreement, 500,000 common shares of the Company and several guarantees by
     former directors and a related company. This loan was in default at year end.     $290,782  $    --    $   --

     Loan #2 - bears interest at a rate of 12% per annum, due on January 31,
     1999 and secured by a general security agreement, 650,000 common shares of
     the Company and 475,000 common shares of another public company.                    76,010       --        --

     Loan #3 - bears interest at a rate of prime plus 6% per annum, due on April
     2, 1999 and is secured by a general security agreement, 300,000 common
     shares of the Company and guarantees by several third parties.                     231,231       --        --

     Loan #4 - bears interest at a rate of 12% per annum, due on
     demand and is unsecured.                                                            10,000       --        --

     Loan #5 - non-interest bearing, due on demand and is
     unsecured. This loan was subsequently converted to equity
     (see note 11(d))                                                                    20,500       --        --

     Loan #6 - non-interest bearing, due on demand and is
     unsecured. This loan was subsequently converted to
     equity (see note 11(d))                                                             33,580       --        --

     Loan #7 - non-interest bearing, due on demand and is
     unsecured.                                                                         153,575       --        --

     Loan #8 - non-interest bearing, due on demand and is
     unsecured.                                                                          20,952       --        --

                                                                                       $836,630  $    --    $   --


LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------




7.   LONG TERM DEBT


                                                                                         1998      1997       1996
     Small business loan - bears interest at prime plus 2.5%, secured by a general security agreement and a $30,000 term deposit, repayable
     in monthly principal amounts of $4,167 and is due August 2001.                    $162,500  $ 183,333  $    --

     Equipment loan #1 - bears interest at 22% per annum, secured by the equipment, repayable in blended monthly amounts of $1,029 and
     is due October 1999.                                                                 9,569     18,220       --

     Equipment loan #2 - bears interest at 13.6% per annum, secured by the equipment, repayable in blended monthly amounts of $2,089 and
     is due November 2000.                                                               47,674     61,153       --

     Equipment loan #3 - bears interest at 7.7% per annum, secured by the equipment, repayable in blended monthly amounts of $4,325 and is
     due February, 2001.                                                                 95,130         --       --

     Equipment loan #4 - bears interest at 14.8% per annum, secured by the equipment, repayable in blended monthly amounts of $1,639 and is
     due February, 2001.                                                                 43,354         --       --

                                                                                        358,227    262,706       --
     Less:  current portion                                                            (232,049)   (77,806)      --

                                                                                       $126,178  $ 184,900  $    --



     Principal repayments for the next three years are as follows:


     1999                                              $232,049
     2000                                                81,055
     2001                                                45,123

                                                       $358,227


LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



8.   CAPITAL STOCK

        AUTHORIZED

         Unlimited   Common shares
         2,000,000   Preference shares


            ISSUED                                              SEE NOTE            NUMBER
                                                                  BELOW            OF SHARES          AMOUNT

     Balance as at December 31, 1996                                                   125,830      $    624,401

     Upon reduction of stated capital                              (a)                      --          (624,400)

     Upon issued on reverse takeover                               (b)              11,033,532         1,861,193

     Upon issued on debt settlement agreement                      (c)                 818,981           204,745

     Upon exercise of Series "E" purchase warrants                 (f)               1,000,011           750,008

     Upon exercise of stock options                                (h)                   1,000             1,250

     Upon exercise of Series "E" purchase warrants                 (j)                  35,187            26,390

     Upon exercise of stock options                                (k)                   3,750             3,750


     Balance as at December 31, 1997                                                13,018,291         2,847,337

     Upon issued to consultant for services rendered               (m)                   7,000             7,000

     Upon exercise of Series "A" purchase warrants                 (o)                 100,000            50,000

     Upon cancellation of common shares                            (p)                  (3,750)           (3,750)

     Upon exercise of Series"E" purchase warrants                  (q)                  17,000            14,450

     Upon exercise of stock options                                (r)                  13,125            13,593

     Upon exercise of Series "E" purchase warrants                 (s)                  70,374            52,780

     Upon proceeds from private placement                          (t)                 717,500           143,500

     Upon issued to consultant for services rendered               (u)                 667,514           133,503

                                                                                    14,607,054     $   3,258,413


LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



8.   CAPITAL STOCK (continued)

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

     (d) On July 17, 1997, the Company granted 835,000 stock options to certain directors, officers, employees and consultants of the Company. These options are exercisable at prices varying from $0.90 to $1.75 per common share and expire on either July 16, 1999 or July 16, 2000.

     (e) On August 13, 1997, the Company granted 4,000 stock options to certain employees of the Company. These options are exercisable at $1.25 per common share on or before August 12, 1999.

     (f) On August 14, 1997, the Company issued 1,000,011 common shares upon exercising of Series "E" purchase warrants for consideration of $750,008.

     (g) On September 24, 1997, the Company granted 20,000 stock options to Aludra Software Inc. as part of the distribution rights purchase. These options are exercisable at $1.60 per common share on or before September 23, 1999.

     (h) On October 16, 1997, the Company issued 1,000 common shares upon exercising of stock options for consideration of $1,250.

     (i) On October 23, 1997, the Company granted 15,000 stock options to a consultant of the Company. These options are exercisable at $1.60 and $1.75 per common share on or before October 22, 1999.

     (j) On November 27, 1997, the Company issued 35,187 common shares upon exercising of Series "E: purchase warrants for consideration of $26,390.

     (k) On December 3, 1997, the Company issued 3,750 common shares upon exercising of stock options for consideration of $3,750.

     (l) On December 8, 1997, the Company granted 10,000 stock options to a director of the Company. These options are exercisable at $1.00 per common share on or before December 7, 1999.

     (m) On January 26, 1998, the Company issued 7,000 common shares for consulting services rendered of $7,000.

     (n) On March 16, 1998, the Company cancelled 100,000 Series "A" warrants.

     (o) On March 23, 1998, the Company issued 100,000 common shares upon exercising of Series "A" purchase warrants for consideration of $50,000

LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


8.   CAPITAL STOCK (continued)

     (p) On April 14, 1998, the Company cancelled 3,750 common shares previously issued December 3, 1997.

     (q) On April 16, 1998, the Company issued 17,000 common shares upon exercising of Series "E" purchase warrants for consideration of $14,450.

     (r) On April 17, 1998, the Company issued 13,125 common shares upon exercising stock options for consideration of $13,594.

     (s) On April 18, 1998, the Company issued 70,374 common shares upon exercising of Series "E" purchase warrants for consideration of $52,780.

     (t) On November 18, 1998 the Company issued 717,000 common shares by way of a private placement for $143,000.

     (u) On November 20, 1998 the Company issued 667,514 common shares for consulting services rendered in the amount of $133,503.

     STOCK OPTION PLAN

     The Company has approved a stock option plan (the "Plan") for directors, officers, employees, consultants and advisors of Lasermedia Communications Corp., its subsidiaries and affiliates. The purpose of the plan is to attract, retain and motivate management and staff by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and to benefit from its growth. The Plan provides that the number of common shares under option at any one time will not exceed 4,000,000 shares. No single individual may hold options in respect of more than 5% of the issued and outstanding common shares. Stock options for employees are exercisable on the basis of continuing employment. Options given in a year are exercisable to the extent of 25% for every three months of employment from the date of grant.

     The outstanding stock options and purchase warrants are as follows:


                                                     SEE NOTE       PRICE         1998         1997          1996
          EXPIRY DATE                                  ABOVE          $             #            #             #
     STOCK OPTIONS

     July 16, 1999/July 16, 2000                     (d), (r)    $0.90-$1.75       820,875      834,000         --

     August 12, 1999                                    (e)             1.25         4,000        4,000         --

     September 23, 1999                                 (g)             1.60        20,000       20,000         --

     October 22, 1999                                   (i)        1.60-2.00        15,000       15,000         --

     December 7, 1999                                   (l)             1.00        10,000       10,000         --

                                                                                   869,875      883,000         --


LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



8.   CAPITAL STOCK (Continued)


                                                     SEE NOTE           PRICE         1998         1997          1996
          EXPIRY DATE                                  ABOVE              $             #            #             #

     PURCHASE WARRANTS

     March 31, 2002                               (b), (f), (j),     $0.75-$1.50     2,902,094    3,189,468          -

                                                 (n), (o), (q), (s)



9.   STATEMENT OF CHANGES IN FINANCIAL POSITION

     CHANGES IN NON-CASH OPERATING ASSETS AND LIABILITIES


                                                                                  1998         1997          1996

     (Increase) decrease in accounts receivable                               $    464,268 $   (538,714) $    65,010
     Increase in investment tax credit receivable                                  (74,336)    (273,157)     (84,065)
     (Increase) decrease in inventory                                               82,412      (76,018)      (6,394)
     (Increase) decrease in prepaid expenses and sundry assets                      39,021     (167,534)       9,857
     Increase in accounts payable and accrued liabilities                          431,487      329,710      (36,003)

                                                                              $    942,852 $   (725,713) $   (51,595)



10.  INCOME TAXES

     The Company and its subsidiaries have non-capital losses of $3,906,367 which may be available to offset future income for tax purposes. The potential tax benefits have been reflected in these financial statements only to the extent of $720,337 of non-capital losses which have reduced the accumulated deferred income tax credits which would have otherwise been reflected in these financial statements. The losses will expire as follows:


     1999                                          $     21,508
     2000                                                69,101
     2001                                                15,403
     2002                                                13,768
     2003                                                54,994
     2004                                               264,718
     2005                                               257,359
     2006                                             3,209,516

                                                   $  3,906,367


LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



11.  SUBSEQUENT EVENTS

     (a) In January, 1999, the Company cancelled 869,875 stock options and granted 319,500 stock options to various employees, directors and consultants. These options are exercisable at $0.20 per common share.

     (b) In January, 1999, the Company granted 2,473,500 stock options to certain employees and consultants and 180,000 stock options to directors of the Company. These options are exercisable at $0.20 per common share.

     (c) In March, 1999, the Company granted 10,000 stock options to a certain employee and 160,000 stock options to various consultants of the Company. These options are exercisable between $0.20- $0.40 per common share.

     (d) From January 1, 1999 to May 10, 1999, the Company issued 3,283,401 common shares upon a private placement, upon exercise of stock options and upon in lieu of services rendered for consideration of $680,594.


12.  COMMITMENTS AND CONTINGENCIES

     (a)  Lease commitments

          The Company rents premises under various operating leases which expire at various dates up to 2002. The annual minimum lease payments under these leases for each of the next four years are as follows:


          1999                                                    $   91,553
          2000                                                        96,937
          2001                                                        95,484
          2002                                                        31,667



     (b) The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of its business. The outcome of this litigation is not currently determinable. Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to such litigation to be material to these financial statements.

LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in the case of these financial statements, conform in all material respects with those in the United States ("U.S. GAAP"), except as follows:


     (A)                                                                 Adjustments to Earnings 1998         1997
     1996
      Net income (loss) in accordance with
      Canadian GAAP                                                           $ (3,832,094)  $    270,989  $   (81,277)

     Less:  deferred development costs1                                            148,923        354,255       50,494
            compensation expense4                                                       --         62,938         --

     Add:   amortization of goodwill on
            reverse-takeover acquisition                                             5,052          2,526           --


     Net income (loss) in accordance with U.S. GAAP                           $ (3,975,965)$     (143,678) $  (131,771)


     Weighted average number of common
      shares under BASIC EPS3                                                   13,278,649     11,950,243   11,033,532


     BASIC earnings (loss) per share in accordance
      with U.S. GAAP3                                                         $      (0.30)  $      (0.01) $     (0.01)

     Weighted average number of common shares
     and their equivalents under the treasury
     stock method3                                                              14,403,954     13,418,742   11,033,532


     Diluted earnings (loss) per share in
      accordance with U.S. GAAP3                                              $      (0.28)  $      (0.01) $     (0.01)


   (B)    Adjustments to Assets and Shareholders' Equity

   (i)    Total assets in accordance with Canadian GAAP                       $  1,740,266   $  3,717,915  $   228,510

          Net income (loss) in accordance with
          Less:   - deferred development costs1                                    418,879        404,749       50,494
                  - goodwill on reverse-takeover acquisition5                       93,461        101,038           --


      Total assets in accordance with U.S. GAAP                               $  1,227,926   $  3,212,128  $   178,016


LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)

     (B)   Adjustments to Assets and Shareholders' Equity (continued)


                                                                                  1998         1997          1996
     (ii) Total shareholders' equity (deficiency) in
            accordance with Canadian GAAP                                     $   (395,881)$  3,025,137  $   (93,187)

          Less:   deferred development costs1                                      148,923      354,255       50,494

          Add:    amortization of goodwill on
                  reverse-takeover acquisition5                                      5,052        2,526           --


          Total shareholders' equity (deficiency) in
            accordance with U.S. GAAP                                         $   (539,752)$  2,673,408  $  (143,681)


     (C)  Adjustments to Cash Flows

          Cash expended in investing activities
            in accordance with Canadian GAAP                                  $   (245,557)$ (1,674,366) $   (85,433)

          Less:   deferred development costs1                                      148,923      354,255       50,494

          Add:    goodwill on reverse-takeover acquisition5                         93,461      101,038           --


          Cash expended in investing activities
            in accordance with U.S. GAAP                                      $   (301,019)$ (1,927,583) $  (135,927)



   1. Deferred development costs, which are capitalized under Canadian GAAP, are expensed under U.S. GAAP.

   2. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax basis amounts of the respective assets and liabilities at the enacted tax rates. Such differences arise from the differences in the timing of income and expense recognition. Under Canadian GAAP, income taxes are accounted for using the deferral method whereby the differences between the tax and accounting basis of the Company's assets and liabilities are measured at the tax rate in effect when the difference arises. In addition, deferred tax assets are recognized for loss carryforwards if it is virtually certain that the benefit will be realized.

LASERMEDIA COMMUNICATIONS CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 1998, 1997 AND 1996
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (continued)




     3. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings Per Share, the Company is required to disclose basic earnings per share which is based on the weighted average aggregate number of common shares outstanding during each year and diluted earnings per share which is based on the weighted average aggregate number of common shares and their equivalents outstanding during each year, using the "treasury stock method" for the outstanding stock options and warrants. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1998.

     4. Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock Based Compensation, the Company is required to either disclose or recognize stock based compensation costs using the fair market value method. Under Canadian GAAP, the fair market value of stock based compensation costs, using either the intrinsic or fair value methods, is not recognized or disclosed in the financial statement.

     5. Under U.S. GAAP, there is no recognition of goodwill under a reverse-takeover acquisition. Under Canadian GAAP, goodwill can be recognized under a reverse-takeover transaction.


14.  UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

     The Year 2000 Issue relates to the potential problems that may arise due to possible date limitations in computerized systems. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000 and if not addressed, the impact on operations and financial reporting may range from minor errors to significant system failure, which could affect an entity's ability to conduct normal business operations. Management is confident that it will have programs in place to identify, test and minimize the Company's exposure to the Year 2000 Issue. They feel that the costs related to the Year 2000 Issue are not material. However, it is not possible to be certain that all aspects of the Year 2000 Issue affecting the Company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                                  SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            LASERMEDIA COMMUNICATION CORP.



                                            By:  /s/ Richard Hue
                                               ---------------------------
                                                     Richard Hue
                                                     President and Chief
                                                     Executive Officer



                                            By: /s/ Samuel C. Paul
                                               ---------------------------
                                                    Samuel C. Paul
                                                    Chief Financial Officer,
                                                    Treasurer and Secretary


Date: August 5, 1999