Form 20-F
period 1999-12-31
ACTFIT COM INC
filed 2000-07-14
CIK 1055364

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1999
                        Commission File Number 000-23785

                                 ACTFIT.COM INC.
                   (formerly Lasermedia Communications Corp.)
               (Exact Name of Company as Specified in Its Charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of Incorporation or Organization)

                 11 CHARLOTTE STREET, TORONTO, ONTARIO, M5V 2H5
                     (Address of Principal Executive Office)

              Securities registered or to be registered pursuant to
                          Section12(b) of the Act: None

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

               Number of outstanding shares of the issuer's common
                    stock as of December 31, 1999: 22,769,821

     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                 YES [ ] NO [X]

                      Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 [ ] Item 18 [X]

                                TABLE OF CONTENTS

SECTION                                                                     PAGE

EXCHANGE RATES OF THE CANADIAN DOLLAR..........................................2

                                     PART I

Item 1.  DESCRIPTION OF BUSINESS...............................................3
Item 2.  DESCRIPTION OF PROPERTY..............................................13
Item 3.  LEGAL PROCEEDINGS....................................................13
Item 4.  CONTROL OF COMPANY...................................................13
Item 5.  NATURE OF TRADING MARKET.............................................13
Item 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
             SECURITY HOLDERS.................................................15
Item 7.  TAXATION.............................................................16
Item 8.  SELECTED FINANCIAL DATA..............................................18
Item 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS..............................19
Item 10. DIRECTORS AND EXECUTIVE OFFICERS.....................................24
Item 11. EXECUTIVE COMPENSATION...............................................25
Item 12. OPTIONS TO PURCHASE SECURITIES FROM COMPANY
             OR SUBSIDIARIES..................................................26
Item 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.......................28

                                     PART II

Item 14. DESCRIPTION OF SECURITIES TO BE REGISTERED...........................29

                                    PART III

Item 15. DEFAULTS UPON SENIOR SECURITIES......................................29
Item 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR
             REGISTERED SECURITIES AND USE OF PROCEEDS........................29

                                     PART IV

Item 17. FINANCIAL STATEMENTS.................................................29
Item 18. FINANCIAL STATEMENTS.................................................29
Item 19. FINANCIAL STATEMENTS AND EXHIBITS....................................29

         This report on Form 20-F, including Item 1 ("Business") and Item 18 ("Financial Statements"), contains forward looking statements regarding future events or the future financial condition of ActFit.com Inc. and its subsidiaries (the "Company") that involve certain risks and uncertainties discussed under "Risk Factors" below. Actual events or the actual future results of the Company may differ materially from any forward looking statement due to such risks and uncertainties.

                      EXCHANGE RATES OF THE CANADIAN DOLLAR

         Financial information in this annual report is expressed in Canadian dollars, unless otherwise noted. References to "CDN$" or "$" are to Canadian dollars. The following table sets forth, for the periods indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for the United States dollars, based upon the inverse of exchange rates reported by the Federal Reserve Bank of New York at the noon buying rates in New York City for cable transfers payable in the Canadian dollars as certified for customs purposes. On June 30, 2000 the noon buying rate was CDN$1.00 = U.S.$0.6754

         FISCAL YEAR ENDED                 AVERAGE               HIGH                 LOW                CLOSE
         -----------------                 -------               ----                 ---                -----

              12/31/99                     $0.6730             $0.6935              $0.6462             $0.6928

              12/31/98                     $0.6741              0.7060               0.6484              0.6522

              12/31/97                     $0.7223              0.7424               0.6991              0.6991

              12/31/96                     $0.7334              0.7557               0.7209              0.7297

              12/31/95                     $0.7285              0.7533               0.7009              0.7331

              12/31/94                     $0.7321              0.7591               0.7198              0.7198

              12/31/93                     $0.7751              0.8046               0.7439              0.7544

              12/31/92                     $0.8272              0.8757               0.7661              0.7865

                                     PART I
                                     ------

ITEM 1.  DESCRIPTION OF BUSINESS

                                   THE COMPANY

      ActFit.com Inc. ("the Company") (formerly LaserMedia Communications Corp. ("LaserMedia")) began 1999 as a company which produced the Active line of interactive fitness training CD-ROMs (Active Trainer, Active Abs, Active Buns & Thighs) and operated its website www.activetrainer.com which supported these products.

         On August 5, 1999 the Company filed articles of amendment to change its name to Actfit.com Inc.

         On August 19, 1999, the Company, which as LaserMedia had traded under the ticker symbol LMCD on the Canadian Dealing Network Inc. ("CDN") and under the ticker symbol LZMCF on the NASD Over-the-counter Bulletin Board ("OTC-BB"), started trading on the CDN in U.S. dollars and under the new symbol ACTF.U, and on the OTC-BB under the new symbol ACTFF.

      Upon assuming leadership of the Company in late 1998, present management had begun reorganizing and re-focusing the Company in order to take advantage of emerging business opportunities on the Internet.

      An Advisory Committee was formed of professionals from the health, fitness and technology sectors. Now chaired by Mr. Robert Lifton, the Advisory Committee has since attracted a number of notable senior executives from the medical, entertainment, sports and financial sectors. A complete list can be found on the ActFit.com website in the Corporate Information section.

     In 1999, its first year as an Internet company, ActFit.com Inc. achieved a series of successes:

o January 1999: Launched the Web's first interactive Virtual Health Club and deployed a traffic building strategy. Within nine months, the Company had built one of the largest and fastest-growing focussed-market network of web sites of its kind on the Internet. At the end of 1999, the ActFit.com network consisted of more than 360 health, fitness and sports-related alliance sites, with audited traffic in excess of 3.1 million page views per month.

o August 1999: Launched Active Trainer Online (ATO), the online version of the Company's Active Trainer CD-ROM. In this remarkable technical achievement, ATO became the first CD-ROM program to be successfully adapted to delivery over the Internet. ActFit.com Inc. also joined a select group of companies such as Cisco Systems and Sun Microsystems in the pioneering of so-called "thin-client" applications, that is, programs delivered over the web.

o September 1999: Launched Body of Knowledge, the most complete electronic encyclopedia of weight-training exercises currently available. Designed expressly for the fitness club user, this program is currently marketed to 2 million fitness club members across the U.S., through an alliance with ClubSite Internet Network Inc., which creates and manages web sites for more than 2000 health clubs throughout North America.

General Information

         The headquarters and registered office of the Company are located in Canada at 11 Charlotte Street, Toronto, Ontario M5V 2H5. The telephone number is
(416) 977-2001. Inquiries should be directed to Richard Hue, the Company's Chief Executive Officer. The registrar and co-transfer agent for the Company is Equity Transfer Services Inc., 120 Adelaide Street West, Suite 420, Toronto, Ontario M5H 4C3, Tel: (416) 361-0152. The other co-transfer agent is Continental Stock Transfer & Trust Company, 2 Broadway, New York, NY 10004, Tel: (212) 509-4000.

Brief History

         The Company was incorporated under the Business Corporations Act (Ontario) on April 20, 1964 under the name Benvan Mines Limited. The company underwent a number of name changes between 1964 and 1967.

         On June 27, 1997, the name of the Company was changed to LaserMedia Communications Corp. ("LaserMedia") as part of a transaction in which the Company acquired all the issued and outstanding securities of LaserMedia Inc. LaserMedia Inc.'s principal business was the production and distribution of multimedia interactive consumer software products in the entertainment, home education and personal fitness categories. The securities issued by the Company in exchange for the issued and outstanding securities of Lasermedia Inc. were valued at CDN$8,300,000. The value of the Company was determined by an unaffiliated business valuation and litigation support company. The Company, at that time had one other wholly owned subsidiary, Verisim, Inc., which developed Internet software.

         In 1997 the Company determined the need to move its business activities away from diffuse and divergent multimedia activities toward the more focused core business of the delivery of health and fitness information via interactive electronic media and made a series of acquisitions. The Company also started to develop virtual reality products and services.

         In fourth quarter of 1998 the Company announced its intention to launch "ActFit.com", a website which the Company believed would be the first virtual health and fitness club, incorporating a high level of graphic realism and interactivity on the Internet. ActFit.com was launched two months later, in January 1999.

         At the annual and special meeting of shareholders in July, 1999, the shareholders of the Company approved a resolution to change the Company's name from Lasermedia Communications Corp. to Actfit.com Inc. The name change took effect August 5, 1999.

The Market

         The Active Lifestyle marketplace (health, fitness and sports) is a diverse market in a rapidly growing area of consumer interest. It is reported to be worth $80 billion in annual sales and consist of more than seventeen million enthusiasts in the United States alone. There are tens of thousands of suppliers to serve them. It is a market that lends itself to consolidation, as organizations seek acquisition, merger, co-branding and cross-promotional opportunities. The Company believes it is a market with no single dominant brand.

         The Company  hopes to make  "ActFit.com"  become the dominant  brand by
being  the  leading   entry  point  on  the  Internet  for  health  and  fitness information, product and services.

ActFit.com Website

         The Company markets its "ActFit.com" website as the central source for Active Lifestyle information on the Internet. The Company provides advertisers and sponsors targeted co-branding and cross-promotional opportunities through its "channels" or topic areas, each of which attracts a rapidly growing core of loyal users.

         The website was launched in January 1999, and experienced rapid growth in traffic almost immediately. By the end of 1999 page views were running at 3.1 million per month, as audited by ABC Interactive.

         As the Company's strategy of developing its network through targeted web hosting gains momentum, the number of page views continues to climb and the potential value of advertising and sponsorship opportunities offered on "ActFit.com" increases. To further the Company's goals, it has been negotiating alliances with health, fitness and sport web sites and publications around the world. This network strategy has the potential of substantially increasing the number of page views, as well as increasing the Company's exposure on the Internet and conventional media outlets. The "ActFit.com" website sells advertising on behalf of its network members and shares in these revenues.

         The ActFit.com website integrates innovative, interactive content in a media-rich environment including such features as 3-D graphics, chat rooms, online training advice, weekly fitness e-zine, workout generators, brand-extending free email yourname@ActFit.com, full-motion video exercise demonstrations, full-motion video celebrity workouts and a dynamic database of authoritative health and fitness information. ActFit.com's video library is currently the largest fitness-related video library on the Internet.

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

         The media-rich virtual environments of ActFit.com were developed and produced using Macromedia Flash technology, the same technology that Microsoft's Web TV uses for interactive television. ActFit.com is one of the first websites that can create interactive Internet advertising that can be converted to interactive television. With this pioneering expertise, "ActFit.com" will be competitively positioned to offer its clients and associates an opportunity to be among the first to offer advertising content which will appear on interactive television, which many consider to be the future evolution of all television advertising.

Brand Management & The Development of The ActFit.com Franchise

         By building a highly-visible brand and establishing a solid credibility in a focused market, the Company looks to expand its business interests to include other potentially profitable activities which could be operated as proprietary ventures or licensed and managed by third parties.

         The Company may look to offer for sale such products and services as: apparel, vitamins and supplements, books, videotapes, CD-ROMS, DVD-ROMS and television programming as well as provide the management of health and fitness events such as competitions, conferences, trade shows, lecture series and on-line travel services offering specialized fitness packages.

         All of these initiatives introduce new sponsorship, advertising and product placement opportunities for our media-buying customers that could lead to many unique co-branding and cross-promotional vehicles.

Potential Sources of Revenue

         The Company will seek to generate revenues from the following sources:

 o       media sales of  advertising  space;
 o       fees for the  production of interactive advertising;
 o       sponsorship  fees for  ActFit.com  rooms,  features and webcast events;
 o       transaction fees and commissions from Shopping Center product sales;
 o       sales of downloadable  products under the "ActFit.com" brand;
 o       memberships fees for customized services;
 o       subscription fees to pay-per-view events;
 o web hosting and site management fees from health and fitness organizations and publications;
 o commission and/or share of advertising revenue from media sales on hosted sites; and o sales of research data and analysis of consumer information and trends for the health and fitness industry.

Growth Strategy

         The Company has adopted an incremental growth strategy to be achieved through the targeting of specialized markets for its proprietary interactive fitness products.

         The identification and cultivation of these markets affords ActFit.com the opportunity to sell to highly focused groups of prime prospects with a high degree of efficiency and little wastage of marketing dollars. Through its unequalled reach, the Internet allows re-purposed products to penetrate these markets anywhere in the world.

         ActFit.com has identified three such markets:

         (i) The enormous participatory sports market. In 2000 ActFit.com plans to use its depth of knowledge in the creation of interactive fitness programs to tap the $40 billion participatory sports market. The Company, capitalizing on the loyal user base captured by its 16 online "channels", will begin to serve highly-focused communities of sports enthusiasts with conditioning, nutrition and sports medicine programs specifically tailored to their needs. Initially all of the most popular sports will be covered, including ice hockey, baseball, football, soccer, and basketball, with skiing, snowboarding, running and other activities to follow. Revenue will accrue from subscription to personalized conditioning programs, from e-commerce of related goods, and from leveraging of databased user information;

         (ii) The 13 million health club members in the United States. Through an alliance with ClubSite Internet Network Inc. ("ClubSite"), which builds customized websites for both independent and chain health clubs, ActFit.com will be able to electronically market its online fitness programs directly to the members of these clubs. The programs will be paid for and delivered electronically, taking advantage of the efficiency and broad reach of the Internet. At year end 1999, ClubSite managed customized sites for over 2000 clubs, with a total of 5000 expected to be online by the end of 2000. The ClubSite alliance affords ActFit.com access to a lucrative and burgeoning customer base at a fraction of the cost of traditional media advertising and publicity campaigns; and

        (iii) The employees of Fortune 500 companies. The Company is entering into a strategic alliance with Health Systems Group Inc. ("HSG"), one of Canada's largest developers and managers of employee fitness and health programs in the corporate sector. HSG helps
               Fortune 500-level clients, including Ford Motor Company of Canada, Imperial Oil Limited, Procter and Gamble, Amex Canada, Rogers AT&T, and 20 other major companies, reduce the enormous cost of employee absenteeism, short- and long-term disability, and Workers Compensation Board claims. This acquisition will allow the Company to deliver its fitness, nutrition and wellness programs to a prime audience in a rapidly expanding market.

Competition

         The Active Lifestyle market is characterized by intense competition and by rapidly changing technology, evolving industry standards and frequent new product and service introductions. The Company's competitors range from small companies with limited resources to large companies with substantially greater financial, technical and marketing resources than those of the Company.

         Management believes that competition will come from existing businesses entering the Internet marketplace from traditional media such as magazines and television. However, the Company has a significant advantage in that from its beginning, it specialized in the creation of interactive fitness programs for the electronic media and possesses a far greater inventory of these materials than late entries into the field.

         Only a small percentage of products or services introduced in this marketplace achieve any degree of sustained market acceptance. The principal competitive factors guiding the success of an Internet-based company in this or any marketplace include perceived credibility, reliability, brand recognition, ease and speed of online products, technological competency, marketing strategy, and factors relating to rapidly developing trends. The Company believes that it can compete effectively in these areas but there is no assurance that it will be able to do so successfully.

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

Government Regulation of Environment

         There are no significant rules or regulations in connection with governmental regulation of the environment applicable to the Company that would have a material effect on capital expenditures, earnings or its competitive position. Employees

         At June 30, 2000, the Company employed 17 individuals.

Seasonal Variation

         The Company has not experienced significant effects of seasonality to date; however, the operating results of many Internet companies reflects seasonal fluctuations. For example, many Internet companies earn their highest revenue and profits in the calendar year-end holiday season and a seasonal low in revenue and profits in the quarter ending in June. There can be no assurance that the Company will not experience such trends in the future.

Risk Factors

         The following are the principal risk factors regarding an investment in the Company:

         (a)      Limited history of operations and profitability

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

         (b)   Potential fluctuations in quarterly operating results

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

         (c)   Rapid technology change

         The information technology industry is undergoing rapid changes, including evolving industry standards, frequent new product introduction, and changes in consumer requirements and preferences. The Company's success will depend upon, among other things, its ability to achieve and maintain technological and quality leadership by anticipating and developing new products and services. There can be no assurance that the Company will respond effectively to market or technological changes, or compete successfully in the future. If the Company is unable to meet the challenge of a rapidly evolving industry in a timely manner, this inability could have a material adverse effect on the Company's operations.

         (d) Risks associated with new product/services development and timely introduction of new and enhanced products/services

         The Company's future success will depend to a substantial degree upon its ability to enhance its existing products and services and to develop and introduce, on a timely and cost-effective basis, new products, services and features that meet customer demands and emerging and evolving industry standards. The Company budgets amounts to expend for research and development based on planned product introductions and enhancements; however, actual expenditures may significantly differ from budgeted expenditures. Inherent in the product development process is a number of risks. The development of new online products and services is a complex and uncertain process requiring high levels of innovation, as well as accurate anticipation of technological and market trends.

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

         (e)      Competition

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

         The Company believes that its ability to compete successfully depends upon a number of factors, including, market presence, access to capital, the pricing policies of its competitors, and the timing of introductions of new products and services by the Company and its competitors. There can be no assurances that the Company will have the resources required to respond effectively to market or technological changes or to compete successfully with current or future competitors or that competitive pressures faced by the Company will not materially and adversely affect its business, operating results and/or financial position.

         (f)      Risks associated with Internet Distribution

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

         (g)      Proprietary rights and risk of infringement

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

         (h)      Dividends

         It is the current policy of the Company's management to retain any earnings to finance the operations and expansion of the Company's business and payment of dividends on the common shares is unlikely in the foreseeable future.

         (i)      Potential volatility of stock price

         The trading price of the common shares is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to the copyrights or proprietary rights, conditions and trends in the multimedia industry, adoption of new accounting standards affecting the multimedia industry, changes in financial estimates by securities analysts, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. The Company's common shares are being traded in Canada on the Canadian Dealing Network Inc. Over-the-counter market and in the United States on the NASD
         Over-the-counter Bulletin Board. The public float is approximately 6,000,000 common shares. Broad market fluctuations may materially adversely affect the market price of the common shares.

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

ITEM 3.  LEGAL PROCEEDINGS

         The Company is not a party to any material pending legal proceedings.

ITEM 4.  CONTROL OF COMPANY

         As of June 30, 2000, there were no stockholders known by the Company to be beneficial owners of more than 10% of the outstanding common stock of the Company. All of the Company's officers and directors, taken as a group (three persons), own less than 2% of the Company's outstanding common stock as of June 30, 2000.

         As far as known to the Company, the Company is not directly or indirectly owned or controlled by another corporation or by any governmental authority. The Company does not know of any arrangements which may at a subsequent date result in a change in control of the Company.

ITEM 5.  NATURE OF TRADING MARKET

         On August 14, 1997 the common shares of the Company commenced trading and quotation on the Canadian Dealing Network Inc. ("CDN"), which is the over-the-counter market in Canada. The common shares traded on CDN under the ticker symbol "LMCD" until August 19, 1999 when due to a change in the Company's name it changed its ticker symbol to ACTF.U. On August 19, 1999 the Company also began trading and quotation in US dollars on CDN.

         On October 20, 1998 the common shares of the Company began trading on the NASD Over-the-counter Bulletin Board ("OTC-BB") under the trading symbol "LZMCF". On August 19, 1999 the Company changed its ticker symbol and continued trading on the OTC-BB under the new ticker symbol ACTFF.

         The following tables presents the high and low trading values per quarter of the common stock of the Company from the date the Company's common shares commenced trading on each of CDN and the OTC-BB, through to June 30, 2000.

                              TRADING MARKET TABLE

Canadian Stock Trading Analysis (In Canadian Dollars unless otherwise indicated)

         FISCAL QUARTER                              HIGH               LOW
         --------------                              ----               ---
         1997
         ----
         August 14 - September 30, 1997              $1.70              $1.45
         October 1 - December 31, 1997               $1.75              $0.80
         1998
         ----
         January 1 - March 31, 1998                  $1.85              $0.75
         April 1 - June 30, 1998                     $2.05              $0.45
         July 1 - September 30, 1998                 $0.55              $0.25
         October 1 - December 31, 1998               $0.40              $0.10
         1999
         ----
         January 1 - March 31, 1999                  $0.85              $0.10
         April 1 - June 30, 1999                     $2.22              $0.47
         July 1 - September 30, 1999                 $3.10              $1.30
        *July 1 - September 30, 1999            U.S. $2.12         U.S. $1.07
         October 1 - December 31, 1999          U.S. $1.15         U.S. $0.43
         2000
         ----
         January 1 - March 31, 2000             U.S. $0.87         U.S. $0.31
         April 1 - June 30, 2000                U.S. $0.70         U.S. $0.27
*Began trading in U.S. Dollars on the Canadian Dealing Network on August 19,1999

U.S. Stock Trading Analysis (In U.S. Dollars)

         FISCAL QUARTER                         HIGH             LOW
         --------------                         ----             ---
         1998
         ----
         October 20 - December 31, 1998         $0.28            $0.05
         1999
         ----
         January 1 - March 31, 1999             $0.75            $0.07
         April 1 - June 30, 1999                $1.52            $0.30
         July 1 - September 30, 1999            $2.12            $1.07
         October 1 -December 31, 1999           $1.18            $0.40
         2000
         ----
         January 1 - March 31, 000              $0.88            $0.30
         April 1 - June 30, 2000                $0.75            $0.27

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

         There is no limitation imposed by Canadian law or by the Company's bylaws or other constituent documents of the Company on the right of nonresident or foreign owners to hold or vote shares of common stock, other than as provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act.

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

         With respect to acquisitions of voting shares, only those acquisitions of voting shares of a corporation that constitute acquisitions of control of such corporation are reviewable under the Investment Canada Act. The Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister responsible for the Investment Canada Act. If the Minister does not ultimately approve a reviewable acquisition which has been completed, the non-Canadian person or entity may be required, among other things, to divest itself of control of the acquired Canadian business. Failure to comply with the review provisions of the Investment Canada Act could result in, among other things, a court order directing the disposition of assets or shares.

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

         This summary is based upon the provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the "Tax Act") and the Canada-United States Tax Convention as amended by the Protocols thereto (the "Tax Convention") and the current administrative practice of Canada Customs and Revenue Agency, Excise and Taxation. This summary does not take into account Canadian provincial income tax consequences or United States tax implications.

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

North American Free Trade Agreement (Canada)

         The Investment Canada Act was amended with the North American Free Trade Agreement (NAFTA) to provide for special review thresholds for Americans (including "American-controlled entities" as defined in the Investment Canada
Act). Under the Investment Canada Act, as amended, an investment in the Company's common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the "Review
Threshold"),  which  increases  in stages.  The Review  Threshold  is  currently
CDN$150 million and remains at CDN$150 million in constant 1992 dollars (calculated as prescribed in the Investment Canada Act) after 1992.

Disposition of Common Shares

         If a non-resident were to dispose of common shares of the Company to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e., which holds shares representing more than 10% of the voting power and more than 10% of the market value of all issued and outstanding shares of the Company or if controlled by the other Canadian corporation), the amount by which the fair market value of any consideration (other than any shares of the purchaser corporation) exceeds the paid-up capital of the common shares sold will be deemed to be taxable as a dividend paid by the purchasing corporation, either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation, and subject to withholding taxes as described below.

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

Dividends

         In the case of any dividends paid to non-residents, the Canadian tax is withheld by the Company, which remits only the net amount to the shareholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 5% in the case of certain corporate shareholders owning at least 10% of the Company's voting shares). In the absence of the Tax Convention provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from the Company are taxable by Canada as ordinary dividends and therefore the withholding tax rates will be applicable.

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

         Capital Gains

         A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of a share of a class that is listed on a prescribed stock exchange unless the share represents "taxable Canadian property" to the holder thereof. A common share of the Company will be taxable Canadian property to a non-resident holder if, at any time, during the period of five years immediately preceding the disposition, the non-resident holder, persons with whom the non-resident holder did not deal at arm's length, or the non-resident holder and persons with whom he/she did not deal at arm's length owned 25% or more of the issued shares of any class or series of the Company. In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian tax will be payable on a capital gain realized on such shares by reason of the Tax Convention unless the value of such shares is derived principally from real property situated in Canada or the non-resident holder previously held the shares while resident in Canada. The Company believes that the value of its common shares is not derived from real property situated inside Canada.

ITEM 8.  SELECTED FINANCIAL DATA

         The following table provides a summary of certain financial information for fiscal years 1999, 1998, 1997, 1996 and 1995. Such selected financial data have been derived from the Company's financial statements which were prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). Audited financial statements for the years ended December 31, 1998 and 1999 have included notes that highlight the differences in the financial statements had they been prepared in accordance with generally accepted accounting principles in the United States ("US GAAP"). Canadian GAAP is different in some respects from US GAAP. For the financial years ended December 31, 1999 and 1998 the Company wrote off three items, being publishing rights, goodwill and deferred development expenses as would have been required had the Company prepared the financial statements in accordance with US GAAP. The information presented should be read in conjunction with such consolidated financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                                           1999              1998            1997             1996          1995
                                                           ----              ----            ----             ----          ----
   REVENUE                                             $290,730          $584,259      $2,538,824         $383,154      $141,478
                                                ---------------- ----------------- --------------- ---------------- -------------

   EXPENSES

            General and administrative                 2,267,957         1,998,349       1,117,539          102,530         -

            Sales and Marketing                        1,099,595           647,738         690,196           83,251         -

            Amortization                                 177,634           268,955         124,673            7,841         -

            Other                                         70,710           488,107

            Interest                                      70,602            90,180          12,806            1,102         -

            Product Cost                                  12,694           378,309         322,621          269,707         -
                                                ---------------- ----------------- --------------- ---------------- -------------

                                                      $3,699,192        $3,871,638      $2,267,835         $464,431   $153,380(1)
                                                ================ ================= =============== ================ =============

   INCOME (LOSS) BEFORE UNDERNOTED ITEMS              (3,408,462)       (3,287,379)        270,989          (81,277)      (11,912)


   Write-off of Deferred Development Costs               418,879            69,196


                                                           1999              1998            1997             1996          1995
                                                           ----              ----            ----             ----          ----

   Write-off of Goodwill                                  93,461           373,448            -                  -            -

   Write-off of Publishing Rights                                          102,071            -                  -            -
                                                ---------------- ----------------- --------------- ---------------- -------------
                                                         512,340           544,715            -                  -            -
                                                ---------------- ----------------- --------------- ---------------- -------------

   INCOME (LOSS) FOR THE YEAR                        $(3,920,802)      $(3,832,094)        270,989         $(81,277)     $(11,912)
                                                ================ ================= =============== ================ =============

   BASIC EARNINGS (LOSS) PER SHARE                        $(0.20)           $(0.29)          $0.02           $(0.01)          NIL
                                                ================ ================= =============== ================ =============

   AVERAGE SHARES OUTSTANDING - BASIC                 19,668,993        13,278,649      11,950,243       11,033,532    11,033,532
                                                ================ ================= =============== ================ =============

(1) The operating expenses for 1995 consist of $120,825 for cost of revenue, $13,663 for general and administrative, and $18,902 for sales and marketing.

Note: The effect of the conversion of warrants and options would not have a dilutive effect and therefore no diluted loss per share is disclosed.

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

         By the end of the fiscal year 1998, the Company had been restructured and reorganized. The activities of Multimedia Studio (graphic design) and On-line Games (development of Internet applications) had ceased, and the remaining two groups, Multimedia Software (development, marketing and sales of CD ROM products), and Health and Fitness On-line (customer service for CD-ROM products and development of new on-line multimedia products), were consolidated and focused on the health and fitness market.

         In January 1999 the Company, which had in November 1998 entered into a strategic partnership with Aludra Inc., launched an interactive health and fitness web site, www.actfit.com., The site was designed to incorporate high quality interactive graphics and sound comparable to content found on a multimedia CD-ROM, which would allow the Company to market advertising, product placement and sponsorship opportunities never before offered on the Internet. The ActFit.com Alliance Partners Program was created to develop online communities of health, fitness and sports enthusiasts which provide the target audience for advertisers and e-commerce. The Active Lifestyle Shopping Center was brought online to provide an on-site e-commerce base for the sales of fitness equipment, supplements, participatory sports paraphernalia, videos and books.

         The Company also began the adaptation of its Active Trainer CD-ROM to delivery over the Internet. This project, designed to capitalize on the economies of electronic delivery and the reach of the World Wide Web, was a pioneering effort in the development of interactivity on the Web, being the first CD-ROM program to be delivered online. In August 1999, Active Trainer Online became available at www.activetrainer.com, as an application sold on a subscription basis.

         By the end of 1999 preliminary development had also been completed on an interactive CD-ROM product designed especially for the fitness club market. Body Of Knowledge Volume One: Weights in Motion is the only complete encyclopedia of strength training exercises on CD-ROM. Through a strategic partnership with ClubSite Internet Network Inc., which operates turnkey websites for fitness clubs across the United States, this product will be marketed to millions of club members who can purchase it directly over the Internet.

         In exchange for promotional considerations in the desirable Los Angeles market, the Company furnished website redesign services for the NASCAR L.A. Street Race. It also designed and executed a website for Adonnics Inc., a martial arts program, and provided consulting services to Tokens Fine Foods Limited, a manufacturer of health snacks, in return for promotions.

         In order to maximize revenue opportunities through targeted advertising and e-commerce, as the year progressed the health and fitness website concept was broadened to serve a wider range of markets. The Alliance Partners Program had grown to encompass communities of sports enthusiasts, notably tennis, soccer, baseball and hockey, and these communities, along with a dozen others, were added to the "channels" served by the website. The "Active Lifestyle" portal site was launched in October, 1999 at www.actfit.com.

         To pursue other sources of revenue, the Company entered into several affiliate programs with online companies, notably DocTalk Inc., a provider of medical advice, and Internet Sports Network Inc., which runs interactive sports games

         The Company provided ongoing page layout services for 14 medical journals published by B.C. Decker Inc., continuing a business relationship which has existed since 1995. As well, the Company provided similar services to Carswell Thomson Professional Publishing Inc. for its Payroll Manager newsletter.

Accounting Principles

         Even though the financial statements prepared for the fiscal years 1999 and 1998 were prepared in accordance with Canadian GAAP, notes to the financial statements highlight the differences in the financial statements had they been prepared in accordance with US GAAP. In 1999 and 1998 the Company also wrote off publishing rights, goodwill and deferred development expenses as would be required by US GAAP.

Results of Operations

Revenues

         Revenue in 1999 was $290,730 compared with $584,260 in 1998 and $2,538,824 in 1997. Revenue for the fiscal year ended December 1997 included an amount of $1,950,000 for the sale by the Company of its Active Trainer family of software. Thus revenue for 1997 without including the sale of software was $588,824.

         Revenue in 1999 was derived from $161,430 in sales of CD-ROM products, and $129,300 in video productions and editing services. In 1998, CD ROM sales were $584,487. In 1997 CD ROM sales were $588,824.

Operating Expenses

         Product   Cost.   Product   costs  in  1999  were  $12,694   decreasing
significantly from $378,309 in 1998 due to the write-off of product inventory in 1998. Product costs for 1997 were $238,334.

         General and Administrative. Theincrease in general and administrative expenses from $1,998,349 in 1998 to $2,267,957 in 1999 was primarily attributable to the increase in labour and consulting expenses. General and administrative expenses in 1997 were $1,255,018.

         Sales and Marketing. The increase in sales and marketing expenses from $649,738 in 1998 to $1,099,595 in 1999 was primarily due to the costs incurred in the marketing of the Company's new activity, ActFit.com, to business interests. The sales and marketing expense for 1997 was $690,196.

Operating Income (Loss)

         Write-offs to Meet US GAAP Requirements. During the fiscal years 1998 and 1999, the Company wrote off three items, being publishing rights, goodwill and deferred development expenses totaling $544,715 in 1998, and goodwill and deferred development expenses totaling $512,340 in 1999. Even though the financial statements prepared for the fiscal years 1999 and 1998 were prepared in accordance with Canadian GAAP, these items would have been required to be written off under US GAAP.

Net Income (Loss)

         The Company reported a net loss of $3,920,802 in 1999, compared to a net loss of $3,832,094 in 1998 and a net income of $270,989 in 1997. The net income in 1997 was due to the sale by the Company of its Active Trainer family of software for $1,950,000. Excluding this transaction, the Company would have incurred a loss of $1,679,011 during the fiscal year ended December 31, 1997.

Liquidity and Capital Resources

         The Company's principal working capital needs are for the production, carrying and marketing of products; the development and acquisition of new products; and the maintenance and updating its Internet website.

         The Company reported a cash balance of $42,599 at December 31, 1999 compared with $0 at December 31, 1998 and $725,171 on December 31, 1997. Accounts payable and accrued liabilities increased to $981,341 on December 31, 1999 compared with $737,035 on December 31, 1998 due to restructuring and reorganization of the Company and the rapid development and deployment of ActFit.com in 1999. Accounts payable and accured liabilities were $430,072 on December 31, 1997. During 1999, the Company's current portion of long-term debt decreased from $232,049 to $104,859 and the Company's loans payable were reduced from $884,004 in 1998 to $343,587. On December 31, 1997 the current portion of long term debt was $77,806 and loans payable were $0.

         During the fiscal year ended December 31, 1999, the Company received $1,991,219 resulting from private placements for common shares of the Company and an additional $872,950 resulting from the exercise of options and warrants for common shares of the Company, for a total of $2,863,969.

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

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names of all directors and officers of the Company and the year in which each person became a director of the Company.


                                                                           YEAR BECAME
         NAME                      POSITION                                A DIRECTOR
         ----                      --------                                ----------
         Richard Hue               Chief Executive Officer,                1998
                                   President and Director

         Samuel C. Paul            Chief Financial Officer, Treasurer,     1997
                                   Secretary and Director

         Allan Hardy               Director                                1998


         The principal occupations, business or employment of each of the proposed directors and their respective biographies are as follows:

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

ITEM 11. EXECUTIVE COMPENSATION

Executive Compensation

         During  the  fiscal  year  ended   December  31,  1999  the   aggregate
remuneration paid to all officers of the Company as a group was approximately $95,552.

         The table below sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiary for the Company's financial years ending December 31, 1999, and December 31, 1998, for the president and for the chief financial officer (the "Named Executives") being the only executive officers of the Company.


                                                     Annual Compensation                     Long Term Compensation
                                                     -------------------                     ----------------------
          Name and                                                   Other Annual               Securities under
     Principal Position        Year       Salary       Bonus       Compensation (1)           Options Granted (2)
     ------------------        ----       ------       -----       ----------------           -------------------
Richard Hue                   1998         NIL          NIL              $155                            NIL
Chief Executive Officer and   1999         NIL          NIL            $3,160                      1,200,000
President

Samuel C. Paul                1998       $6,500         NIL              $215                            NIL
Chief Financial Officer,      1999      $90,000(3)      NIL            $3,390                        135,000
Secretary and Treasurer

(1) Represents Group Benefit Plan Premiums Paid by the Company.
(2) For the fiscal year ended December 31, 1999, 1,335,000 options were granted to the Company's named executive officers.
(3) Paid by way of common shares of the Company.

Compensation to Directors

         During the fiscal year ended December 31, 1999, the directors received no fees for attending meetings of the board of directors, meetings of committees of the board of directors which they attended or for the signing of any written resolution of directors or documents on behalf of the Company. During the year 1999, each director was granted 60,000 options. As of June 27, 2000 the Company granted 25,000 stock options to each of the 3 directors for the fiscal year 2000.

         None of the current or former officers or directors of the Company or any proposed nominee for election as a director or any associate thereof is indebted to the Company or its subsidiaries. In addition, no benefits were paid, and no benefits are proposed to be paid to any of the current or former directors and officers of the Company or any proposed nominee for election as a director of the Company or any associate thereof under any pension or retirement plan.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM COMPANY

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

         At the 1999 annual shareholders' meeting, the shareholders of the Company approved an amendment to the Stock Option Plan to:

          (i) increase the maximum number of common shares issuable under the Stock Option Plan to 11,000,000;

         (ii)  exceed the following thresholds:

                      (A) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

                      (B) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; and

                      (C) insider's associates, within a one-year period, of a number of shares exceeding 5%

                                    of the outstanding issue; and
        (iii) exceed the threshold limiting the number of shares reserved for issuance to any one person pursuant to options to 5% of the outstanding issuer

         As of June 30, 2000 the Company had granted 10,573,444 options under the Stock Option Plan of which 2,611,938 had been exercised for the purchase common shares of the Company. The board of directors is proposing to increase the maximum number of common shares issuable pursuant to the Stock Option Plan at the next annual shareholders' meeting.

         The chart below sets out the options currently reserved for issuance, the options granted to June 30, 2000 and the number of options proposed to be available for grants.

         Reserved for Issuance under the Stock Option Plan                         11,000,000
         Options Granted to Date                                                   10,573,444
         Options Available to be Granted Prior to the Proposed Increase               426,556
         Proposed Increase                                                          7,000,000
         Options Available to be Granted Following the Proposed Increase            7,426,556

         The board of directors believes that it should have available 7,426,556 options to purchase common shares to meet anticipated needs and to provide for a reasonable contingency. Therefore the board of directors believes that it would be appropriate to increase the number of common shares reserved for issuance under the stock option plan by 7,000,000. This would result in an increase in the number of common shares reserved for issuance under the stock option plan from 11,000,000 to 18,000,000. Taking into consideration the proposed increase, the number of common shares reserved for issuance and outstanding unexercised options will be approximately 64% of the issued and outstanding common shares of the Company.

Executive Option Holders

         As of June 30, 2000, officers, directors and senior management of the Company had been granted a total of 2,690,000 options of which 362,500 have been exercised.

Warrants

         As of June 30, 2000 a total of 2,187,766 shares of common stock were reserved for issuance upon exercise of warrants.

         Each warrant entitles the holder, subject to the terms and conditions set forth in the warrant certificate, to purchase from the Company one common share of the Company at the applicable exercise price. The Company has five series of warrants issued and outstanding, all of which feature the same terms and conditions but have varying exercise prices and expiry dates. Some of the warrants were issued issued in connection with the acquisition of all the issued and outstanding securities of Lasermedia Inc.

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

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, a proposed management nominee for election as a director of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 1999 (being the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

                                     PART II
                                     -------

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         N/A

                                    PART III
                                    --------

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

                                     PART IV
                                     -------
ITEM 17. FINANCIAL STATEMENTS

         The Company has chosen to provide the financial statements specified in
Item 18 in lieu of Item 17.

ITEM 18. FINANCIAL STATEMENTS

         See Item 19(a)

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(1)      FINANCIAL STATEMENTS:

         See page F-1

(2)      EXHIBITS

         1.   Articles of Amendment of ActFit.com Inc. dated August 5, 1999

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ACTFIT.COM INC.

                                              By:      /s/ Richard Hue
                                                       ------------------
                                                       Richard Hue
                                                       President and Chief
                                                       Executive Officer

                                              By:      /s/ Samuel C. Paul
                                                       -------------------
                                                       Samuel C. Paul
                                                       Chief Financial Officer,
                                                       Treasurer and Secretary

Date: July 13, 2000