Form 20-F/A
period 1999-12-31
ACTFIT COM INC
filed 2000-07-25
CIK 1055364

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A

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

         (ii) The 30 million health club members in the United States. Through an alliance with ClubSite Internet Network Inc. ("ClubSite"), which builds customized websites for both independent and chain health clubs, ActFit.com will be able to electronically market its online fitness programs directly to the members of these clubs. The programs will be paid for and delivered electronically, taking advantage of the efficiency and broad reach of the Internet. At year end 1999, ClubSite managed customized sites for over 2000 clubs, with a total of 5000 expected to be online by the end of 2000. The ClubSite alliance affords ActFit.com access to a lucrative and burgeoning customer base at a fraction of the cost of traditional media advertising and publicity campaigns; and

        (iii) The employees of Fortune 500 companies. The Company is entering into a strategic alliance with Health Systems Group Inc. ("HSG"), one of Canada's largest developers and managers of employee fitness and health programs in the corporate sector. HSG helps
               Fortune 500-level clients, including Ford Motor Company of Canada, Imperial Oil Limited, Procter and Gamble, Amex Canada, Rogers AT&T, and 20 other major companies, reduce the enormous cost of employee absenteeism, short- and long-term disability, and Workers Compensation Board claims. This acquisition will allow the Company to deliver its fitness, nutrition and wellness programs to a prime audience in a rapidly expanding market.

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

Government Regulation of Environment

         There are no significant rules or regulations in connection with governmental regulation of the environment applicable to the Company that would have a material effect on capital expenditures, earnings or its competitive position. Employees

         At June 30, 2000, the Company employed 24 individuals.

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

ITEM 18. FINANCIAL STATEMENTS



                      Consolidated Financial Statements of

                                 ACTFIT.COM INC.

                   (FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

                          Year ended December 31, 1999

Auditors' Report to The SHAREHOLDERS

We have audited the consolidated balance sheet of Actfit.Com Inc. (formerly Lasermedia Communications Corp.) as at December 31, 1999 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States, application of accounting policies generally accepted in the United States would have affected the financial statements to the extent summarized in note 13 to the consolidated financial statements.

The consolidated financial statements as of December 31, 1998 and 1997 and for the years then ended were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their report dated May 10, 1999.

[GRAPHIC OMITTED]
/s/KPMG LLP
-----------
   KPMG LLP

Chartered Accountants
Vaughan, Canada
January 28, 2000

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 2 to the financial statements. Our report to the shareholders dated January 28, 2000, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

[GRAPHIC OMITTED]
/s/KPMG LLP
-----------
   KPMG LLP
Chartered Accountants
Vaughan, Canada
January 28, 2000


ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Consolidated Balance Sheet

December 31, 1999 and 1998
--------------------------------------------------------------------------------------
                                                                  1999          1998
--------------------------------------------------------------------------------------
Assets

Current assets:
     Cash                                                   $    42,599    $      --
     Accounts receivable                                         73,502        116,897
     Investment tax credits recoverable                           1,685        431,558
     Prepaid expense and sundry assets                           60,828         51,363
--------------------------------------------------------------------------------------
                                                                178,614        599,818

Capital assets (note 4)                                         509,466        550,958
Deferred development costs (note 5)                                --          418,879
Goodwill (net of accumulated amortization; 1998 - $7,577)          --           93,461
--------------------------------------------------------------------------------------
                                                            $   688,080    $ 1,663,116
--------------------------------------------------------------------------------------

Liabilities and Shareholders' Deficiency

Current liabilities:
     Bank indebtedness                                      $      --      $    79,731
     Accounts payable and accrued liabilities                   981,341        737,035
     Loans payable (note 6)                                     343,587        884,004
     Current portion of long-term debt (note 7)                 104,859        232,049
--------------------------------------------------------------------------------------
                                                              1,429,787      1,932,819

Long-term debt (note 7)                                          15,756        126,178

Shareholders' deficiency:
     Capital stock (note 8)                                   6,817,633      3,258,413
     Deficit                                                 (7,575,096)    (3,654,294)
--------------------------------------------------------------------------------------
                                                               (757,463)      (395,881)


Future operations (note 2)
Commitments and contingencies (note 12)

--------------------------------------------------------------------------------------
                                                            $   688,080    $ 1,663,116
--------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

On behalf of the Board:

By: /s/ Sam Paul
----------------
        Sam Paul, Director

By: /s/ Richard Hue
-------------------
        Richard Hue, Director

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Consolidated Statement of Operations and Deficit

Year ended December 31, 1999, 1998 and 1997

---------------------------------------------------------------------------------------------------
                                                                1999          1998           1997
---------------------------------------------------------------------------------------------------

Revenue                                                   $   290,730    $   584,259    $ 2,538,824

Expenses:
     General and administrative                             2,267,957      1,998,349      1,126,818
     Sales and marketing                                    1,099,595        649,738        690,196
     Amortization                                             177,634        266,955        115,394
     Other                                                     70,710        488,107           --
     Interest                                                  70,602         90,180         12,806
     Product costs                                             12,694        378,309        322,621
---------------------------------------------------------------------------------------------------
                                                            3,699,192      3,871,638      2,267,835
---------------------------------------------------------------------------------------------------
Income (loss) before the undernoted items                  (3,408,462)    (3,287,379)       270,989

Write-off of deferred development costs                       418,879         69,196           --
Write-off of goodwill                                          93,461        373,448           --
Write-off of publishing rights                                   --          102,071           --
---------------------------------------------------------------------------------------------------
                                                              512,340        544,715           --
---------------------------------------------------------------------------------------------------
Income (loss) for the year                                 (3,920,802)    (3,832,094)       270,989

Retained earnings (deficit), beginning of year             (3,654,294)       177,800        (93,189)
---------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                  $(7,575,096)   $(3,654,294)   $   177,800
---------------------------------------------------------------------------------------------------
Income (loss) per common share                            $     (0.20)   $     (0.29)   $      0.02
---------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Consolidated Statement of Cash Flows

Year ended December 31, 1999, 1998 and 1997

----------------------------------------------------------------------------------------------------------------
                                                                            1999          1998            1997
----------------------------------------------------------------------------------------------------------------

Cash flows provided by (used in):

Cash flows from operating activities:

     Loss for the year                                                 $(3,920,802)   $(3,832,094)   $   270,989
     Items not involving cash:
         Amortization of capital assets                                    177,634        196,306         66,109
         Amortization of deferred development costs
           and publishing rights                                              --           65,597         46,462
         Amortization of goodwill                                             --            5,052         12,102
         Write-off of deferred development costs                           418,879         69,196           --
         Write-off of goodwill                                              93,461        373,448           --
         Write-off of publishing rights                                       --          102,071           --
         Capital stock issued for services                                 389,695        140,503           --
     Change in non-cash operating working
       capital (note 10)                                                   708,109        942,852       (725,713)
----------------------------------------------------------------------------------------------------------------
                                                                        (2,133,024)    (1,937,069)      (330,051)

Cash flows from financing activities:

     Increase (decrease) in long-term debt                                (237,612)        95,521        262,706
     Decrease (Increase) in loans receivable                                  --          175,000       (175,000)
     Issuance of notes payable                                             311,935           --             --
     Increase (decrease) in loans payable                                 (546,796)       836,630       (221,335)
     Issuance of capital stock, net of issue costs                       2,863,969        270,573      2,847,335
----------------------------------------------------------------------------------------------------------------
                                                                         2,391,496      1,377,724      2,713,706

Cash flows from investing activities:

     Increase in deferred development costs                                   --         (148,923)      (391,438)
     Purchase of capital assets                                           (136,142)       (96,634)      (687,515)
     Purchase of goodwill                                                     --             --         (484,063)
     Purchase of publishing rights                                            --             --         (111,350)
----------------------------------------------------------------------------------------------------------------
                                                                          (136,142)      (245,557)    (1,674,366)
----------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                                122,330       (804,902)       709,289

Cash, beginning of year                                                    (79,731)       725,171         15,882

----------------------------------------------------------------------------------------------------------------
Cash, end of year                                                      $    42,599    $   (79,731)   $   725,171
----------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998



1.     General:


       The Company is incorporated under the provisions of the Ontario Business Corporations Act. ActFit.Com Inc. is a specialized vertical market ASP (Application Service Provider) that licenses and delivers on-line applications, customized programs and specialized marketing services to business-to-business and business-to-consumer Active Lifestyle organizations.

2.       Basis of presentation:

       These financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assumes the realizations of assets and settlement of liabilities in the normal course of operations. Continued operations depend upon the Company's ability to attain profitable operations and obtain sufficient cash from external financing to meet the Company's liabilities as they become payable. These conditions and events cast substantial doubt on the Company's ability to continue as a going concern. Management is of the opinion that sufficient working capital will be obtained from operations and external financing to meet the Company's liabilities and commitments as they become payable.

3.       Significant accounting policies:

        (a)  Principles of consolidation:


             The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries.

        (b)  Capital assets:


             Capital assets are stated at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets using the following basis and annual rates:

--------------------------------------------------------------------------------
             Asset                             Basis                    Rate
--------------------------------------------------------------------------------

             Furniture and equipment           Declining balance         20%
             Computer hardware                 Declining balance         30%
             Automobile                        Declining balance         30%
             Computer software                 Straight line            100%
             Leasehold improvements            Straight line             20%

--------------------------------------------------------------------------------

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998



3.     Significant accounting policies (continued):


       (c) Deferred development costs:


           Development costs related to specific projects that in the Company's view have a clearly defined future market are deferred and amortized commencing in the year following that in which the new product development was completed. All other research and development costs are charged to earnings in the year incurred. Development costs are written down to fair value when declines in value are considered to be other than temporary in nature based upon expected future benefits.

       (d) Goodwill:


           Goodwill represents the excess of the purchase price over the fair market values of net assets acquired, and is amortized on a straight-line basis over 20 years. On an ongoing basis, management review the valuation and amortization of goodwill, taking into consideration any events and circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary in nature based upon expected future benefits.

       (e) Income taxes:


           The Company follows the deferral method of tax allocation accounting whereby deferred income taxes result from timing differences in the recognition of revenue and expenses for income tax and financial statement purposes.

       (f) Earnings per common share:


            Basic and fully diluted net earnings per share have been calculated using the weighted average and maximum dilutive number of shares outstanding during the year of 19,668,993 common shares (1998 - 13,278,649) and 27,482,983 common shares (1998 - 17,050,618)
            respectively.

       (g) Revenue recognition:


           Revenue is recognized as services are performed or when goods are shipped. Commitments for future services are deferred until the service is provided.

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


3.     Significant accounting policies (continued):


       (h) Foreign currency translation:


           Monetary assets and liabilities denominated in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Revenue and expenses are translated at the exchange rates prevailing on the transaction date. Realized and unrealized exchange gains and losses are included in earnings.

       (i) Use of estimates:


           The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year reported. Actual results could differ from those estimates.

       (j) Stock-based compensation plans:


           The Company has a stock-based compensation plan, which is described in note 7. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

       (k) Comparative figures:


           Certain comparative figures have been reclassified to conform with the financial presentation adopted in the current year.

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998

4.     Capital assets:

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                          1999
--------------------------------------------------------------------------------------------------------------------------------
                                                                     Accumulated                      Net book
                                                Cost                amortization                         value
--------------------------------------------------------------------------------------------------------------------------------

       Furniture and equipment       $       511,126          $          359,011                $      152,115
       Computer hardware                     449,750                     207,087                       242,663
       Automobile                             13,074                      12,157                           917
       Computer software                      62,574                      53,273                         9,301
       Leasehold improvements                204,468                      99,998                       104,470

--------------------------------------------------------------------------------------------------------------------------------
                                     $     1,240,992          $          731,526                $      509,466
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                          1998
---------------------------------------------------------------------------------------------------------------
                                                                     Accumulated                      Net book
                                                Cost                amortization                         value
--------------------------------------------------------------------------------------------------------------------------------

       Furniture and equipment       $       485,045          $          323,894                $      161,151
       Computer hardware                     354,062                     123,975                       230,087
       Automobile                             13,074                      11,765                         1,309
       Computer software                      48,201                      35,154                        13,047
       Leasehold improvements                204,468                      59,104                       145,364

--------------------------------------------------------------------------------------------------------------------------------
                                     $     1,104,850          $          553,892                $      550,958
--------------------------------------------------------------------------------------------------------------------------------


5.     Deferred development costs:

--------------------------------------------------------------------------------------------------------------------------------
                                                                        1999                            1998              1997
--------------------------------------------------------------------------------------------------------------------------------

       Balance, beginning of year                                   $    418,879                      $404,749      $     50,494
       Costs deferred during the year                                       --                         223,259           528,449
       Investment tax credit claimed on additions                           --                         (74,336)         (137,011)
       Costs written off during the year                                (418,879)                      (69,196)                -
       Amortization during the year                                         --                         (65,597)          (37,183)

--------------------------------------------------------------------------------------------------------------------------------
                                                                    $       --                        $418,879      $    404,749
--------------------------------------------------------------------------------------------------------------------------------

       During the year, management discontinued the development of its various interactive CD-Rom products. Accordingly, management has written off these development costs as there is no measurable future benefit to deferring these costs to a future period.

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


6.     Loans payable:

------------------------------------------------------------------------------------------------------------------------------
                                                                                                   1999                 1998
------------------------------------------------------------------------------------------------------------------------------

 Demand loan - bears  interest  at prime plus  2.5%,  secured by a general security agreement, repayable in blended interest and principal
   payments of $2,500                                                                       $     123,277        $        --
 Note payable - bears interest at 12% per annum, due on demand and unsecured                       10,700               10,700
 Note payable - non-interest bearing, due on demand and unsecured                                 127,993               20,952
 Note payable - non-interest bearing, due on demand and unsecured                                  81,617                 --
 Note payable - bears interest at  prime plus 6% per annum, due on April 2, 1999 and is secured by a general security agreement, 300,000 common shares of the Company and
   guarantees by several third parties                                                               --                231,231
 Note payable - bears interest at 14% per annum,  due on November 30, 1998 and secured by convertible promissory note, general security agreement,
   500,000

   common shares of the Company and several guarantees by former directors and a related
   company.  This loan was subsequently converted to equity                                          --                290,782
 Note payable - bears interest at 12% per annum, due on January 31, 1999 and secured by a general security agreement, 650,000 common shares of the Company and 475,000 common
   shares of another public company                                                                  --                 76,010
 Notes payable - non-interest bearing, due on demand and unsecured                                   --                254,329

------------------------------------------------------------------------------------------------------------------------------
                                                                                            $     343,587        $     884,004
------------------------------------------------------------------------------------------------------------------------------

ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


7.     Long-term debt:

-----------------------------------------------------------------------------------------------------------------------
                                                                                           1999                  1998
-----------------------------------------------------------------------------------------------------------------------

       Equipment loan - bearing interest at 13.6% per annum, secured by the equipment, repayable in blended monthly principal

         and interest payments of $2,089, due November 2000                          $      32,839         $     47,674

       Equipment loan - bearing interest at 8.625% per annum, secured by the equipment, repayable in blended monthly principal

         and interest payments of $4,239, due March 2001                                    60,074               95,130

       Equipment loan - bearing interest at 14.8% per annum, secured by the equipment, repayable in blended monthly principal

         and interest payments of $1,639, due February 2001                                 27,702               43,354

       Equipment loan - bearing interest at 22% per annum, secured by the equipment, repayable in blended monthly principal

         and interest payments of $1,029, due October 1999                                    --                  9,569

       Small business loan - bearing interest at prime plus 2.5%, secured by a general security agreement, repayable in monthly principal amounts of $4,167, subsequently converted

         to a demand loan                                                                     --                162,500

-----------------------------------------------------------------------------------------------------------------------
                                                                                           120,615              358,227

       Less current portion                                                                104,859              232,049

-----------------------------------------------------------------------------------------------------------------------
                                                                                     $      15,756        $     126,178
-----------------------------------------------------------------------------------------------------------------------

       Principal repayments for the next two years are as follows:

-----------------------------------------------------------------------------------------------------------------------

       2000                                                                                               $     104,859
       2001                                                                                                      15,756

-----------------------------------------------------------------------------------------------------------------------
                                                                                                          $     120,615
-----------------------------------------------------------------------------------------------------------------------

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


8.     Capital stock:

       Authorized:
           2,000,000 preference shares
           Unlimited common shares

---------------------------------------------------------------------------------------------------------------
                                                                                   Number
       Issued common shares                                                     of shares               Amount
---------------------------------------------------------------------------------------------------------------

       Balance, December 31, 1997                                              13,018,291        $   2,847,337

       Issued for exercise of Series A share purchase warrants                    100,000               50,000
       Issued for exercise of Series E share purchase warrants                     87,374               67,230
       Issued for exercise of stock options                                        13,125               13,593
       Issued to consultant for services rendered                                   7,000                7,000
       Issued for cash from private placement                                     717,500              143,500
       Issued to consultant for services rendered                                 667,514              133,503
       Cancellation of common shares                                               (3,750)              (3,750)
---------------------------------------------------------------------------------------------------------------

       Balance, December 31, 1998                                              14,607,054            3,258,413

       Issued for exercise of Series E share purchase warrants                    766,594              574,945
       Issued for exercise of stock options                                     1,127,775              297,805
       Issued to consultants for services rendered                              1,785,886              389,695
       Issued for cash from private placement,
         net of issue costs of $142,622                                         3,691,389            1,991,219
       Issued for conversion of debt                                              791,123              305,556

---------------------------------------------------------------------------------------------------------------
       Balance, December 31, 1999                                              22,769,821        $   6,817,633
---------------------------------------------------------------------------------------------------------------



       There are no issued preference shares.

       During the years, the following occurred:

       (a) On March 16, 1998, the Company   cancelled  100,000 Series A purchase
           warrants


       (b) On March 23, 1998, the Company issued 100,000 common shares upon exercising of Series A purchase warrants for consideration of $50,000

       (c) On April  14,  1998,  the  Company  cancelled  3,750   common  shares
           previously issued December 3, 1997

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


8.     Capital stock (continued):

       (d) On March 12, 1999, the Company issued 283,000 common shares on conversion of debt of $74,900.

       (e) On April 7, 1999, the Company issued 40,000 common shares on conversion of debt of $20,000.

       (f) On July 28, 1999, the Company issued 468,123 common shares on conversion of debt of $210,656.


       (g) Common shares issued in 1998 and 1999 by way of a private placement:

-------------------------------------------------------------------------
   Date                               Number of shares     Consideration
-------------------------------------------------------------------------

   November 18, 1998                           717,500      $  143,500

-------------------------------------------------------------------------
                                               717,500      $  143,500
-------------------------------------------------------------------------

   March 23, 1999                              920,833      $  138,125
   May 5, 1999                                 238,095         109,524
   June 2, 1999                              1,511,629         967,442
   July 29, 1999                             1,020,832         918,750

-------------------------------------------------------------------------
                                             3,691,389      $2,133,841
-------------------------------------------------------------------------

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


8.     Capital stock (continued):

       (h) Common shares issued in 1998 and 1999 upon exercising of Series E purchase warrants:

--------------------------------------------------------------------------
           Date                      Number of shares        Consideration
--------------------------------------------------------------------------

           April 16, 1998                      17,000           $   14,450
           April 18, 1998                      70,374               52,780

--------------------------------------------------------------------------
                                               87,374           $   67,230
--------------------------------------------------------------------------

           June 15, 1999                       57,500           $   43,125
           June 17, 1999                      124,918               93,689
           June 25, 1999                       63,945               47,959
           June 30, 1999                      101,019               75,764
           July 28, 1999                      137,536              103,152
           September 1, 1999                   68,124               51,093
           September 13, 1999                 213,552              160,163

--------------------------------------------------------------------------
                                              766,594           $  574,945
--------------------------------------------------------------------------



       Stock Option Plan:
       ------------------

       The Company has a Stock Option Plan (the "Plan") for directors, officers, employees, consultants and advisors of Actfit.Com Inc., its subsidiaries and affiliates. The purpose of the Plan is to attract, retain and motivate management and staff by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and to benefit from its growth.

       During 1999, the Company increased the number of common shares reserved for issuance under the Plan from 4,000,000 to 11,000,000.

       No single individual may hold options in respect of more than 5% of the outstanding common shares unless approved by the shareholders. During the year, the shareholders granted approval to an officer of the Company permission to receive the grant of options in excess of the 5% of the shares outstanding. Stock options for employees are exercisable on the basis of continuing employment. Options given in a year are exercisable to the extent of 25% for every three months of employment from the date granted.

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


8.     Capital stock (continued):

       A summary of the Company's stock option plan as of December 31, 1999 and 1998 and the changes during the years ended is presented below:

--------------------------------------------------------------------------------
                                      Share options      Average Exercise Price
--------------------------------------------------------------------------------

       Balance, January 1, 1998             883,000                      $ 1.34
       Granted                              710,000                        0.45
       Exercised                            (13,125)                       1.04

--------------------------------------------------------------------------------
       Balance, December 31, 1998         1,579,875                      $ 0.94
--------------------------------------------------------------------------------

       Granted                            5,405,500                        0.41
       Exercised                         (1,127,775)                       0.26
       Expired or cancelled                (991,375)                       1.31

--------------------------------------------------------------------------------
       Balance, December 31, 1999         4,866,225                      $ 0.45
--------------------------------------------------------------------------------

       Of the share options outstanding, 3,752,625 (1998 - 1,579,875) were fully vested and exercisable.

       Stock options:

       Information relating to stock options outstanding at December 31, 1999 were as follows:


                           Options outstanding                                                    Options exercisable
---------------------------------------------------------------------------------------------------------------------
                                        Weighted-average
---------------------------------------------------------------------------------------------------------------------
       Range of                                remaining          Weighted-                          Weighted-
       exercise                Options       contractual            average            Options         average
       prices              Outstanding              life     exercise price        outstanding  exercise price
---------------------------------------------------------------------------------------------------------------------

       $0.15 to $0.20        3,063,725         2.00 years         $    0.19          2,082,625       $    0.18
       $0.45 to $0.88          940,000         1.36 years              0.58            915,000            0.57
       $1.00 to $1.87          862,500         1.62 years              1.23            755,000            1.23

---------------------------------------------------------------------------------------------------------------------
                             4,866,225                                               3,752,625
---------------------------------------------------------------------------------------------------------------------

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998

8.     Capital stock (continued):

       Share Purchase Warrants:

       The holders of the share purchase warrants entitle the holder to purchase one common share for each warrant held. The outstanding purchase warrants are as follows:


----------------------------------------------------------------------------------------------------------------
       Expiry date                                       Exercise Price              1999                 1998
----------------------------------------------------------------------------------------------------------------

       March 31, 2002 - Series A                                 $ 1.00           500,000              500,000
       March 31, 2002 - Series B                                   1.50           200,000              200,000
       March 31, 2002 - Series C                                   0.50           200,000              200,000
       June 30, 2000 - Series E                                    0.75           977,500            1,744,094
       June 16, 2004 - Series G                                    0.80           572,000                 --
       June 17, 2001 - Series H                                    1.10           498,265                 --

----------------------------------------------------------------------------------------------------------------
                                                                                2,947,765            2,644,094
----------------------------------------------------------------------------------------------------------------


       During 1997, as part of the reverse takeover transaction involving the Company, the Company issued 11,033,532 common shares, 600,000 Series A purchase warrants, 200,000 Series B purchase warrants, 200,000 Series C purchase warrants, 100,000 Series D purchase warrants, and 2,866,666 Series E purchase warrants.

       The Series G and Series H share purchase warrants were issued in conjunction with the private placements completed in June and July, 1999.

9.     Income taxes:

       The Company and its subsidiaries have non-capital losses of approximately $6,746,000 which may be available to offset future income for tax purposes. The potential tax benefits have not been reflected in these financial statements. The losses will expire as follows:

--------------------------------------------------------

       2000                               $      15,000
       2001                                      14,000
       2002                                      55,000
       2003                                     256,000
       2004                                     257,000
       2005                                   3,323,000
       2006                                   2,826,000
--------------------------------------------------------
                                          $   6,746,000
--------------------------------------------------------

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


10.    Supplemental cash flow information:

---------------------------------------------------------------------------------------------------------------
                                                                          1999             1998           1997
---------------------------------------------------------------------------------------------------------------

       Changes in non-cash operating working capital:

         Decrease in accounts receivable                          $     43,395    $     464,268   $   (538,714
         Decrease (increase) in investment tax
             credits recoverable                                       429,873          (74,336)      (273,157)
         Decrease (increase) in prepaid expenses
             and sundry assets                                          (9,465)          39,021       (167,534)
         Decrease in inventory                                            --             82,412        (76,018)
         Increase in accounts payable and accrued liabilities          244,306          431,487        329,710

---------------------------------------------------------------------------------------------------------------
                                                                  $    708,109    $     942,852   $   (725,713)
---------------------------------------------------------------------------------------------------------------

       Other information:
           Cash paid for interest                                 $     70,602    $      90,780   $     12,806
           Cash paid for income taxes                                     --               --             --
---------------------------------------------------------------------------------------------------------------



11.    Fair value of financial assets and financial liabilities:


       (a) The carrying values of cash, accounts receivable, investment tax credits recoverable, bank indebtedness, accounts payable and accrued liabilities and loans payable approximate their fair value due to the relatively short periods to maturity of these items or because they are receivable or payable on demand.

           The carrying value of long-term debt, other than non-interest bearing debt, approximates their fair value as the terms and conditions for similar types of borrowing arrangements of these items are comparable to current market conditions for similar items.

           The carrying value of long-term debt, specifically non-interest bearing debt, is not practical to determine due to the limited amount of comparable market information available.

        (b)Credit risk:


           The Company does not have a significant exposure to any individual customer or counterparty.

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998

12.    Commitments and contingencies:

       (a) Lease commitments:


           The Company rents premises under various operating leases which expire at various dates up to 2002. The annual minimum lease payments under these leases are as follows:

--------------------------------------------------------------------

           2000                                      $      97,000
           2001                                             95,000
           2002                                             32,000

--------------------------------------------------------------------

(b) The Company and its subsidiaries are involved in certain litigation arising out of the ordinary course and conduct of its business. The outcome of this litigation is not currently determinable. Although such matters cannot be predicted with certainty, management does not consider the Company's exposure to such litigation to be material to these financial statements.

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998

13.    Differences   between  Canadian  and  United  States  Generally  Accepted
       Accounting Principles (GAAP):


       These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in the case of these financial statements, conform in all significant respects with those in the United States ("US GAAP"), except as follows:

       (A) Adjustment to earnings

---------------------------------------------------------------------------------------------------------------
                                                                          1999             1998           1997
---------------------------------------------------------------------------------------------------------------

            Income (loss) for the year in accordance with
              Canadian GAAP                                     $   (3,920,802)   $  (3,832,094)  $    270,989

            Less deferred development costs incurred in year1             --           (148,923)      (354,255)
            Less compensation expense5                              (2,046,033)            --          (62,938)

            Add deferred development costs written off which
              were adjusted in prior years                             418,879             --             --

            Add amortization of goodwill on reverse
              take-over acquisition                                       --              5,052          2,526

---------------------------------------------------------------------------------------------------------------
            Income (loss) in accordance with US GAAP            $   (5,547,956)   $  (3,975,965)  $   (143,678)
---------------------------------------------------------------------------------------------------------------

            Weighted average number of common
              shares under BASIC EPS3                               19,668,993       13,278,649     11,950,243
---------------------------------------------------------------------------------------------------------------

            BASIC loss per share in accordance with US GAAP3    $        (0.28)   $       (0.30)  $     (0.01)
---------------------------------------------------------------------------------------------------------------

            Weighted average number of common shares
              and their equivalents under the treasury
              stock method3                                         23,245,780       14,403,954     13,418,742
---------------------------------------------------------------------------------------------------------------

           The effect of the conversion of warrants and options would not have had a dilutive effect and therefore no diluted loss per share is disclosed.

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


13.    Differences   between  Canadian  and  United  States  Generally  Accepted
       Accounting Principles (GAAP) (continued):


       (B) Adjustments to assets and shareholders' equity

----------------------------------------------------------------------------------------------------------------
                                                                       1999             1998              1997
----------------------------------------------------------------------------------------------------------------

     (i)  Total assets in accordance with Canadian GAAP        $      688,080    $  1,663,116      $  3,717,915

        Less deferred development costs1                                --           (418,879)         (404,749)
        Less goodwill on reserve-takeover acquisition4                  --            (93,461)         (101,038)

----------------------------------------------------------------------------------------------------------------
          Total assets in accordance with US GAAP              $     688,080    $   1,150,776      $  3,212,128
----------------------------------------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------
                                                                       1999             1998             1997
----------------------------------------------------------------------------------------------------------------

     (ii) Total shareholders' deficiency in accordance
            with Canadian GAAP                                 $    (757,463)   $    (395,881)     $  3,025,137

        Less deferred development costs incurred1                       --           (148,923)         (354,255)
         Less compensation expense5                               (2,046,033)            --             (62,938)

        Add deferred development costs written off in prior years    418,879             --                --
        Add amortization of goodwill on reverse-takeover
            acquisition4                                                --              5,052             2,526

----------------------------------------------------------------------------------------------------------------
        Total shareholders' deficiency in accordance
           with US GAAP                                        $   (2,384,617)  $    (539,752)     $  2,673,408
----------------------------------------------------------------------------------------------------------------

    (C) Adjustments to cash flows

----------------------------------------------------------------------------------------------------------------
                                                                       1999             1998             1997
----------------------------------------------------------------------------------------------------------------

        Cash expended in investing activities in
           accordance with Canadian GAAP                       $    (136,142)   $    (245,557)     $ (1,674,366)

        Less deferred development costs1                                --           (148,923)         (354,255)

        Add goodwill on reverse-takeover acquistion4                    --             93,461           101,038

----------------------------------------------------------------------------------------------------------------
        Cash expended in investing activities in accordance
           with US GAAP                                        $    (136,142)   $    (301,019)     $ (1,927,583)
-------------------------------------------------------------------------------------------------------------------

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998



13.    Differences   between  Canadian  and  United  States  Generally  Accepted
       Accounting Principles (GAAP) (continued):

       1.   Canadian  GAAP  permits the  capitalization  of product  development
            costs  if  certain   criteria  are  met.  Under  US  GAAP,   product
            development costs are expensed as incurred.

       2. Under US GAAP, in accordance with the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), Accounting for Income Taxes, income taxes are accounted for using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for temporary differences between the financial statement carrying amounts and the tax basis amounts of the respective assets and liabilities at the enacted tax rates. Such differences arise from the differences in the timing of income and expense recognition. Under Canadian GAAP, income taxes are accounted for using the deferral method whereby the differences between the tax and accounting basis of the Company's assets and liabilities are measured at the tax rate in effect when the difference arises. In addition, deferred tax assets are recognized for loss carryforwards if it is virtually certain that the benefit will be realized.


       3. Under US GAAP, in accordance with the Statement of Financial Accounting Standards No. 128 (SFAS No. 128), Earnings Per Share, the Company is required to disclose basic earnings per share which is based on the weighted average aggregate number of common shares outstanding during each year and diluted earnings per share which is based on the weighted average aggregate number of common shares and their equivalents outstanding during each year, using the "treasury stock method" for the outstanding stock options and warrants.

       4.  Under  US  GAAP,   there  is  no  recognition  of  goodwill  under  a
           reverse-takeover acquisition.


       5. Under US GAAP, in accordance with Statement of Financial Accounting Standards No. 123 (SFAS No. 123), Accounting for Stock Based
           Compensation, the Company is required to recognize stock based compensation costs for consultants and advisors using the fair value market method.

 ACTFIT.COM INC.
(FORMERLY LASERMEDIA COMMUNICATIONS CORP.)

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 1999 and 1998


13.    Differences   between  Canadian  and  United  States  Generally  Accepted
       Accounting Principles (GAAP) (continued):


       6.  Accounting for employee stock options:


           US GAAP encourages but does not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under US GAAP. The United States accounting pronouncement Financial Accounting Standards Board No.123 (SFAS 123) does, however, require the disclosure of pro forma earnings and earnings per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method.

           The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions by year:

--------------------------------------------------------------------------------
           Assumptions                            1999                 1998
--------------------------------------------------------------------------------

           Risk-free interest rate                  6%                   6%
           Expected life (in years)          1-3 years            1-2 years
           Expected volatility                    100%                 100%

--------------------------------------------------------------------------------

            Had compensation cost for the plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method described in SFAS 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:

--------------------------------------------------------------------------------
                                                      1999                 1998
--------------------------------------------------------------------------------

           Net loss:
              As reported                   $   (5,547,956)      $   (3,975,965)
              Pro forma                         (5,780,956)          (3,977,965)
           Basic loss per share:
              As reported                   $        (0.28)       $       (0.30)
              Pro forma                              (0.29)               (0.30)

--------------------------------------------------------------------------------

14.    New US Accounting Standards:

       (a) In April 1998, the American Institute of Certified Public Accountants Issued statement of position 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities", which requires costs of start-up activities to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 and requires initial application to be reported as the cumulative effect of a change in accounting principle. Management has not determined the impact of adoption of SOP 98-5 on its financial statements.

       (b) In June 1998, the FASB issued SFAS No. 133 "Derivative Instruments and Hedging Activities" effective for fiscal quarters beginning after June 15, 2000. SFAS No. 133 requires that the Company report all derivative instruments on the balance sheet at fair value. Management has not determined the impact of adoption of SFAS No. 133 on its financial statements.

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