Form 20-F
period 2000-12-31
ACTFIT COM INC
filed 2001-07-13
CIK 1055364

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2000
                        Commission File Number 000-23785

                                 ACTFIT.COM INC.
                   (formerly Lasermedia Communications Corp.)
               (Exact Name of Company as Specified in Its Charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of Incorporation or Organization)

          124 Merton Street, Suite 503, Toronto, Ontario Canada M4S 2Z2
                     (Address of Principal Executive Office)

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

Number of outstanding shares of the issuer's common stock as of December 31, 2000: 36,191,322

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

                             Item 17 [X] Item 18 [ ]

                                TABLE OF CONTENTS
SECTION                                                                                        PAGE
-------                                                                                        ----
                                     PART I
                                     ------

Item 1.  IDENTITY OF DIRECTORS, SENIOR MAMAGEMENT AND ADVISOR.....................................2
Item 2.  OFFER STATISTICE AND EXPECTED TIMETABLE..................................................2
Item 3.  KEY INFORMATION..........................................................................2
A.       Selected Financial Data..................................................................2
B.       Capitalization and Indebtedness..........................................................4
C.       Reasons for the Offer and Use of Proceeds................................................4
D.       Risk Factors.............................................................................4
Item 4.  INFORMATION ON THE COMPANY..............................................................16
A.       History and Development of the Company..................................................16
B.       Business Overview.......................................................................17
C.       Organizational Structure................................................................23
D.       Property Plants and Equipment...........................................................24
Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS............................................24
Item 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..............................................27
A.       Directors and Senior Management........................................................ 27
B.       Compensation............................................................................29
C.       Board Practices.........................................................................30
D.       Employees...............................................................................30
E.       Share Ownership.........................................................................31
Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.......................................31
Item 8.  FINANCIAL INFORMATION...................................................................32
Item 9.  THE OFFER AND LISTING    ...............................................................33
Item 10. ADDITIONAL INFORMATION..................................................................35
A.       Share Capital...........................................................................35
B.       Memorandum and Articles of Association..................................................36
C.       Material Contracts......................................................................40
D.       Exchange Controls.......................................................................41
E.       Taxation................................................................................41
F.       Dividends and Paying Agents.............................................................49
G.       Statement by Experts....................................................................49
H.       Documents on Display....................................................................49
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES - MARKET RISK..................................50
Item 12. DESCRIPTION OF SECURITITES OTHER THAN DEBTSECURITIES....................................50

                                     PART II
                                     -------

Item 13. DEFAULT, DIVIDEND ARREARAGES AND DILINQUENCIES..........................................50
Item 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND THE USE OF
         PROCEEDS................................................................................51

                                    PART III
                                    --------

Item 17. FINANCIAL STATEMENTS...................................................................51
Item 18. FINANCIAL STATEMENTS...................................................................51

                                 ACTFIT.COM INC.
                 Annual Report on Form 20-F for the Fiscal Year
                             Ended December 31, 2000

         This report on Form 20-F, including Item 1 ("Business") and Item 17 ("Financial Statements"), contains forward looking statements regarding future events or the future financial condition of ActFit.com Inc. and its subsidiaries (the "Company") that involve certain risks and uncertainties discussed under "Risk Factors" below. Actual events or the actual future results of the Company may differ materially from any forward looking statement due to such risks and uncertainties.


                                     PART I
                                     ------

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and notes thereto, and our "Operating and Financial Review and Prospects" included elsewhere in this annual report. The consolidated statement of operations data for the years ended 2000, 1999 and 1998, as set forth below, are derived from our consolidated audited financial statements and the notes thereto, and included elsewhere in this annual report. The consolidated statement of operations data for the years ended 1997 and 1996 have been derived from our consolidated audited financial statements not included in this annual report. We have prepared our audited financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from generally accepted accounting principles in the United States. The differences between Canadian GAAP and US GAAP, as set out in Note 16 to the notes to the audited financial statements, have a material impact on the operating results of the Company. Under US GAAP, the operating loss increased by $925,688, $1,627,154 and $143,871 in the years ended December 31, 2000, 1999, and 1998 respectively resulting in operating losses of $6,276,538, $5,547,956and $3,975,965 for the years ended December 31, 2000, 1999, and 1998 and total shareholders deficiency of $1,939,766, $2,384,617 and $539,752 for the years ended December 31, 2000,
1999, and 1998, respectively under US GAAP.


                                                  2000            1999            1998
                                          ------------    ------------    ------------
REVENUE                                   $    149,378    $    290,730    $    584,259
                                          ------------    ------------    ------------



EXPENSES

         General and administrative          1,770,262       2,129,197       1,873,580

         Corporate Development               1,711,094         138,760         124,769

         Sales and Marketing                   458,738       1,099,595         647,738

         Amortization                          164,540         177,634         268,955

         Other                                  17,479          70,710         488,107

         Interest                               28,220          70,602          90,180

         Product Cost                           14,785          12,694         378,309
                                          ------------    ------------    ------------

                                          $  4,165,118    $  3,699,192    $  3,871,638
                                          ------------    ============    ============


INCOME (LOSS) BEFORE UNDERNOTED ITEMS       (4,015,740)     (3,408,462)     (3,287,379)


Write-off of Deferred Development Costs           --           418,879          69,196

Write-off of Goodwill                             --            93,461         373,448

Write-off of Publishing Rights                    --              --           102,071
                                          ------------    ------------    ------------

Write-off of Active Trainer                    999,990            --              --
                                          ------------    ------------    ------------

Write-down of Fixed Assets                     335,140            --              --
                                          ------------    ------------    ------------

                                             1,335,130         512,340         544,715
                                          ------------    ------------    ------------


INCOME (LOSS) FOR THE YEAR                $ (5,350,870)   $ (3,920,802)   $ (3,832,094)
                                          ------------    ============    ============


BASIC EARNINGS (LOSS) PER SHARE           $      (0.19)   $      (0.20)   $      (0.29)
                                          ------------    ============    ============


AVERAGE SHARES OUTSTANDING - BASIC          28,606,483      19,668,993      13,278,649
                                          ------------    ============    ============

EXCHANGE RATES OF THE CANADIAN DOLLAR

Financial information in this annual report is expressed in Canadian dollars, unless otherwise noted. References to "CDN$" or "$" are to Canadian dollars. The following table sets forth, for the periods indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for the United States dollars, based upon the inverse of exchange rates reported by the Bank of Canada. On June 30, 2001 the noon buying rate was CDN$1.00 = U.S.
$0.6754


FISCAL YEAR ENDED         AVERAGE          HIGH           LOW          CLOSE
-----------------         -------          ----           ---          -----
    12/31/2000            $0.6733       $0.6984        $0.6397       $0.6668

      12/31/99            $0.6730       $0.6935        $0.6462       $0.6928

      12/31/98            $0.6741        0.7060         0.6484        0.6522

      12/31/97            $0.7223        0.7424         0.6991        0.6991

      12/31/96            $0.7334        0.7557         0.7209        0.7297

      12/31/95            $0.7285        0.7533         0.7009        0.7331

      12/31/94            $0.7321        0.7591         0.7198        0.7198

      12/31/93            $0.7751        0.8046         0.7439        0.7544

B.       Capitalization and Indebtedness

         Not applicable.

C.       Reasons for the Offer and Use of Proceeds

         Not applicable.

D.       Risk Factors

         OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

While the company was founded in September 1995, until 2000 the company operated solely as a developer of CD-ROM based interactive fitness applications and a sport and fitness based Internet portal. During December 2000 we began to shift our focus to the development of Marketing and Customer Relationship Management
(CRM) online software applications for the health club industry, and in December 2000 we terminated our sport and fitness Internet portal and CD-ROM operations. Accordingly, there is only a limited operating history to base an evaluation of us and our business prospects. Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet based software applications. Our business strategy may not be successful and we may not successfully address those risks.

WE WILL NEED ADDITIONAL CAPITAL CURRENTLY, AND IF WE ARE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT, WE MAY BE REQUIRED TO CURTAIL OUR OPERATIONS SIGNIFICANTLY, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company is in need of additional capital currently in order to meet a large working capital deficiency. If the funds are not received, the Company will not be able to continue as a public Company. Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to and investments from strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations.

At this time, funds from operations are not sufficient to meet our anticipated financial requirements beyond 2001. As of June 15, 2001, we had cash on hand and marketable securities of approximately $250,000 USD. Based on current plans and our recent implementation of cost cutting measures, including workforce reductions, we believe that current cash balances and anticipated funds from operations will support operations into the third quarter 2001. However, the actual amount of funds that will be required until that time will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated.

We do not have any committed sources of additional financing at this time and we are uncertain whether additional funding will be available when we need it on terms that will be acceptable to us or at all. If we are not able to obtain financing when we need it, we would be unable to carry out our business plan and would have to significantly curtail our operations, which would have a material adverse effect on our business, financial condition and results of operations. Potential sources of financing include strategic relationships, public or private sales of our shares or debt or other arrangements. If we raise funds by selling additional shares, including common shares or other securities convertible into common shares, the ownership interests of our existing shareholders will be diluted. If we raise funds by selling preference shares, such shares may carry more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. Because of our potential long term capital requirements, we may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital at that time.

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

We have accumulated net losses of approximately $ 12.9 million for the year ended December 31, 2000. We have never achieved profitability and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future.

THE INTERNET INITIATIVES OF OUR CUSTOMERS MAY NOT BE SUCCESSFUL AND THIS MAY CREATE COLLECTION ISSUES FOR US AND REDUCE THE AMOUNT OF REVENUE-BASED FEES WE MAY RECEIVE

There can be no assurance that our customers will be successful in their Internet initiatives. Success will be dependent on their willingness and ability to devote sufficient resources to such initiatives, and the demand for their products and services. If our clients are unsuccessful, they may be less willing or able to pay amounts owing to us for services. In addition, if our clients are unsuccessful they may generate less revenue, which would reduce the amount of revenue-based fees payable to us. Furthermore, a lack of success could reduce the number of clients willing or able to provide references to future prospects.

POTENTIAL FLUCTUATIONS IN OUR FINANCIAL RESULTS MAKES FINANCIAL FORECASTING DIFFICULT

Our operating results have varied on a quarterly basis in the past and may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include:

o general economic conditions as well as economic conditions specific to the Internet and online commerce industries;

o any decision by us to reduce prices for our solutions in response to price reductions by competitors;

o the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations and infrastructure;

o the announcement or introduction of new sites, services and products by us or our competitors; and

o the timing of, and our ability to integrate, any future acquisition of businesses, technologies or products or any strategic investments or relationships into which we may enter.

As a result of our limited operating history, the emerging nature of the markets in which we compete and the inherent degree of variability in dynamic pricing transactions, it is difficult for us to accurately forecast our revenues, earnings, cash flow and other financial information. Our current and future expense levels are based largely on our investment plans and estimates of future revenues and are, to a large extent, fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

Any significant shortfall in revenues relative to our planned expenditures would have an immediate adverse effect on our business, results of operations, cash flow and financial condition. Further, as a strategic response to changes in the competitive environment, we may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on our business, results of operations, financial condition and prospects. In addition, payment and recognition of revenues may be affected by implementation delays, which are not always in our control.

Due to these factors, our quarterly revenues and operating results are difficult to forecast. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied upon as an indication of future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our common shares would almost certainly be materially adversely affected.

THE VOLATILITY OF THE STOCK MARKETS AND OUR SHARE PRICE COULD ADVERSELY AFFECT OUR SHAREHOLDERS.

The market prices for securities of Internet-related and technology companies have been highly volatile, especially recently. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. The trading price of our common shares on the Canadian Venture Exchange (CDNX) (and previously on the Canadian Dealer Network) and NASD OTC Bulletin Board has fluctuated significantly in the past and could be subject to wide fluctuations in the future.

In the past, following periods of volatility in the market price of a Company's securities, securities class-action litigation has often been instituted against that Company. Such litigation, if instituted against us, could result in substantial costs and a diversion of management's attention and resources, which could have a material adverse effect on our business, results of operations, cash flow, financial condition and prospects.

OUR  MARKETS  ARE  HIGHLY  COMPETITIVE  AND  WE  MAY  NOT  BE  ABLE  TO  COMPETE
EFFECTIVELY.

The online Marketing and CRM software market is relatively new, rapidly evolving and intensely competitive. We expect that competition will further intensify in the future. Barriers to entry are minimal, and current and new competitors can launch new sites and technologies at a relatively low cost.

Many of our competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than we. We cannot assure you that we will be able to compete effectively.

WE DEPEND ON OUR KEY PERSONNEL AND WE MAY NOT BE ABLE TO ATTRACT OR RETAIN THE HIGHLY SKILLED PERSONNEL WE NEED.

Our success is substantially dependent on the ability and experience of our senior management and other key personnel. We do not have long term employment agreements with any of our key personnel and maintain no "key person" life insurance policies.

In March, 2001, we implemented a workforce reduction in which we eliminated 8 positions. We anticipate that during the remainder of 2001 additional employees may voluntarily elect to terminate their employment because of our workforce reductions. In the future, we may need to hire additional personnel because of attrition or growth of our business. Competition for personnel, especially those with software development and other technical expertise, is intense. We cannot be certain we will be able to retain existing personnel or hire additional, qualified personnel. Our inability to retain and attract the necessary personnel or the loss of services of any of our key personnel could have a material adverse effect on us.

Stock options are an important component of the compensation of our personnel. We face a significant challenge in retaining our employees if the value of these stock options is not substantial enough. To retain our employees, we expect to continue to grant new options to motivate and retain employees, which will be dilutive to investors.

WE MAY NOT BE ABLE TO MANAGE GROWTH.

As our business grows, there may be significant demands on our management, administrative, operating and financial resources. In order to manage any future growth effectively, we will need to expand and improve our operational, financial and management information systems and hire, train, motivate, manage and retain additional employees. We cannot assure you that we will be able to manage future growth effectively, that our management, personnel or systems will be adequate to support such growth, or that we will be able to achieve levels of revenue commensurate with the increased levels of operating expenses associated with such growth.

WE PLAN TO EXPAND INTERNATIONALLY AND ARE SUBJECT TO RISKS ASSOCIATED WITH GLOBAL EXPANSION.

We currently operate in the United States and Canada. We plan to expand our international presence in Europe and Asia. We may incur significant costs in connection with our international expansion. There are also risks inherent in doing business on a global level, including:

o        various laws and regulatory requirements;

o        tariffs, customs, duties and other trade barriers;

o        longer payment cycles and problems in collecting accounts receivable;

o        difficulties in managing foreign operations;

o        export and import restrictions;

o        political risks;

o        currency and foreign exchange controls;

o seasonal reductions in business activity during the summer months in Europe and elsewhere; and

o        potentially adverse tax consequences.

Any of these risks could adversely affect the success of our global operations.


ANY FUTURE ACQUISITIONS OF COMPANIES OR TECHNOLOGIES MAY RESULT IN DISRUPTIONS TO OUR BUSINESS AND/OR THE DISTRACTION OF OUR MANAGEMENT.

As part of our business strategy, in the future we may seek to acquire or make investments in complementary businesses or technologies. We may not be able to acquire or manage additional businesses profitably or to successfully integrate any acquired businesses with our business. Businesses that we acquire may have liabilities that we underestimate or do not discover during our pre- acquisition investigations. Certain liabilities, even if we do not expressly assume them, may be imposed on us as the successor to the business. Further, each acquisition may involve other special risks that could cause the acquired businesses to fail to meet our expectations. For example:

o        the acquired businesses may not achieve expected results;

o        we may not be able to retain key personnel of the acquired businesses;

o        we  may  incur  substantial,   unanticipated  costs,  delays  or  other
         operational or financial problems when we try to integrate businesses we acquire with our own;

o        our management's attention may be diverted; or

o        our  management  may  not  be  able  to  manage  the  combined   entity
         effectively or to make acquisitions and grow our business internally at the same time.

o The occurrence of one or more of these factors could materially harm our business, financial condition and results of operations.

In addition, we may incur debt or issue equity securities to pay for any future acquisitions or investments, which could dilute the ownership interest of our existing shareholders.

IF WE ARE UNABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY OR OBTAIN CERTAIN LICENSES, OUR COMPETITIVE POSITION MAY BE HARMED.

Our performance and ability to compete are dependent in part on our proprietary technology. We rely on a combination of patent, copyright, trademark and trade secret laws as well as confidentiality agreements and technical measures, to establish and protect our proprietary rights. We cannot guarantee that any patents issued to us will afford meaningful protection for our technology.
Our proprietary software is protected by common law copyright laws, as opposed to registration under copyright statutes. Common law protection may be narrower than that which we could obtain under registered copyrights. As a result, we may experience difficulty in enforcing our copyrights against certain third party infringements. The source code for our proprietary software is protected as a trade secret. As part of our confidentiality protection procedures, we generally enter into agreements with our employees and consultants and limit access to, and distribution of, our software, documentation and other proprietary information. We cannot assure you that the steps taken by us will prevent misappropriation of our technology or that agreements entered into for that purpose will be enforceable. In order to protect our intellectual property, it may be necessary for us to litigate. While this has not been necessary to date, there can be no guarantee that we will not be required to do so in future to protect our rights. The laws of other countries may afford us little or no protection for our intellectual property.

We also rely on a variety of technology that we license from third parties, including our database and Internet server software, which is used to perform key functions. We cannot assure you that these third party technology licenses will continue to be available to us on commercially reasonable terms, or at all. If we are unable to maintain these licenses or obtain upgrades to these licenses, we could be delayed in completing some products or services.

OTHERS COULD CLAIM THAT WE INFRINGE ON THEIR INTELLECTUAL PROPERTY RIGHTS, WHICH MAY RESULT IN COSTLY AND TIME CONSUMING LITIGATION.

Our success will also depend partly on our ability to operate without infringing upon the proprietary rights of others, as well as our ability to prevent others from infringing on our proprietary rights. We may be required at times to take legal action in order to protect our proprietary rights. Also, from time to time, we may receive notice from third parties claiming that we may infringe their patent or other proprietary rights. Despite our best efforts, we may be sued for infringing on the patent or other proprietary rights of others. Such litigation is costly, and even if we prevail, the cost of such litigation could harm us. If we do not prevail, in addition to any damages we might have to pay, we could be required to stop the infringing activity or obtain a license. We cannot be certain that any required license would be available to us on acceptable terms, or at all. If we fail to obtain a license, or if the terms of a license are burdensome to us, our business, financial condition and results of operations could be materially harmed.

WE  MAY  HAVE  TO  EXPEND   SIGNIFICANT   RESOURCES  TO  KEEP  PACE  WITH  RAPID
TECHNOLOGICAL CHANGE.

The Internet and e-commerce industries are characterized by rapid technological change, changes in user and customer requirements, frequent new service or product introductions embodying new technologies and the emergence of new industry standards and practices. Any of these could render our proprietary technology obsolete. Our performance will depend, in part, on our ability to:

o        develop new  proprietary  technology  that  addresses the  increasingly
         sophisticated   and  varied  needs  of  our  existing  and  prospective
         customers;

o respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis;

o continually improve the performance, features and reliability of our services in response to evolving market demands; and

o        license leading technologies.

We may be required to make substantial expenditures to accomplish the foregoing and to modify or adapt our services or infrastructure.

SYSTEMS DEFECTS, FAILURES OR BREACHES OF SECURITY COULD CAUSE A SIGNIFICANT DISRUPTION TO OUR BUSINESS, DAMAGE OUR REPUTATION AND EXPOSE US TO LIABILITY.

We believe our reputation for providing reliable and efficient services is critical to our future success. Our systems are vulnerable to a number of factors that may cause interruptions in our ability to enable or host solutions for third parties, including, among others:

o        damage from human error, tampering and vandalism;

o        breaches of security;

o        fire and power losses;

o        telecommunications failures and capacity limitations; and

o        software or hardware defects.

Service offerings involving complex technology often contain errors or performance problems. Defects are often found during the period immediately following introduction and implementation of new services or enhancements. Errors or performance problems could result in lost revenue or cancellation of customer agreements and may expose us to litigation, potential liability and damage to our reputation. Certain of our contracts provide the customer with penalties or a right of termination in the event we are unable to maintain minimum performance levels.

We have developed a redundant system and a formal disaster recovery plan. Despite the precautions we have taken and plan to take, the occurrence of any of these events or other unanticipated problems could result in service interruptions, which could damage our reputation, subject us to loss of business and significant repair costs. Advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments may result in a compromise or breach of the algorithms we use to protect customer data. Security breaches could expose us to a risk of loss or litigation and possible liability for failing to secure confidential customer information. These factors could expose us to liabilities which could exceed our insurance coverage. Service disruptions could also damage our reputation, cause us to lose existing customers and make it difficult to attract new ones. Extensive repair costs could also affect our ability to operate. Although we continue to take steps to enhance the security and redundancy of our systems, our systems are not now, nor will they ever be, fully secure and redundant.

IF THE WEB INFRASTRUCTURE IS UNABLE TO SUPPORT USER DEMAND OR IF OUR CONNECTION TO THE INTERNET IS INTERRUPTED OUR BUSINESS MAY BE HARMED.

The success of our online software offerings will depend, to a significant degree, upon the development and maintenance of the Web infrastructure and reliable Web access and services. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. There can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that such growth will not adversely affect the performance or reliability of the Web.

Furthermore, from time to time, the Web has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and could face such outages and delays in the future. These outages and delays could adversely affect the level of Web usage and the level of traffic and the reliability of Internet based software. In addition, we do not own a gateway onto the Internet. Instead, we rely on Internet service providers to connect our Web site to the Internet. From time to time, we have experienced temporary interruptions in our Web site connection and in our telecommunications access. Continuous or prolonged interruptions in our Web site connection or in our telecommunications access would have a material adverse effect on our operations.

The Web could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity. If the necessary infrastructure, standards, protocols or complementary products, services or facilities are not developed, our business, results of operations, cash flow and financial condition will be materially and adversely affected.

OUR LONG-TERM VIABILITY IS SUBSTANTIALLY DEPENDENT UPON THE WIDESPREAD ACCEPTANCE AND USE BY BUSINESSES AND CONSUMERS OF THE INTERNET AS A MEDIUM FOR BUSINESS MARKETING, CUSTOMER RELATIONSHIP MANAGEMENT, EVENT BROADCASTING AND INTERNAL BUSINESS COMMUNICATION.

Our future success depends in part on the continued growth and reliance by businesses and consumers on the Internet, particularly in the areas of product and service marketing, customer relationship management, event broadcasting and for internal business communication. Because use of the Internet as a source of information, products and services is a relatively recent phenomenon, it is difficult to predict whether the number of users drawn to the Internet will continue to increase and whether the market for commercial use of the Internet will continue to develop and expand. Internet use patterns may decline as the novelty of the medium recedes.

The Internet may not be commercially viable for a number of reasons, including potentially inadequate development of the necessary network infrastructure, delayed development of enabling technologies and inadequate performance improvements. In addition, the Internet's viability as a commercial marketplace could be adversely affected by delays in the development of services or due to increased government regulation. Changes in or insufficient availability of telecommunications services to support the Internet also could result in slower response times and adversely affect usage of the Internet generally and our business in particular. Moreover, adverse publicity and consumer concern about the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of commerce on the Internet. If the use of the Internet does not continue to grow or grows more slowly than expected, or if the infrastructure for the Internet does not effectively support growth that may occur, our business would be materially and adversely affected.

In addition, even if businesses and consumers accept the use of the Internet as a viable medium of commerce, we cannot assure you that our software applications will develop successfully or achieve widespread acceptance. If the market for our products fail to develop, or develops more slowly than expected or becomes saturated with competitors, our business, financial condition, results of operations, cash flow and prospects would be materially adversely affected.

CHANGES IN GOVERNMENT REGULATIONS MAY RESULT IN INCREASED EXPENSES, WHICH COULD DECREASE THE DEMAND FOR OUR SERVICES AND NEGATIVELY IMPACT OUR RESULTS.

We are not currently subject to direct regulation by any governmental agency, other than regulations applicable to businesses generally and laws and regulations directly applicable to access to or commerce on, the Internet. However, a number of legislative and regulatory proposals under consideration by federal, state, provincial, local and foreign governmental organizations may lead to laws or regulations concerning various aspects of the Internet, including but not limited to, on-line content, user privacy, taxation, access charges and liability for third-party activities. Additionally, it is uncertain how existing laws governing issues such as property ownership, copyright, trade secrets, libel and personal privacy will be applied to the Internet. The adoption of new laws or the broader application of existing laws may expose us to significant liabilities and additional operational requirements and expenses and may decrease the growth in the use of the Internet, which could in turn decrease the demand for our products and increase our cost of doing business.

OUR BUSINESS IS SENSITIVE TO THE OVERALL ECONOMIC ENVIRONMENT, AND ANY SLOWDOWN IN E-BUSINESS GROWTH OR OTHER FACTORS IMPACTING INFORMATION TECHNOLOGY SPENDING BUDGETS COULD HARM OUR OPERATING RESULTS

The primary customers for our products are enterprises seeking to launch or expand e-business initiatives. Any significant downturn in our customers' markets or in general economic conditions that results in reduced information technology spending budgets would likely result in a decreased demand for our products and services and will harm our business. Industry downturns like these have been, and may continue to be, characterized by diminished demand for products and services and subsequent erosion of average selling prices.

OUR BUSINESS MAY BE AFFECTED BY EVOLVING TAX REGULATIONS.

A number of proposals have been made at the U.S. state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit, through our customers, from such activities.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH EXCHANGE RATE FLUCTUATIONS.

Substantially all of our revenues are in U.S. dollars while the majority of our operating expenses are in Canadian dollars. We do not have any hedging programs in place to manage the potential exposure to fluctuations in the Canadian dollar exchange rate. Fluctuations in the Canadian dollar exchange rate or the exchange rate of other currencies against the U.S. or Canadian dollars could have a material adverse effect on our earnings and cash flows.

OUR PREFERENCE SHARES COULD PREVENT OR DELAY A TAKEOVER THAT SOME OR A MAJORITY OF SHAREHOLDERS CONSIDER FAVORABLE.

Our Board of Directors, without any further vote of our shareholders, may issue up to 2 million preference shares and determine the price, preferences, rights and restrictions of those shares. The rights of the holders of common shares will be subject to, and may be adversely affected by, the rights of the holders of any series of preference shares that may be issued in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon distribution than those for the common shares. If we issue certain types of preference shares in the future, it may also be more difficult for a third party to acquire a majority of our outstanding voting shares and may, in certain circumstances, deter or delay mergers, tender offers or other possible transactions that may be favored by some or a majority of our shareholders.

IT MAY BE DIFFICULT FOR YOU TO ENFORCE CIVIL LIABILITIES ON US OR OUR OFFICERS OR DIRECTORS.

We are incorporated under the laws of the Province of Ontario, Canada. Certain of our directors and officers are residents of Canada and a substantial part of our assets and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may be difficult for holders of common shares to effect service of legal process within the United States upon those directors and officers who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liability under the Securities Act of 1933, as amended, or the Exchange Act or the rules and regulations promulgated under such statutes. We believe that a judgment of a United States court predicated solely upon civil liability under such U.S. federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. However, we believe that there is substantial doubt whether an action could be brought successfully in Canada in the first instance on the basis of liability predicated solely upon such U.S. federal securities laws.

OUR COMPANY HAS BEEN ISSUED A TEMPORARY CEASE TRADE ORDER FOR NOT FILING OUR ANNUAL FINANCIAL REPORT BY MAY 19, 2001

A temporary cease trade order has been issued by the Ontario Securities Commission for late filing of our annual financial report. As a result of the cease trade order, trading was halted on the Canadian Venture Exchange. The financial report is anticipated to be filed by July 18, 2001 and it is expected the cease trade order will be lifted. The company may be required to meet tier maintenance requirements by the Canadian Venture Exchange and there is no guarantee the company will be able to meet them. If the company cannot meet the minimum requirements the company may be de-listed and liquidity would be affected.


ITEM 4.  INFORMATION ON THE COMPANY

A.       History and Development of the Company

The Company was incorporated under the Business Corporations Act (Ontario) on April 20, 1964 under the name Benvan Mines Limited. The Company underwent a number of name changes between 1964 and 1987. The principal business office is located at 124 Merton Street, Suite 503, Toronto, Ontario M4S 2Z2. The Company's phone number is 416-932-9204.

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

In 1997 the Company determined the need to move its business activities away from diffuse and divergent multimedia activities toward the more focused core business of the delivery of health and fitness information via the Internet through the creation of a sport and fitness portal.

MAJOR DEVELOPMENTS

By the last quarter of fiscal year 2000, management determined long term growth and profitability would not be possible under the sport portal business model and through the acquisition of ClubSite Internet Network Inc. shifted the focus of the business to the development and distribution of Internet based CRM and marketing software for the health and fitness club industry. In December of 2000 the ActFit sport and fitness portal was shut down.

ActFit acquired 100% of the outstanding shares in ClubSite Internet Network Inc. in December of 2000. ClubSite had produced website and e-commerce service solution for over 1800 health and fitness clubs in the United States and Canada and was in the early development stages of a suite of online software solutions to help clubs better manage their customer relationship building initiatives. Prior to the December acquisition of ClubSite management worked closely with ActFit on a number of strategic initiatives including a purchasing network for health clubs, a sport specific training CD and online application and the promotion of the Active Trainer/Body of Knowledge CD-ROM to the health club market. Given the state of the equity markets in relation to technology companies during the month of December 2000, management decided not to pursue the raising of sufficient capital to launch and develop the three initiatives.

The Company focused on the online CRM and marketing software applications as the best vehicle for attaining profitability and long term growth. In March 2001 ActFit began marketing the SmartClub Software suite to the health club market.

In the month of October 2000, Sam Paul resigned as a director and as CFO of the Company. In February 2000, Alan Hardy resigned as a director of the Company. In May 2001, Richard Hue resigned as CEO, Chairman and director of the Company. In May 2001, Mark Vange was appointed director of the company.

In May of 2001, ActFit signed a letter of intent to purchase the full rights to Mediapage Software form Telum Inc. (subject to CDNX approval). Telum Inc will receive cash and ActFit.com shares. ActFit will receive shares in Telum Inc. and the complete distribution and intellectual property rights to Mediapage software. Management considers the letter of intent to be legally binding on both parties and anticipates an August 2001 closing date. Mediapage software is currently being integrated into the SmartClub product family. Mediapage will be marketed as a stand alone product and will allow ActFit to expand its markets beyond the health and fitness. The Telum acquisition, if completed, will bring strength to the management and programming teams.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company made no investments during the period.

B.       BUSINESS OVERVIEW

At the time of filing, ActFit has entered into a letter of intent with Telum Inc. to acquire the world wide rights and intellectual property for Mediapage software. The acquisition is expected to be finalized by August 2001. At present management considers the letter of intent to be binding and is working in good faith with Telum to launch the Mediapage software product. ActFit develops and markets customer communications solutions focused on helping organizations improve their bottom line through cost effective and innovative customer acquisition and retention software tools. ActFit has developed a suite of Customer Relationship Management (CRM) software applications that allow organizations regular communications on a one to one basis with each customer in an efficient and cost effective manner. Upon the completion of the Telum/Mediapage acquisition the Company anticipates developing a proprietary desktop broadcasting application, Mediapage Technology, providing organizations with the ability to easily create Internet based marketing and educational webcasts. If the Telum/Mediapage acquisition does not close the company would suffer a major setback and would have to restate its revenue projections and operating budget.

KEY ADVANTAGES

The advantage of ActFit technology is that it enables efficient communication with a dispersed customer base as well as simple management of the customer's information resources by using an array of communication tools. Furthermore, there is no significant set-up or technical expertise required to use ActFit Technology.

A significant differentiator of Mediapage Webcasting Technology (in the process of being acquired by ActFit.com) is that during real-time webcasts, presenters can initiate one-to-one conversations with audience members that are then broadcast as a part of their presentation. Combined with the platform's automation and intuitive interface, Mediapage is a unique interactive communication solution.

MARKETING AND PRODUCT STRATEGY

ActFit software solutions are applicable to a wide range of industry specific target markets. ActFit is developing industry specific business units in order to focus and maximize its marketing efforts. This entails branding and packaging ActFit software products for each specific industry. ActFit builds a core team for each business unit and leverages strategic partnerships with channel partners to distribute the products. ActFit will develop business units and brands for the financial service industry, the travel industry, the commercial and corporate real estate industries and the distance learning industry over the next two years.

The first business unit developed serves the health and fitness club industry. The club industry was chosen for its rapid growth and its ideal balance between customer acquisition and retention needs as well as ActFit in-depth knowledge of the industry.

ActFit has developed a suite of software applications under the brand name SmartClub for the health and fitness club industry, the following is the initial product offering to the club market.

SmartClub Technologies

SmartClub Technologies are distributed client/server customer relationship management software applications based on Java technology, PHP, PERL and XML. ACTFIT is able to provide a number of services for health and fitness clubs that are not platform specific.

This proprietary communications application enables clubs to interact with their members as follows: a fitness instructor calls the club to let them know she will be sick and cannot teach a scheduled class, the club then immediately updates the schedule on their website in seconds via the SmartClub Manager Software. The club will also be able notify registered members through a text message to their cell phone using a proprietary wireless application currently in development. Another example is the club notifying a previous massage customer of an opening that afternoon with the masseuse via an unobtrusive text message on their cell phone. Most importantly, SmartClub allows the member to request information on what is of importance to them.

The SmartClub interface further allows the member to record their specific fitness routine information such as exercises, repetitions, resistance load and time and upload the information to the club in order to receive advice and encouragement specific to their needs. By automating this process SmartClub solves the problem of how to efficiently communicate with thousands of members on an individual basis. Clubs are constantly seeking methods of creating a relationship with each member in a fashion that makes the club an important part of the member's everyday life. SmartClub provides the technology to offer this level of personalized attention. This technology will be sold on a subscription basis with the monthly cost dependent upon the number of clubs to be networked.

SmartClub Mediapage - Providing the Mediapage/Telum acquisition closes

SmartClub Mediapage Technology (a product to be offered upon completion of the Telum/Mediapage acquisition) is a singular approach to Web communication that merges online broadcasting, or "Webcasting", with the benefits practical multi-user voice conversations over the internet thus enabling the seamless integration of interactive Webcasting into any Website. It is a complete end-to-end solution that combines ActFit voice technology with its unique patent pending interface creating a massively multi-user interactive Webcast platform that enables rich media group communication and live interaction to be broadcast from virtually any desktop computer over the Internet.

At its core is a Webcasting studio that allows users to easily organize, generate and stream programming complete with audio and/or video as well as controlled real-time audience participation. Content rich Webcasts can be generated to suit either live programming where presenters or hosts connect for real-time voice conversations with audience members, or to create programs that are automatically archived for on-demand viewing. The Mediapage platform also incorporates the ability to serve both conventional banner and streaming rich media advertising to viewing audiences. The latter allows customers to leverage existing advertising assets across this new medium.

The practical application of the technology to a club business is twofold: first as marketing tool and secondly as a means providing a higher level of service and to retain its customer base through online seminars (webcasts). As a marketing tool SmartClub Mediapage provides the club with an online television-like commercial to back up its current marketing efforts. Mediapage allows the club to clearly demonstrate its mission, the features, benefits and atmosphere through video, audio and a graphical presentation and increase its return on marketing through online lead collection and trials. As retention tool the product allows clubs to inexpensively and efficiently provide seminars of all types including proper exercise instruction, nutrition and wellness. Using SmartClub Mediapage to provide marketing and seminar delivery over the internet enables subscribers to deliver services that are otherwise financially and technically out of the reach for. Backing up the offering is a full suite of integrated billing and management tools that allow the Company, re-sellers, and customers to fully manage their interaction with the platform.

Developed on an application service provision (ASP) model, SmartClub Mediapage supplies full service management of tools, infrastructure and Webcast streaming technology. Integration of the service into any Web presence allows subscribers to focus on generating Webcast programming that maximizes their revenue model instead of focusing on the technical challenges involved in providing interactive webcasting. SmartClub Mediapage can be sold on a subscription basis with additional fees charged according to the number of audience members viewing a club's programming.

In the short term, the ActFit health and fitness club business unit plans to focus on sales and generating revenues from SmartClub Technologies and the SmartClub Mediapage marketing tool, providing the Mediapage/Telum acquisition closes. A further retention solution is anticipated be available in the form of Mediapage online training and seminars services.

ActFit intends to develop market entry strategies for the financial service industry, the print media industry, the corporate communication and the distance learning industry and the Company anticipates a launch of a second industry specific business unit to deliver newly packaged ActFit software products. The Company anticipates four to six business units established and selling industry specific solutions, ActFit will be in a position to broaden its product distribution with the objective of establishing itself as a leader in interactive customer communications solutions. The following describes the Mediapage product:

Mediapage - Providing the Telum/Mediapage acquisition closes

The objective with Mediapage (currently in the process of being acquired by ActFit.com) is to make Internet communications simple, reliable, inexpensive and all-inclusive. With Mediapage you use simple-to-use tools launched directly from an Internet browser, like Microsoft Internet Explorer, answer a few simple questions, click a couple of links, and you are broadcasting live to two, ten or ten thousand people. The Mediapage Technology servers handle everything automatically, and make sure that everything runs smoothly. Unlike current solutions, Mediapage is much more interactive and much easier to use.

With Mediapage you can show your audience PowerPoint presentations, pictures, charts, open Web pages, or use interactive polls and surveys. And, unlike other solutions, you can also play music clips, show them videos clips, or animations or group together pictures, video, music or sound, documents or web pages into rich television-like combination. And unlike many other solutions, Mediapage manages its own bandwidth for maximum effectiveness however your audience is connected to the Internet.

Using Mediapage Technology, you can create a very rich, interesting Internet program quickly, easily and inexpensively that the average Internet users can actually watch, using today's equipment, without sacrificing the ability to create the broadband content tomorrows Internet users will demand. Mediapage's easy to use software and powerful features make creating and broadcasting LIVE easier and cheaper than ever before, and automatically creating programming for `ON DEMAND' viewing later. Each broadcast is saved on our servers for playback.

Mediapage Technology is a two-way communication tool that lets you speak directly with your audience and have your audience speaks directly with you. Just like talk-radio programming, the presenter can speak directly to a member of the audience, and everyone listening and watching the show will hear their conversation. Mediapage eliminates the need for telephone conferencing, expensive video conferencing systems and replaces it with an easy to manage, easy to use system.

For larger presentations, Mediapage includes software that lets questions be screened and pre-qualified, with the presenter getting only the best or most important questions. Further, a full range of text-chat tools compliments the voice-chat technology, increasing Mediapage Technologies reach and compatibility by making sure everyone can communicate with the presenter.

Mediapage uses Hewlett Packard servers, hosted at a highly secure data center, to manage, broadcast and control all of the presentations using the system. Each customer has access to sophisticated, secure account management, customization and billing information, and complete control over all of their own saved programming. 128 bit keys securing each customer's content completes a full service Mediapage offering that aims to simplify communications in a cost effective solution.

Target market segments

Mediapage is targeted at prospective customers in the Web-conferencing, financial presentations, professional training as well as online commerce and entertainment. Mediapage is particularly suited for any personality driven businesses where customer service and retention are key. It is a perfect solution for companies that need to:

o        Consolidate  communications  strategy and improve productivity
o Save money on enterprise wide communications, travel and training expenses
o Implement new, cost-effective ways to engage and retain a growing online customer base
o Generate original and compelling content for their customers and network, including broadband content.
o        Communicate with large groups in a meaningful, controlled environment

One of the challenges facing any Internet-based service or application is how to generate revenue for that service or application. The question is how to make money from the mass of Internet users that you can tap as your customer base?

The Internet is nothing more than a huge network of computers that provides an infrastructure for communications and information delivery. Mediapage provides the technology to use that infrastructure in an innovative an effective way. The Mediapage model does not depend on banner advertising, or competing with brick and mortar businesses, but rather bills as traditional telecommunication companies do. Mediapage Technology tracks and records each customer's usage of the system, and bills based on the number of viewing minutes generated. Revenue is generated based on billing for bandwidth costs plus a premium for the service, training, content creation and licensing.

ActFit will pursue world-wide markets by licensing its products to regional licensees as well as developing partnerships with operators who will deliver Application Service Provision (ASP) services tailored to the needs of their specific target markets.

COMPETITION

The online CRM, marketing and webcast market is new, rapidly evolving and intensely competitive. We believe that the principal competitive factors in the these markets are flexibility and breadth of the technical solution, quality of service, reliability, technical expertise and price. We believe that we are competitive in each of these areas.

Many of these companies and many of our other competitors have much greater financial, technical, research and development resources than we do.

RESEARCH AND DEVELOPMENT

We believe that our proprietary software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Therefore, we have focused our research and development efforts on the continued development of our proprietary software offerings. Our ongoing research and development efforts are aimed at the 'productization' of specific elements of our software, enhancing the features and functionality of our existing software components, the development of new software components, and the integration of superior third party technology into our environment. Productization involves the development of 'generic' applications to reduce programming time and costs for client implementations.

Our research and development expenditures were minimal for the year ended December 31, 2000, including salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2000 included the preliminary development of our SmartClub Solutions and enhancements to Mediapage Technology Solutions.

TRADEMARKS, LOGOS AND TRADENAMES

The Company relies upon copyright, trade secret and contract law to protect its proprietary technology in Canada, the United States and in international markets. Such copyright protection prohibits the reproduction of exact language and code of the Company's products and software programs but does not effectively protect the Company against selective reproduction of certain aspects of any product or program. The Company utilizes confidentiality and non-competition provisions in its employee and consultant agreements as well as with various third parties with whom it deals in order to restrict the use of its proprietary technology. There are no assurances as to the extent to which such agreements will be enforceable or be able to protect the interests of the Company

GOVERNMENT REGULATION OF ENVIRONMENT

There are no significant rules or regulations in connection with governmental regulation of the environment applicable to the Company that would have a material effect on capital expenditures, earnings or its competitive position.

C.       ORGANIZATIONAL STRUCTURE

The table below lists our subsidiaries. Unless otherwise indicated, we, or one of our subsidiaries, own 100% of the outstanding common shares of the companies listed.

         Name of Subsidiary                       Country of Incorporation
         ------------------                       ------------------------

         ActiveFitness Communications Inc         Canada
         ClubSite Internet Network Inc            Canada

D.       PROPERTY, PLANTS AND EQUIPMENT

Until March 2001, the Company's principal product research and development, marketing, sales, customer support, administrative, and warehousing activities were conducted from an approximately 10,000 square feet facility located at 11 Charlotte Street, Toronto, Ontario, M5V 2H5. This facility was leased to the Company by an unaffiliated third party for a term of five years expiring April 16, 2002. The Company paid rent of $85,000 per annum for such facility. In March 2001 the Company negotiated an exit from the lease and relocated to 124 Merton Street, Suite 503, Toronto Ontario, M4S 2Z2. The new office is approximately 1600 square feet and is leased until September 2001 for approximately $36,000 per year with an option for a twelve month extension.

Management believes that should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms.


ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS
Comparison of Years Ended December 31, 2000 and December 31, 1999

Revenue: Revenue is comprised of CD-ROM sales revenue, graphic design and website services. Revenue for the period was $149,378, a 49% decrease from 1999 revenue of $290,730. This decrease is attributable to a decrease in CD-ROM sales. The Company shifted from traditional retail to online retail sales during the third and fourth quarters of 1999 and was completely reliant upon online sales for CD-ROM revenue in 2000. Online sales of the Active Trainer CD-ROM did meet expectations.

General and Administrative Expense: General and administrative expense for the period was $1,770,262 a reduction of 17% of the 1999 expense of $2,129,197. This reduction is attributable to a reduction in the company's workforce and other cost cutting measures taken by management including elimination of the employee benefit program.

Corporate Development Expense: Corporate development expense for the period was $1,711,094 an increase of $1,572,334 over 1999 corporate development expenses of $138,760. This increase is attributable to an increase in the use of investor relations consultants primarily CUNE Management and RT Management. Contracts with both of these companies have been terminated and the company expects to dramatically lower corporate development costs in the coming fiscal year.

Sales and Marketing: Sales and marketing expenses for the period were $458,738 a decrease of 58% over 1999 sales and marketing expense of $1,099,595. This decrease is directly attributable to the move from traditional to online retail promotion of the CD-ROM products. The Company did not advertise or fund promotional events to the same extent as in 1999. In 1999 the Company retained a spokesperson, Sherry Groggin and funded a number of events including the LA Street Race and a number of golf tournaments. Sales and marketing expense for 2000 was comprised mainly of marketing personnel salaries, trade shows and promotional materials.

Amortization: Amortization expense for the period was $164,540. Amortization expense for 1999 was $177,634. Please see note (2) of the consolidated financial statements accompanying this form.

Other Expenses: Other expenses include the write down of obsolete inventory, uncollectible loans and other uncategorized expenses. Other expense for the period was $17,479 a decrease of 75% from 1999 other expense of $70,710. The increase is attributable to obsolete CD-ROM inventory and uncollectible loans.

Interest Expense: Internet expense for the period was $28,220 down from $70,602 in 1999. The reduction is due to the completion of certain lease and loan agreements in 1999.

Product  Costs:  Product  costs for the period  $14,785 up from $12,694 in 1999.
Product costs remained low (down from $378,309 in 1998) due to the shift in focus from traditional retail and the subsequent inventory levels to a just in time inventory system for fulfilling online orders. In 1999 the Company outsourced CD manufacturing and inventory management to Duplium Supply.

Write-off of Distribution Rights: In May 2000, the Company acquired the distribution rights to Active Trainer software from a company engaged in providing consulting services to them. The purchase cost of $1,000,000 was settled by the issuance of 3,663,333 common shares of the Company at an average price of $.27 per share. The valuation of these distribution rights was subsequently written down to $10 when the Company completed the acquisition of ClubSite Internet Network Inc. and discontinued the production and sale of Active Trainer software.

Write-down of Fixed Assets: The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the consolidated statement of operations and deficit for the excess. In May 2000 the Company moved primary office locations in order to reduce costs. As there was an excess of office furniture and fixtures given the size of the new office, certain fixed assets were put into storage or discarded. Obsolete computers were also written off during this period.

LIQUIDITY AND CAPITAL RESOURCES

Funding to Date. We have been funded to date primarily through a series of private placements of equity. During the fiscal year ended December 31, 1999, the Company received $1,991,219 resulting from private placements for common shares of the Company and an additional $872,750 resulting from the exercise of options and warrants for common shares of the Company, for a total of $2,863,969.

Present Status. We have not earned profits to date and, at December 31, 2000 we had an accumulated deficit of $12,925,966. We have generated negative cash flow from operations since inception and we have expended and expect to continue to expend substantial funds to continue to develop technology, and expand other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, we expect to incur losses for the foreseeable future and there can be no assurance that we will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

As of December 31, 2000, and March 31, 2001, we had cash on hand of $0 . At this time, funds from operations may not be sufficient to meet our anticipated financial requirements beyond the third quarter of 2001. The Company has secured a loan from investors in the amount of $250,000 USD to meet immediate cash needs. The loan is in the form of a promissory note that is payable on demand. The Company cannot currently offer debentures, private placements or warrants due to a cease trade order imposed by the Ontario Securities Commission for late filing. The cease trade order is temporary and is anticipated to be lifted following the filing of the annual consolidated financial statements. Our management has developed a business and financial plan to reduce operating costs, and refocus our efforts on more profitable elements of our business model. As a short term measure to improve operating performance, management has implemented a revised financial and business plan requiring internal restructuring and cost cutting measures. However, we believe that current cash balances are insufficient to support the activities of the company long term and further capital infusions will be necessary. The actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond our control. As a result, we may require funds sooner or in greater amounts than currently anticipated.

We do not have committed sources of financing at this time and there can be no assurance that we will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, our business, operations, financial condition and future prospects will be materially adversely affected. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our shareholders will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences and privileges senior to those of our common shares.

Foreign Currency Rate Fluctuations. While our financial statements are in Canadian dollars, revenue is generated in US dollars and other currencies. We incur the majority of our expenses in Canadian dollars. As a result, we may suffer losses due to fluctuations in exchange rates between the Canadian dollar and US dollar, and the Canadian dollar and currencies of other countries. We do not currently engage in foreign exchange hedging activities or use other financial instruments in this regard.

Net Operating Losses for Tax Purposes. We have available an aggregate of approximately $12,925,966 of net operating losses for tax purposes that may be used to reduce taxable income in future years. Our net operating losses are subject to assessment of our tax returns by taxation authorities.

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, position and year of election of each of our directors and executive officers.



                                                                  YEAR BECAME
        NAME                     POSITION                         A DIRECTOR
        ----                     --------                         ----------

       Robert Clapperton         Chief Executive Officer,         2000
                                 President and Director

       Mark Vange                Director                         2001


The principal occupations, business or employment of each of the proposed directors and their respective biographies are as follows:

Robert Clapperton

Robert Clapperton recently served as President of ClubSite Internet Network, an e-commerce and website provider to the health club industry. Prior to that Mr. Clapperton served as Vice-President of Operations for XRNet Corporation where he led the development of a number of Internet business communities including a network of 150 online art galleries. Mr. Clapperton has also served as Director of Marketing for 701.COM the leading provider of small business websites in Canada. Mr. Clapperton brings over 16 years of operational experience in technology development and marketing to the Company

Mark Vange

Mark Vange has established his reputation as a trailblazer for strategically fostering emerging innovations through his direction of a number of highly successful technology companies. In 1994, he founded Gemsoft Corporation, an electronic game development Company. VR-1 and Mr. Vange stayed-on as chief technology officer to pioneer the development and publishing of massive multi-user online entertainment technologies acquired Gemsoft. More recently, VR-1 has been renamed Circadence Corporation, broadening its scope to provide solutions for bandwidth-constrained services over the Internet.

EXECUTIVE OFFICERS (Other than Mr. Clapperton)

Perry Tucciarone Vice-President SmartClub Product Group

Perry Tucciarone has 14 years experience in sales and marketing with some of North America's largest fitness club chains including 24 Hour Fitness (formerly Family Fitness) and Gold's Gym. Mr. Tucciarone was also VP of Sales for 701.com Inc., Canada's largest developer of community websites. Mr. Tucciarone has developed extensive contacts in the fitness club industry and is responsible for maximizing e-business opportunities within the rapidly expanding network of CLUBsite members across North America.

Kim Criece  Vice President Mediapage Product Group

Kim Criece has 14-year experience in sales, marketing, promotions and advertising. She has held positions with Telemedia Publishing as the Promotion Manager for Consumer Marketing, launching a data base which now boasts over 5 million customer profiles and a promotional marketing vehicle targeted to the health and fitness consumer. As a Senior Account Executive for Transcontinental Publishing, she launched a new promotion distribution vehicle targeted to women and as Senior Account Executive for Act Media, became the Canadian Representative for the U.S., launched several new products and brought in more than four million in new business. Ms. Criece has extensive sales and marketing experience coupled with a fitness and computer background and brings to ActFit.com an excellent track record for new business development and launches.

Marc Lutz, Vice-President  Technology

As head of technology, Marc Lutz draws on his broad academic and corporate experience in managing Telum's product development and technology personnel. Following his studies in Computer Science at the University of New Brunswick, Canada where he lectured, Mr. Lutz went on to achieve a Masters in Economics. During his years as an information specialist and consultant in the corporate sector, he designed workflow and job management solutions as well as extensive solutions for corporate Y2K issues in global companies such as Glaxo Inc. Mr. Lutz's insight into technology and business has also earned him the designation of inventor on Telum's pending patents.

Ian Sinclair, Vice-President Operations

Ian Sinclair has served with the Federal Government of Canada as well as having broad experience in consulting with private small and medium enterprises where his focus has been on operational management, communications and business development.

Born in Canada, Mr. Sinclair completed his secondary schooling in France and received his BA from Trent University in Cultural Studies with special emphasis on media analysis and administrative policy. He has worked communications for the MacDonald Royal Commission of the Canadian Government, operated his own entertainment management firm and was Director of Business Development for Planning Initiatives, a Toronto based management-consulting firm with clients throughout North America. Mr. Sinclair also co-founded eyeLink, a Canadian based entertainment development workshop to combine multi-media and Internet content. He brings to Telum his wide-ranging expertise in developing and expanding operations.

The articles of the Company provide for a minimum of three and a maximum of ten directors. There were four directors elected at the last annual and special shareholder's meeting. There are currently two vacancies.

EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 2000 the aggregate remuneration paid to all officers of the Company as a group was approximately $240,075.

The table below sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiary for the Company's financial years ending December 31, 1999, and December 31, 2000, for the president (the "Named Executives") being the only executive officers of the Company with income over $100,000 annually.

------------------------------------- ------------------------------------------------- ---------------------------------
                                                    Annual Compensation                      Long Term Compensation
------------------------------------- ------------------------------------------------- ---------------------------------
         Name and                                                      Other Annual             Securities under
    Principal Position        Year       Salary          Bonus       Compensation (1)         Options Granted (2)
    ------------------        ----       ------          -----       ----------------         -------------------

Richard Hue                  1999          NIL           NIL                $3,160                  1,200,000
Chief Executive Officer      2000       $66,667(3)    $50,000(3)            $21,408(1)              1,025,000
and President
---------------------------- -------- -------------- --------------- ------------------ ---------------------------------

(1) Represents Automobile expense.
(2) For the fiscal year ended December 31, 1999, 1,200,000 options were granted to the Company's named executive officers. (3) Paid by way of common shares of the Company.

Compensation of Directors

During the financial year ended December 31, 2000, the directors received no fees for meetings of the Board or a committee of the Board which they attended and no fee for the signing of any resolution of directors or documents on behalf of the Company.

BOARD PRACTICES

Our Articles currently provide for a Board of Directors consisting of not less than 3 and not more than 10 directors, to be elected annually. The Ontario Business Corporations Act provides that, where a minimum and maximum number of directors are provided for in the articles of a Company, the directors of that Company may, if empowered by special resolution of the shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Two new directors will be elected at the upcoming annual shareholders meeting.

The Board of Directors presently consists of 2 directors. Under Canadian law, a majority of our board of directors and of each of our Board Committees must be residents of Canada, subject to certain exceptions. Each of our directors holds office until the next annual meeting of shareholders or until his successor has been elected and qualified. Our executive officers are appointed by our board of directors and serve at the discretion of our Board of Directors.

No director has any contract or arrangement with us entitling them to benefits upon termination of their directorship.

The Audit Committee activities are handled by the board as a whole.

EMPLOYEES

In March, 2001, we implemented a workforce reduction in which we eliminated 9 positions. As of June 30, 2001, we employed 10 full-time employees, 1 part-time employee, and 2 independent contractors, as follows:

          2 in sales and marketing;

          8 in technical support and operations;

          3 in finance, administrative and senior management functions.

SHARE OWNERSHIP

The following table sets forth certain information concerning the share ownership of our directors and executive officers as of April 20, 2001:

---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
                       Number of        Number of Common       Exercise     Expiration   Percentage of
                       Common           Shares that may be     Price        Date of      Common Shares
                       Shares Owned     acquired under         of Options   Options      Beneficially Owned
                       (1)              option plan (2)                                  (3)
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Robert Clapperton      500,000          100,000                0.22         07/31/02              *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Mark Vange             0                0                      0                                  *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Perry Tucciarone       500,000          100,000                0.22         07/31/02              *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Kim Criece             0                100,000                0.22         07/31/02              *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Marc Lutz              0                0                      0                                  *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Ian Sinclair           0                0                      0                                  *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------

* Represents less than 1%

(1) Represents shares owned beneficially by the named individual other than those shares which may be acquired under our Company's option plans. Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

(2) Includes all shares which the named individual has the right to acquire under all vested and unvested options granted to such individual under our Company's option plan.

(3) This information is based on 36,541,597 common shares outstanding as of June 30, 2001. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.


ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of our issued and outstanding common shares. This information is based on our records, information provided to us by directors and executive officers.

RELATED PARTY TRANSACTIONS

On August 1, 2000, the Company entered into a one year consulting agreement with Hue, Martini and Vaughan Design Inc. ("HMVD"), a Company owned by the sister of one of the directors (now a former director). HMVD was engaged to provide consulting advice and services in connection with the website development and Internet marketing of the Company in exchange foe options to purchase 500,000 common shares of the Company at an exercise price of $0.15 USD per share. These options were issued in August 2000 expiring in July 2002.

CUNE Management and RT Management provided investor relations consulting services to the Company. Both of these Companies are shareholders in ActFit.com.

ITEM 8 - FINANCIAL INFORMATION

See Item 17 for our audited consolidated financial statements.

LEGAL PROCEEDINGS

Neither we, nor any of our subsidiaries, are a party to, or the subject of, any material legal proceedings. Due to a lack of cash flow some suppliers are threatening litigation. Management has negotiated extensions and settlements with the majority of these suppliers. It is possible legal proceedings against the company may be initiated by these suppliers. All amounts have been accrued in the financial statements.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common shares. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future.

We have not issued any preference shares. The dividend entitlement of any preference shares issued will be determined by our Board of Directors.

SIGNIFICANT CHANGES
None.

ITEM 9 - THE OFFER AND LISTING

Our common shares are quoted on the NASD/OTC Bulletin Board and the Canadian Venture Exchange. Our common shares have been quoted on the NASD/OTC Bulletin Board since October 19, 1998, under the symbol "LZMCF" at which time the Company name was LaserMedia Communications Corp. On August 19, 1999 the Company name was changed to ActFit.com Inc. and the new symbol on the NASD/OTC Bulletin board became ACTFF. Our common shares began trading on the Canadian Dealing Network on August 14, 1997 under the symbol "LMCD", and, since August 19, 1999 our common shares traded under the symbol "ACTF.U. Since October 20, 2000 our shares began trading on the Canadian Venture Exchange under the symbol YAC.U.

Due to the late filing of its annual financial report, the Company is currently under a cease trade order form the Ontario Securities Commission. Shares in the company cannot currently be traded on the CDNX under the symbol YAC.U. The company will apply to have the cease trade order released following the filing of the annual financial report for fiscal year 2000.

The following tables set forth the range of high and low sales prices(rounded to the nearest hundredth) as reported by Canadian Dealing Network (through October 19, 2000), the Canadian Venture Exchange (beginning October 20, 2000) and NASD/OTC Bulletin Board (beginning October 19, 1998)during the periods indicated:

The Canadian Dealing Network
----------------------------

                                            High            Low

               Annual Market Prices
               --------------------

                     1998                   2.05[CAN$]      0.10[CAN$]
                     1999                   3.10[CAN$]      0.10[CAN$]
                     2000                   0.88[US$]       0.04[US$]

              Quarterly Market Prices
              -----------------------

                    1998
                    ----

                 1/st/ Quarter [N/A]
                 2/nd/ Quarter              2.05[CAN$]      0.45[CAN$]
                 3/rd/ Quarter              0.55[CAN$]      0.25[CAN$]
                 4/th/ Quarter              0.40[CAN$]      0.10[CAN$]

                    1999
                    ----

                 1/st/ Quarter              0.85[CAN$]      0.10[CAN$]
                 2/nd/ Quarter              2.22[CAN$]      0.47[CAN$]
                 3/rd/ Quarter              2.12[US$]       0.95[US$]
                 4/th/ Quarter              1.15[US$]       0.43[US$]



                    2000
                    ----

                 1/st/ Quarter              0.88[US$]       0.45[US$]
                 2/nd/ Quarter              0.70[US$]       0.27[US$]
                 3/rd/ Quarter              0.37[US$]       0.16[US$]
                 4/th/ Quarter              0.34[US$]       0.04[US$]


                    2001
                    ----

                 1/st/ Quarter              0.23[US$]       0.03[US$]

                 April 1 - May 18           0.14[US$]       0.04[US$]

              Monthly Market Prices
              ---------------------

                 November 2000              0.18[US$]       0.09[US$]
                 December 2000              0.09[US$]       0.04[US$]
                 January 2001               0.23[US$]       0.06[US$]
                 February 2001              0.12[US$]       0.07[US$]
                 March 2001                 0.09[US$]       0.03[US$]
                 April 2001                 0.08[US$]       0.04[US$]

NASD/OTC Bulletin Board
-----------------------


                    1999                    High            Low
                                            (US$)               US$)

Annual Market Prices

                    1999                    2.12            0.10

                    2000                    0.88            0.04

            Quarterly Market Prices
            -----------------------

                    1999
                    ----

                 1/st/ Quarter              0.58            0.10
                 2/nd/ Quarter              1.47            0.31
                 3/rd/ Quarter              2.12            0.95
                 4/th/ Quarter              1.15            0.43

                    2000
                    ----

                 1/st/ Quarter              0.88            0.45
                 2/nd/ Quarter              0.70            0.27
                 3/rd/ Quarter              0.37            0.16
                 4/th/ Quarter              0.34            0.04

                    2001
                    ----

                 1/st/ Quarter              0.23            0.03
                 April 1-May 18             0.14            0.04

             Monthly Market Prices
             ---------------------

                 November 2000              0.18            0.09
                 December 2000              0.09            0.04
                 January 2001               0.23            0.06
                 February 2001              0.12            0.07
                 March 2001                 0.09            0.03
                 April 2001                 0.08            0.04

ITEM 10 - ADDITIONAL INFORMATION

A.       Share Capital

         Not applicable.

B.       Memorandum and Articles of Association

Our Articles of Amalgamation, as amended, are on file with the Ministry of Consumer and Commercial Relations for the Province of Ontario under Ontario Corporation Number 132323. Our articles do not include a stated purpose.

Directors

Directors of our Company need not be shareholders. In accordance with our by-laws and the Ontario Business Corporations Act, a majority of our directors must be residents of Canada, subject to certain exceptions. In addition, directors must be at least 18 years of age, of sound mind, and not bankrupt. Neither our articles or by-laws, nor the Ontario Business Corporations Act, impose any mandatory retirement age for directors.

A director who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with our Company shall disclose to the Company the nature and extent of his interest at the time and in the manner provided by the Ontario Business Corporations Act. The Ontario Business Corporations Act prohibits such a director from voting on any resolution to approve the contract or transaction unless the contract or transaction:

o is an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

o relates primarily to his or her remuneration as a director, officer, employee or agent of the Company or an affiliate;

o        is for indemnity or insurance; or

o        is with an affiliate.

Our board of directors may, on behalf of the Company and without authorization of our shareholders:

o        borrow money upon the credit of the Company;

o issue, reissue, sell or pledge bonds, debentures, notes or other evidences or indebtedness or guarantees of our Company, either secured or unsecured;

o subject to certain disclosure requirements of the Ontario Business Corporations Act, give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee or otherwise on behalf of our Company to secure performance or any present or future indebtedness, liability or obligation of any person; and

o mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal property of our Company, movable or immovable, including without limitation book debts, rights, powers, franchises and undertakings, to secure any bonds, debentures, notes or other evidences of indebtedness or guarantee or any other obligation of the Company.

Common Shares

Our articles authorize the issuance of an unlimited number of common shares. The holders of the common shares of our Company are entitled to receive notice of and to attend all meetings of the shareholders of our Company and have one vote for each common share held at all meetings of the shareholders of our Company, except for meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series.
Subject to the prior rights of the holders of preference shares of our Company and to any other shares ranking senior to the common shares with respect to priority in the payment of dividends, the holders of common shares are entitled to receive dividends and our Company will pay dividends, as and when declared by our Board of Directors, out of moneys properly applicable to the payment of dividends, in such amount and in such form as our Board of Directors may from time to time determine, and all dividends which our Board of Directors may declare on the common shares shall be declared and paid in equal amounts per share on all common shares at the time outstanding. In the event of the dissolution, liquidation or winding-up of the Company, whether voluntary or involuntary, or any other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, subject to the prior rights of the holders of preference shares and to any other shares ranking senior to the common shares with respect to priority in the distribution of assets upon dissolution, liquidation or winding-up, the holders of the common shares will be entitled to receive the remaining property and assets of the Company.

Preference Shares

Our articles of incorporation authorize the issuance of 2 million preference shares, in one or more series. The Ontario Business Corporations Act does not impose restrictions upon our Board of Directors issuing preference shares of the type authorized by our articles of incorporation. Our Board of Directors may fix, before issuing, the number of preference shares of each series, the designation, rights, privileges, restrictions and conditions attaching to the preference shares of each series, including any voting rights, any right to receive dividends (which may be cumulative or non-cumulative and variable or fixed) or the means of determining the dividends, the dates of payment, any terms and conditions of redemption or purchase, any conversion rights, and any rights on the liquidation, dissolution or winding-up of the Company, any sinking fund or other provisions, the whole to be subject to the issue of a Certificate of Amendment setting forth the designation, rights, privileges, restrictions and conditions attaching to the preference shares of the series. Our articles of incorporation require that preference shares of each series must, with respect to the payment of dividends and the distribution of assets or the return of capital in the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, rank on a parity with the preference shares of every other series and be entitled to preference over the common shares and over any other shares ranking junior to the preference shares. The preference shares of one series shall participate ratably with the preference shares of every other series in respect of all dividends and similar amounts.

Action Necessary to Change the Rights of Shareholders

In order to change the rights of our shareholders, we would need to amend our articles of incorporation to effect the change. Such an amendment would require the approval of holders of two-thirds of the shares cast at a duly called special meeting. If we wish to amend the rights of holders of a specific class of shares, such approval would also be required from the holders of that class. A shareholder is entitled to dissent in respect of such a resolution and, if the resolution is adopted and the Company implements such changes, demand payment of the fair value of its shares.

Meetings of Shareholders

An annual meeting of shareholders is held each year for the purpose of considering the financial statements and reports, electing directors, appointing auditors and for the transaction of other business as may be brought before the meeting. The President or the Board of Directors has the power to call a special meeting of shareholders at any time. Notice of the time and place of each meeting of shareholders must be given not less than 21 days, nor more than 50 days, before the date of each meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any other purpose other than consideration of financial statements and auditor's report, election of directors and reappointment of the incumbent auditor, must state the nature of the business in sufficient detail to permit the shareholder to form a reasoned judgment on and must state the text of any special resolution or by-law to be submitted to the meeting. The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors of the Company, the auditor of the Company and others who although not entitled to vote are entitled or required to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting. If a corporation is winding-up, the Ontario Business Corporations Act permits a liquidator appointed by the shareholders, during the continuance of a voluntary winding-up, to call and attend meetings of the shareholders. In circumstances where a court orders a meeting of shareholders, the court may direct how the meeting may be held, including the parties entitled, or required, to attend the meeting.

Limitations on Rights to Own Securities

There is no limitation imposed by Canadian law or by the articles or other charter documents on the right of a non-resident to hold or vote common shares or preference shares with voting rights, other than as provided in the Investment Canada Act, as amended by the World Trade Organization Agreement Implementation Act. The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian," as defined in the Investment Canada Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act is satisfied that the investment is likely to be a net benefit to Canada.

An investment in our voting shares by a non-Canadian (other than a "World Trade Organization Investor," as defined below) would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our Company, and the value of our assets were $5.0 million or more. An investment in our voting shares by a World Trade Organization Investor would be reviewable under the Investment Canada Act if it were an investment to acquire direct control of our Company, and the value of our assets equaled or exceeded $209 million. A non-Canadian, whether a World Trade Organization Investor or otherwise, would acquire control of us for purposes of the Investment Canada Act if he or she acquired a majority of our voting shares. The acquisition of less than a majority, but at least one-third of our voting shares, would be presumed to be an acquisition of control of our Company, unless it could be established that we were not controlled in fact by the acquirer through the ownership of voting shares. In general, an individual is a World Trade Organization Investor if he or she is a "national" of a country (other than Canada) that is a member of the World Trade Organization ("World Trade Organization Member") or has a right of permanent residence in a World Trade Organization Member. A corporation or other entity will be a World Trade Organization investor if it is a "World Trade Organization investor-controlled entity" pursuant to detailed rules set out in the Investment Canada Act. The United States is a World Trade Organization Member.

Certain transactions involving our voting shares would be exempt from the Investment Canada Act, including: (a) an acquisition of our voting shares if the acquisition were made in connection with the person's business as a trader or dealer in securities; (b) an acquisition of control of our Company in connection with the realization of a security interest granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of our Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of our Company, through the ownership of voting interests, remains unchanged.

Change of Control

Our authorized capital consists of 2,000,000preference shares. The Board of Directors, without any further vote by the common shareholders, has the authority to issue preference shares and to determine the price, preferences, rights and restrictions, including voting and dividend rights, of these shares. The rights of the holders of common shares are subject to the rights of holders of any preference shares that the Board of Directors may issue in the future. That means, for example, that we can issue preference shares with more voting rights, higher dividend payments or more favorable rights upon dissolution, than the common shares. If we issued certain types of preference shares in the future, it may also be more difficult for a third-party to acquire a majority of our outstanding voting shares.


C.       Material Contracts

The following is a summary of our company's material contracts entered into since January 1, 1999.

On December 28, 2000, the Company acquired all of the outstanding shares of ClubSite Internet Network Inc. ("ClubSite"), a privately held company incorporated in Ontario in the business of providing template-based websites to the fitness club industry. The transaction has been accounted for by the purchase method, with the results of operations included in the financial statements from the date of acquisition. The purchase price of approximately
$244,000 was satisfied by the issuance of 2,000,000 common shares of the Company. In addition, the Company has committed to the issuance of a further 2,000,000 common shares in increments of 500,000 contingent upon the Company meeting cumulative pretax consolidated revenue targets of $2,000,000, $5,000,000, $10,000,000 and $20,000,000 over the next five years. Shares issued in connection with the contingent consideration will be valued at the market rate when issuable. The purchase price has been allocated to goodwill and is being amortized over two years.

On June 26, 2001, the Company signed a letter of intent with Telum Inc., a Barbados based research and development company that develops software for the communications and broadband industries. Under the terms of this agreement, the Company will acquire worldwide rights and intellectual property of Telum's Mediapage technology, together with the first right of refusal to exclusively license any Telum product. The Company will also receive 250,000 shares and a seat on the board of Telum.

The consideration comprises an initial payment of US. $100,000 followed by monthly payments totaling US $70,000 over the subsequent seven-month period, and the issuance of up to 2,000,000 common shares of the Company on closing of the agreement. Of these 2,000,000 common shares, 1,000,000 will have a sales restriction of 24 months. In addition, the Company will pay an ongoing royalty of 5% of the Mediapage related revenue. Additional consideration of 1,500,000 common shares in the Company is payable contingent on the Company's gross sales of Mediapage products exceeding US $10,000,000.

D.       Exchange Controls

There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements.

E.       Taxation

Canadian Federal Income Tax Considerations

The following summary describes material Canadian federal income tax consequences generally applicable to a holder of our common shares who is not a resident of Canada, and who, for purposes of the Income Tax Act (Canada), (i) holds such shares as capital property and (ii) deals at arm's length with us. Generally, common shares will be considered capital property to a holder provided that such holder does not hold such securities in the course of carrying on a business and has not acquired such securities in a transaction or transactions considered to be an adventure or concern in the nature of trade which includes a transaction or transactions of the same kind and carried on in the same manner as a transaction or transactions of an ordinary trader or dealer in property of the same kind.

This summary is based upon the current provisions of the Income Tax Act and the regulations there under and on an understanding of the published administrative practices of the Canadian Customs and Revenue Agency. This summary does not take into account or anticipate any possible changes in law, or the administration thereof, whether by legislative, governmental or judicial action, except proposals for specific amendment thereto which have been publicly announced by the Canadian Minister of Finance prior to the date hereof.

This summary does not address all aspects of Canadian federal income tax law that may be relevant to shareholders based upon their particular circumstances, and does not deal with provincial, territorial or foreign income tax consequences, which might differ significantly from the consequences under Canadian federal income tax law.

Shareholders are advised to consult their tax advisors regarding the application of the Canadian federal income tax law to their particular circumstances, as well as any Canadian provincial, territorial or other tax consequences or any U.S. federal, state or local tax consequences or other foreign income tax consequences of the acquisition, ownership and disposition of our common shares.

Taxation of Dividends.

A holder of a common share who is not resident in Canada for purposes of the Income Tax Act will be subject to Canadian withholding tax on dividends paid or credited, or deemed under the Income Tax Act to be paid or credited, to the holder of the common share. The rate of withholding tax under the Income Tax Act on dividends is 25% of the amount of the dividend. Such rate may be reduced under the provisions of an applicable international tax treaty to which Canada is a party. Under the tax treaty that Canada has entered into with the United States, the rate of Canadian withholding tax applicable in respect of dividends paid or credited by a Canadian corporation to a shareholder resident in the United States, is generally reduced to 15%, or 5% in the case of a corporate holder which owns 10% or more of the voting shares. A foreign tax credit for the tax withheld may be available under applicable US tax law to a US holder against U.S. federal income tax liability. Moreover, pursuant to Article XXI of the Canada-U.S. Treaty, an exemption from Canadian withholding tax generally is available in respect of dividends received by certain trusts, companies and other organizations whose income is exempt from tax under the laws of the United States.

Disposition of common shares.

A non-resident holder of a common share will not be subject to tax under the Income Tax Act in respect of a capital gain realized on the disposition of a common share unless the common share constitutes or is deemed to constitute "taxable Canadian property" as defined in the Income Tax Act. Shares of a corporation that are listed on a prescribed stock exchange (which includes shares traded on certain U.S. stock exchanges, including the Nasdaq) are generally not considered to be taxable Canadian property. However, such shares are considered taxable Canadian property in the hands of a non-resident holder if, at any time during the 60-month period immediately preceding disposition by the holder, 25% or more of our issued shares of any class were owned by the non-resident holder together with persons with whom the non-resident did not deal at arm's length.

An interest in or option in respect of common shares or other securities convertible into or exchangeable for common shares could constitute taxable Canadian property if the common shares that could be acquired upon the exercise of the option, the conversion or exchange rights or in which there is such interest are themselves taxable Canadian property. Taxable Canadian property also includes any common share held by a non-resident if the non-resident used the common share in carrying on a business (other than an insurance business) in Canada, or, if the non-resident is a non-resident insurer, any common share that is its "designated insurance property" for the year. A non-resident whose common shares constitute or are deemed to constitute taxable Canadian property will realize upon the disposition or deemed disposition of a common share, a capital gain (or a capital loss) to the extent that the proceeds of disposition are greater than (or less than) the aggregate of the adjusted cost base to the holder of a common share and any reasonable costs of disposition.

One-half of any capital gain realized by a holder (a taxable capital gain) will be included in computing the holder's income. One-half of any capital loss realized by a holder may, subject to certain restrictions applicable to holders that are corporations, normally be deducted from the holder's taxable capital gains realized in the year of disposition, the three preceding taxation years or any subsequent taxation years, subject to detailed rules contained in the Income Tax Act.

A purchase by us of our common shares (other than a purchase of our common shares on the open market in a manner in which shares would normally be purchased by any member of the public in the open market) will give rise to a deemed dividend under the Income Tax Act equal to the difference between the amount we paid on the purchase and the paid-up capital of such shares determined in accordance with the Income Tax Act. The paid-up capital of such shares may be less than the cost of such shares to the holder. Any such dividend deemed to have been received by a non-resident holder will be subject to non-resident withholding tax as described above. The amount of any such deemed dividend will reduce the proceeds of disposition of the common share to the non-resident holder for the purpose of computing the amount of the non-resident holder's capital gain or loss under the Income Tax Act.

Even if the common shares constitute taxable Canadian property to a non-resident holder and their disposition would give rise to a capital gain, an exemption from tax under the Income Tax Act may be available under the terms of an applicable international tax treaty to which Canada is a party. A holder resident in the United States for purposes of the Canada-U.S. Treaty will generally be exempt from Canadian tax in respect of a gain on the disposition of common shares provided that the value of the common shares is not derived principally from real property situated in Canada. Our common shares would qualify for this exception, however Article XIII paragraph 5 of the Canada-U.S. Treaty provides that the treaty exemption does not apply where the U.S. resident holder was an individual who was a Canadian resident for 120 months during any period of 20 consecutive years preceding the time of the sale and was resident in Canada at any time during the ten years immediately preceding the sale. If the exemption from such Canadian tax in respect of such gain is not available under the Canada-U.S. Treaty, a foreign tax credit may be available under applicable US tax law for U.S. federal income tax purposes. Non-residents are advised to consult their tax advisers with regard to the availability of a treaty exemption.

U.S. Federal Income Tax Considerations

The following summary describes material United States federal income tax consequences arising from the purchase, ownership and sale of common shares. This summary is based on the provisions of the Internal Revenue Code of 1986, as amended, final, temporary and proposed United States Treasury Regulations promulgated there under, and the administrative and judicial interpretations thereof, all as in effect as of the date of this annual report and all of which are subject to change, possibly on a retroactive basis. The consequences to any particular investor may differ from those described below by reason of that investor's particular circumstances. This summary does not address the considerations that may be applicable to any particular taxpayer based on such taxpayer's particular circumstances (including potential application of the alternative minimum tax), to particular classes of taxpayers (including financial institutions, broker-dealers, insurance companies, taxpayers who have elected mark-to-market accounting, tax-exempt organizations, taxpayers who hold ordinary shares as part of a straddle, "hedge" or "conversion transaction" with other investments, investors who own (directly, indirectly or through attribution) 10% or more of our Company's outstanding voting stock, taxpayers whose functional currency is not the U.S. dollar, persons who are not citizens or residents of the United States, or persons which are foreign corporations, foreign partnerships or foreign estates or trusts as to the United States) or any aspect of state, local or non-United States tax laws. Additionally, the discussion does not consider the tax treatment of persons who hold common shares through a partnership or other pass-through entity or the possible application of United States federal gift or estate tax. This summary is addressed only to a holder of common shares who is (i) a citizen or resident of the United States who owns less than 10% of our Company's outstanding voting stock, (ii) a corporation organized in the United States or under the laws of the United States or any state thereof, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust (a "U.S. Holder"). This summary is for general information purposes only and does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase common shares. This summary generally considers only U.S. Holders that will own their common shares as capital assets.

Each shareholder should consult with such shareholder's own tax advisor as to the particular tax consequences to such shareholder of the purchase, ownership and sale of their common shares including the effects of applicable state, local, foreign or other tax laws and possible changes in the tax laws.

Treatment of Dividend Distributions

Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," a distribution by our Company to a U.S. Holder in respect of the common shares (including the amount of any Canadian taxes withheld thereon) will generally be treated for United States federal income tax purposes as a dividend to the extent of our Company's current and accumulated earnings and profits, as determined under United States federal income tax principles. To the extent, if any, that the amount of any such distribution exceeds our Company's current and accumulated earnings and profits, as so computed, it will first reduce the U.S. Holder's tax basis in the common shares owned by him, and to the extent it exceeds such tax basis, it will be treated as capital gain from the sale of common shares.

While it is not anticipated that our Company will pay dividends in the foreseeable future, the gross amount of any distribution from our Company received by a U.S. Holder which is treated as a dividend for United States federal income tax purposes (before reduction for any Canadian tax withheld at source) will be included in such U.S. Holder's gross income, will be subject to tax at the rates applicable to ordinary income and generally will not qualify for the dividends received deduction applicable in certain cases to United States corporations. For United States federal income tax purposes, the amount of any dividend paid in Canadian dollars by our Company to a U.S. Holder will equal the U.S. dollar value of the amount of the dividend paid in Canadian dollars, at the exchange rate in effect on the date of the distribution, regardless of whether the Canadian dollars are actually converted into United States dollars at that time. Canadian dollars received by a U.S. Holder will have a tax basis equal to the U.S. dollar value thereof determined at the exchange rate on the date of the distribution. Currency exchange gain or loss, if any, recognized by a U.S. Holder on the conversion of Canadian dollars into U.S. dollars will generally be treated as U.S. source ordinary income or loss to such holder. U.S. Holders should consult their own tax advisors concerning the treatment of foreign currency gain or loss, if any, on any Canadian dollars received which are converted into dollars subsequent to distribution.

A U.S. Holder generally will be entitled to deduct any Canadian taxes withheld from dividends in computing United States taxable income, or to credit such withheld taxes against the United States federal income tax imposed on such U.S. Holder's dividend income. No deduction for Canadian taxes may be claimed, however, by a noncorporate U.S. Holder that does not itemize deductions. The amount of foreign taxes for which a U.S. Holder may claim a credit in any year is subject to complex limitations and restrictions, which must be determined on an individual basis by each shareholder. Distributions with respect to common shares that are taxable as dividends will generally constitute foreign source income for purposes of the foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by our Company with respect to the common shares will generally constitute "passive income." Foreign income taxes exceeding a shareholder's credit limitation for the year of payment or accrual of such tax can be carried back for two taxable years and forward for five taxable years, subject to the credit limitation applicable in each of such years. Additionally, the foreign tax credit in any taxable year may not offset more than 90% of a shareholder's liability for United States individual or corporate alternative minimum tax. The total amount of allowable foreign tax credits in any year generally cannot exceed regular U.S. tax liability for the year attributable to foreign source taxable income. A U.S. Holder will be denied a foreign tax credit with respect to Canadian income tax withheld from dividends received on the common shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make certain related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the common shares are not counted toward meeting the 16 day holding period required by the statute.

Sale or Exchange of a Common Share

Subject to the discussion below under "Tax Status Of The Company - Passive Foreign Investment Companies," the sale or exchange by a U.S. Holder of a common share generally will result in the recognition of gain or loss by the U.S. Holder in an amount equal to the difference between the amount realized and the U.S. Holder's basis in the common share sold. Such gain or loss will be capital gain or loss provided that the common share is a capital asset in the hands of the holder. The gain or loss realized by a noncorporate U.S. Holder on the sale or exchange of a common share will be long-term capital gain or loss subject to tax at a maximum tax rate of 20% if the common share had been held for more than one year. If the common share had been held by such noncorporate U.S. Holder for not more than one year, such gain will be short-term capital gain subject to tax at a maximum rate of 39.6%. Finally, gain realized by a noncorporate U.S. Holder with respect to common shares acquired after December 31, 2000 and held for more than five years, shall be taxed at a maximum rate of 18%. Gain realized by a corporate U.S. Holder will be subject to tax at a maximum rate of 35%. Gains recognized by a U.S. Holder on a sale, exchange or other disposition of common shares generally will be treated as United States source income for United States foreign tax credit purposes. A loss recognized by a U.S. Holder on the sale, exchange or other disposition of common shares generally is allocated to U.S. source income under recently finalized regulations. However, those regulations require such loss to be allocated to foreign source income to the extent certain dividends were received by the taxpayer within the 24-month period preceding the date on which the taxpayer recognized the loss. The deductibility of a capital loss recognized on the sale, exchange or other disposition of common shares is subject to limitations. A U.S. Holder that receives foreign currency upon disposition of common shares and subsequently converts the foreign currency into U.S. dollars generally will have foreign exchange gain or loss based on any appreciation or depreciation in the value of the foreign currency against the U.S. dollar. U.S. Holders should consult their own tax advisors regarding treatment of any foreign currency gain or loss on any Canadian dollars received in respect of the sale, exchange or other disposition of common shares.

Tax Status of the Company

Personal Holding Companies. A non-U.S. corporation may be classified as a personal holding Company for United States federal income tax purposes if both of the following two tests are satisfied: (i) if at any time during the last half of the Company's taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (under certain attribution rules) more than 50% of the stock of the corporation by value and
(ii) 60% or more of such non-U.S. corporation's gross income derived from U.S. sources or effectively connected with a U.S. trade or business, as specifically adjusted, is from certain passive sources such as dividends and royalty payments. Such a corporation generally is taxed (currently at a rate of 39.6% of "undistributed personal holding Company income") on the amounts of such passive source income, after making adjustments such as deducting dividends paid and income taxes, that are not distributed to shareholders. We believe that our Company was not a personal holding Company in 1999 and is not currently a personal holding Company. However, no assurance can be given that either test will not be satisfied in the future.

Foreign Personal Holding Companies. A non-U.S. corporation will be classified as a foreign personal holding Company for United States federal income tax purposes if both of the two following tests are satisfied: (i) five or fewer individuals who are United States citizens or residents own or are deemed to own (under certain attribution rules) more than 50% of all classes of the corporation's stock measured by voting power or value and (ii) the corporation receives at least 60% (50% if previously an foreign personal holding Company) of its gross income (regardless of source), as specifically adjusted, from certain passive sources. If such a corporation is classified as a foreign personal holding
Company, a portion of its "undistributed foreign personal holding Company income" (as defined for United States federal income tax purposes) would be imputed to all of its shareholders who are U.S. Holders on the last taxable day of the corporation's taxable year, or, if earlier, the last day on which it is classifiable as a foreign personal holding Company. Such income would be taxable as a dividend, even if no cash dividend is actually paid. U.S. Holders who dispose of their shares prior to such date would not be subject to tax under these rules. We believe that our Company was not a personal holding Company in 1999 and is not currently a personal holding Company. However, no assurance can be given that our Company will not qualify as a foreign personal holding Company in the future.

Passive Foreign Investment Companies. A Company will be a passive foreign investment Company if 75% or more of its gross income (including the pro rata share of the gross income of any Company (United States or foreign) in which the Company is considered to own 25% or more of the shares (determined by market value)) in a taxable year is passive income. Alternatively, the Company will be considered to be a passive foreign investment Company if at least 50% of the value of the Company's assets (averaged over the year) (including the pro rata share of the value of the assets of any Company in which the Company is considered to own 25% or more of the shares (determined by market value)) in a taxable year are held for the production of, or produce, passive income. For these purposes, the value of our assets is calculated based on our market capitalization. Passive income generally includes, among others, interest, dividends, royalties, rents and annuities.

If our Company is a passive foreign investment Company for any taxable year, a U.S. Holders, in the absence of an election by such U.S. Holder to treat our Company as a "qualified electing fund" (a "QEF election"), as discussed below, would, upon certain distributions by our Company and upon disposition of the common shares at a gain, be liable to pay tax at the highest tax rate on ordinary income in effect for each period to which the income is allocated, plus interest on the tax, as if the distribution or gain had been recognized ratably over the days in the U.S. Holder's holding period for the common shares during which our Company was a passive foreign investment Company. Additionally, if our Company is a passive foreign investment Company, U.S. Holders who acquire ordinary shares from decedents would be denied the normally available step-up of the income tax basis for such common shares to fair market value at the date of death and instead would have a tax basis equal to the decedent's basis, if lower.

If our Company is treated as a passive foreign investment Company for any taxable year, U.S. Holders should consider whether to make a QEF election for United States federal income tax purposes. If a U.S. Holder has a QEF election in effect for all taxable years that such U.S. Holder has held the common shares and our Company was a passive foreign investment Company, distributions and gain will not be recognized ratably over the U.S. Holder's holding period or subject to an interest charge, gain on the sale of common shares will be characterized as capital gain and the denial of basis step-up at death described above would not apply. Instead, each such U.S. Holder is required for each taxable year that our Company is a qualified electing fund to include in income a pro rata share of the ordinary earnings of our Company as ordinary income and a pro rata share of the net capital gain of our Company as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. Consequently, in order to comply with the requirements of a QEF election, a U.S. Holder must receive from our Company certain information. We intend to supply U.S. Holders with the information needed to report income and gain pursuant to a QEF election in the event our Company is classified as a passive foreign investment Company. The QEF election is made on a shareholder-by-shareholder basis and can be revoked only with the consent of the Internal Revenue Service. A shareholder makes a QEF election by attaching a completed IRS Form 8621 (including the passive foreign investment Company annual information statement) to a timely filed United States federal income tax return and by filing such form with the IRS Service Center in Philadelphia, Pennsylvania. Even if a QEF election is not made, a shareholder in a passive foreign investment Company who is a U.S. Holder must file a completed IRS Form 8621 every year.

As an alternative to making a QEF election, a U.S. Holder may elect to make a mark-to-market election with respect to the common shares owned by him. If the mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Under such election, a U.S. Holder includes in income each year an amount equal to fair market value of the common shares owned by such U.S. Holder as of the close of the taxable year over the U.S. Holder's adjusted basis in such shares. The U.S. Holder would be entitled to a deduction for the excess, if any, of such U.S. Holder's adjusted basis in his common shares over the fair market value of such shares as of the close of the taxable year; provided however, that such deduction would be limited to the extent of any net mark-to-market gains with respect to the common shares included by the U.S. Holder under the election for prior taxable years. The U.S. Holder's basis in his common shares is adjusted to reflect the amounts included or deducted pursuant to this election. Amounts included in income pursuant to the mark-to-market election, as well as gain on the sale or exchange of the common shares, will be treated as ordinary income. Ordinary loss treatment applies to the deductible portion of any mark-to-market loss, as well as to any loss realized on the actual sale or exchange of the common shares to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included with respect to such common shares.

The mark-to-market election applies to the tax year for which the election is made and all later tax years, unless the common shares cease to be marketable or the IRS consents to the revocation of the election.

We do not believe our Company was a passive foreign investment Company during 2000. However, there can be no assurance that our Company will not be classified as a passive foreign investment Company in 2001 or thereafter because the tests for determining passive foreign investment Company status are applied annually and it is difficult to make accurate predictions of future income and assets, which are relevant to this determination. U.S. Holders who hold common shares during a period when our Company is a passive foreign investment Company will be subject to the foregoing rules, even if our Company ceases to be a passive foreign investment Company, subject to certain exceptions for U.S. Holders who made a QEF election. U.S. Holders are urged to consult with their own tax advisors about making a QEF election or mark-to-market election and other aspects of the passive foreign investment Company rules.

Back-Up Withholding and Information Reporting

U.S. Holders generally are subject to information reporting requirements and back-up withholding with respect to dividends paid in the United States on common shares. Back-up withholding will not apply if a U.S. holder provides an IRS Form W-9 or otherwise establishes an exemption. U.S. holders are subject to information reporting and back-up withholding at a rate of 31% on proceeds paid from the disposition of common shares unless the U.S. holder provides IRS Form W-9 or otherwise establishes an exemption.

Non-U.S. holders generally are not subject to information reporting or back-up withholding with respect to dividends paid on, or the proceeds from the disposition of, common shares, provided that such non-U.S. holder provides a taxpayer identification number, certify to its foreign status, or otherwise establish an exemption.

The amount of any back-up withholding will be allowed as a credit against a U.S. or non-U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the IRS.

F.       Dividends and Paying Agents

         Not applicable.

G.       Statements by Experts

         Not applicable.

H.       Documents on display.

We have filed this Annual Report on Form 20-F with the Securities and Exchange Commission under the Securities Exchange Act of 1934. Statements made in this annual report as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to this annual report, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

We are subject to the informational requirements of the Exchange Act and file reports and other information with the Securities and Exchange Commission.
Reports and other information which we file with the Securities and Exchange Commission, including this Annual Report on Form 20-F, may be inspected and copied at the public reference facilities of the Securities and Exchange Commission at:

450 Fifth Street N.W.       7 World Trade Center         500 West Madison Street
Room 1024                   New York, New York 10048     Suite 1400
Washington D.C. 20549                                    Chicago, Illinois 60661

You can also obtain copies of this material by mail from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, copies of this material may also be obtained from the Securities and Exchange Commission's Internet site at http://www.sec.gov. The Commission's telephone number is 1-800-SEC-0330.

ITEM 11 - QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

(a)  Quantitative Information about Market Risk

See Item 5 - Operating and Financial Review and Prospects - Liquidity and Capital Resources - Foreign Currency Rate Fluctuations; Interest Rate and Investment Risk.

(b)  Qualitative Information about Market Risk

See Item 5 - Operating and Financial Review and Prospects -Liquidity and Capital Resources - Foreign Currency Rate Fluctuations; Interest Rate and Investment Risk.

ITEM 12 - DESCRIPTION OF SECURITIES OTHER THAN DEBT SECURITIES

Not applicable.




PART II

ITEM 13 - DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14 - MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There were no material modifications affecting the rights of securities holders made during the fiscal year ended December 31, 2000.

ITEM 17-  FINANCIAL STATEMENTS

See the Index to Consolidated Financial Statements accompanying this report on page F-1.

ITEM 18 - FINANCIAL STATEMENTS

Not applicable.

                      Consolidated Financial Statements
                      (Expressed in Canadian dollars)

                      ACTFIT.COM INC.

                      Years ended December 31, 2000 and 1999

Auditors' Report to The SHAREHOLDERS

We have audited the consolidated balance sheets of ActFit.Com Inc. as at December 31, 2000 and 1999 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
With respect to the consolidated financial statements for the year ended December 31, 2000, we conducted our audit in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. Canadian generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three year period ended December 31, 2000 and shareholders' deficiency as at December 31, 2000 and 1999 to the extent summarized in note 16 to the consolidated financial statements.
The consolidated financial statements as of December 31, 1998 and for the year then ended were audited by another firm of chartered accountants who expressed an opinion without reservation on those statements in their report dated May 10, 1999.

By: /s/ KPMG, LLP
-----------------
        KPMG, LLP

Chartered Accountants
Toronto, Canada
July 11, 2001

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated July 11, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

By: /s/ KPMG, LLP
-----------------
        KPMG, LLP

Chartered Accountants
Toronto, Canada
July 11, 2001
actfit.com inc.
Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2000 and 1999
------------------------------------------------  ------------- --------------
                                                      2000           1999
------------------------------------------------  ------------- --------------
Assets

Current assets:
     Cash                                         $        -    $       42,599
     Accounts receivable - trade                         28,454         73,502
     Advance receivable                                  41,639           -
     Prepaid expenses and sundry assets                     651         62,513
------------------------------------------------  ------------- --------------
                                                         70,744        178,614
Fixed assets (note 3)                                    76,201        509,466

Goodwill (note 4)                                       260,584           -
------------------------------------------------  ------------- --------------
                                                  $     407,529 $      688,080
------------------------------------------------  ============= ==============
Liabilities and Shareholders' Deficiency

Current liabilities:
     Bank indebtedness                            $       8,542 $         -
     Accounts payable and accrued liabilities           831,933        672,409
     Unpaid taxes (note 13)                             348,151        308,932
     Loans payable (note 6)                             183,491        343,587
     Current portion of long-term debt (note 7)          49,510        104,859
------------------------------------------------  ------------- --------------
                                                      1,421,627      1,429,787
Long-term debt (note 7)                                    -            15,756

Shareholders' deficiency:
     Capital stock (note 8)                          11,911,868      6,817,633
     Deficit                                        (12,925,966)    (7,575,096)
------------------------------------------------  ------------- --------------
                                                     (1,014,098)      (757,463)
Going concern (note 1)
Commitments and contingencies (note 13)
Subsequent events
(note 18)
------------------------------------------------  ------------- --------------
                                                  $     407,529 $      688,080
------------------------------------------------  ============= ==============


          See accompanying notes to consolidated financial statements.


On behalf of the Board:

                                           Director
-----------------------------------------

                                           Director
-----------------------------------------
actfit.com inc.
Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999, with comparative figures for 1998

------------------------------------------------  -------------  -------------  --------------
                                                      2000           1999           1998
------------------------------------------------  -------------  -------------  --------------
Revenue                                           $     149,378  $     290,730  $      584,259

Expenses:
     General and administrative                       1,770,262      2,129,197       1,873,580
     Corporate development (note 14)                  1,711,094        138,760         124,769
     Sales and marketing                                458,738      1,099,595         649,738
     Amortization                                       164,540        177,634         266,955
     Other                                               17,479         70,710         488,107
     Interest                                            28,220         70,602          90,180
     Product costs                                       14,785         12,694         378,309
------------------------------------------------  -------------  -------------  --------------
                                                      4,165,118      3,699,192       3,871,638
------------------------------------------------  -------------  -------------  --------------
Loss before the undernoted items                     (4,015,740)    (3,408,462)     (3,287,379)

Write-off of deferred development costs                    -           418,879          69,196
Write-off of goodwill                                      -            93,461         373,448
Write-off of publishing rights                             -              -            102,071
Write-off of Active Trainer (note 9)                    999,990           -               -
Write-down of fixed assets                              335,140           -               -
------------------------------------------------  -------------  -------------  --------------
                                                      1,335,130        512,340         544,715
------------------------------------------------  -------------  -------------  --------------
Loss for the year                                    (5,350,870)    (3,920,802)     (3,832,094)

Retained earnings (deficit), beginning of year       (7,575,096)    (3,654,294)        177,800
------------------------------------------------  -------------  -------------  --------------
Deficit, end of year                              $ (12,925,966) $  (7,575,096) $   (3,654,294)
------------------------------------------------  =============  =============  ==============
Loss per common share                             $       (0.19) $       (0.20) $        (0.29)
------------------------------------------------  =============  =============  ==============
Weighted average number
   of common shares outstanding                      28,606,483     19,668,993      13,278,649
------------------------------------------------  =============  =============  ==============



          See accompanying notes to consolidated financial statements.

actfit.com inc.
Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999, with comparative figures for 1998

------------------------------------------------  -------------  -------------  --------------
                                                      2000           1999           1998
------------------------------------------------  -------------  -------------  --------------
Cash flows from (used in) operating activities:
     Loss for the year                            $  (5,350,870) $  (3,920,802) $   (3,832,094)
     Items not involving cash:
         Amortization of fixed assets                   164,540        177,634         196,306
         Write-down of fixed assets                     335,140           -               -
         Amortization of deferred development
           costs                                           -              -             65,597
         Amortization of goodwill                          -              -              5,052
         Write-off of deferred development costs           -           418,879          69,196
         Write-off of goodwill                             -            93,461         373,448
         Write-off of publishing rights                    -              -            102,071
         Write-off of Active Trainer                    999,990           -               -
         Stock option issued for consulting
           services                                     912,083           -               -
         Capital stock issued for services              645,229        389,695         140,503
     Change in non-cash operating
       working capital (note 11)                        264,014        708,109         942,852
------------------------------------------------  -------------  -------------  --------------
                                                     (2,029,874)    (2,133,024)     (1,937,069)
Cash flows from (used in) financing activities:
     Increase (decrease) in long-term debt              (71,105)      (237,612)         95,521
     Decrease in loans receivable                          -              -            175,000
     Issuance of notes payable                           55,000        311,935            -
     Increase (decrease) in loans payable               (35,486)      (546,796)        836,630
     Issuance of capital stock, net of issue costs    2,113,729      2,863,969         270,573
------------------------------------------------  -------------  -------------  --------------
                                                      2,062,138      2,391,496       1,377,724
Cash flows from (used in) investing activities:
     Increase in deferred development costs                -              -           (148,923)
     Acquisition of Clubsite                            (17,000)          -               -
     Purchase of fixed assets                           (66,405)      (136,142)        (96,634)
------------------------------------------------  -------------  -------------  --------------
                                                        (83,405)      (136,142)       (245,557)
------------------------------------------------  -------------  -------------  --------------
Ancrease (decrease) in cash                             (51,141)       122,330        (804,902)

Cash (bank indebtedness), beginning of year              42,599        (79,731)        725,171
------------------------------------------------  -------------  -------------  --------------
Cash (bank indebtedness), end of year             $      (8,542) $      42,599  $      (79,731)
------------------------------------------------  =============  =============  ==============


Supplemental cash flow information (note 11)



          See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
actfit.com inc.
Notes to Consolidated Financial Statements
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999
--------------------------------------------------------------------------------

ActFit.Com Inc. (the "Company") is incorporated under the provisions of the Ontario Business Corporations Act. The Company is a specialized vertical market application service provider ("ASP") that licenses and delivers on-line applications, customized programs and specialized marketing services to business-to-business and business-to-consumer active lifestyle organizations.

These financial statements are stated in Canadian dollars except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles which, except as disclosed in note 16, conform, in all material respects, with U.S. generally accepted accounting principles.

1.     Going concern:

       These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will continue in operation in the foreseeable future and be able to realize assets and satisfy liabilities in its normal course of business. Certain conditions and events, as disclosed below, exist that cast substantial doubt on the Company's ability to continue as a going concern.

       The Company has a working capital deficiency of $1,350,883, a shareholders' deficiency of $1,014,098 and has incurred significant losses in recent years. The Company has instituted cost preservation measures until further financing can be arranged. These cost preservation measures included, among other things, non-remittance of payroll withholding taxes, suspension of employee payroll and benefits from March 2001, cessation of business and directors' liability insurance and the non-payment of creditors. The Company failed to file its 2000 audited financial statements with the regulatory authorities on a timely basis which, on May 25, 2001, resulted in a cease trade order from the Ontario Securities Commission.

       On June 15, 2001, the Company received a loan of U.S. $250,000 from three investors.

       Continued operations depend upon the Company's ability to attain profitable operations and obtain sufficient cash from external financing to meet the Company's current past due liabilities and future liabilities as they become due. The Company is presently seeking additional financing to fund future operations and to reduce its existing working capital deficiency. There can be no assurance that the Company will be successful in obtaining additional financing.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

1.     Going concern (continued):

       Should the Company be unable to return to profitability and secure additional financing, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.     Significant accounting policies:

       (a) Principles of consolidation:

           The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.
           Intercompany    transactions   and   balances   are   eliminated   on
           consolidation.

        (b)  Fixed assets:

             Fixed assets are stated at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets using the following bases and annual rates:

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
--------------------------------------------------------------------------------

           The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the consolidated statement of operations and deficit for the excess.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

2.     Significant accounting policies (continued):

       (c) Research and development costs:

           Costs related to research, design and development of products are charged to research and development expenses as incurred. Development costs are capitalized beginning when a product's technological feasibility has been established, which generally occurs upon completion of a working model, and ending when a product is available for general release to customers. Development costs are written down to their fair value when declines in value are considered to be other than temporary in nature based upon expected future cash flows.

       (d) Goodwill:

           Goodwill represents the excess of the purchase price over the fair market values of net assets acquired, and is amortized on a straight-line basis over two years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary in nature based upon expected future benefits.

       (e) Change in accounting policy - deferred taxes:

           In December 1997, The Canadian Institute of Chartered Accountants issued Handbook Section 3465, Income Taxes. The standard required a change from the deferred method of accounting for income taxes to the asset and liability method of accounting for income taxes. Under the asset and liability method of future assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to apply when the asset is realized or the liability is settled.

           The Company adopted Section 3465 in 2000. The effects of adopting the new standard had no effect on the recorded amounts as the Company's deferred tax assets have been completely offset by a valuation reserve.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

2.     Significant accounting policies (continued):


       (f) Revenue recognition:

           The Company's revenue is primarily derived from (i) the provision of graphics services, (ii) website development and (iii) the sale of CD Rom packaged software. Graphic services revenues are recognized as the services are performed. Website development services, which include maintenance and technical support, training, consulting and other services, are recognized as the services are performed. There are no maintenance and support contracts with customers whereby fees are paid in advance. Revenue from product sales is recognized on shipment of product.

       (g) Foreign currency translation:

           Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Revenue and expenses are translated at the exchange rates prevailing on the transaction date. Realized and unrealized exchange gains and losses are included in earnings.

       (h) Use of estimates:

           The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year reported. Specifically, management makes estimates of the recoverability of its intangible assets based on the underlying value of the technology and economic prospect of the tangible product. Actual results could differ from those estimates.

       (i) Stock-based compensation plan:

           The Company has a stock-based compensation plan, which is described in note 8. No compensation expense is recognized for this plan when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

2.     Significant accounting policies (continued):

       (j) Comparative figures:

           Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

3.     Fixed assets:
------------------------------  -------------  ----------------  -------------
                                                  Accumulated       Net book
       2000                         Cost         amortization        value
------------------------------  -------------  ----------------  -------------
       Furniture and equipment  $     158,323  $        108,122  $      50,201
       Computer hardware              479,661           453,661         26,000
       Computer software               72,004            72,004           -
------------------------------  -------------  ----------------  -------------
                                $     709,988  $        633,787  $      76,201
------------------------------  =============  ================  =============

------------------------------  -------------  ----------------  -------------
                                                  Accumulated      Net book
       1999                         Cost         amortization       value
------------------------------  -------------  ----------------  -------------

       Furniture and equipment  $     511,126  $        359,011  $     152,115
       Computer hardware              449,750           207,087        242,663
       Automobile                      13,074            12,157            917
       Computer software               62,574            53,273          9,301
       Leasehold improvements         204,468            99,998        104,470

------------------------------  -------------  ----------------  -------------
                                $   1,240,992  $        731,526  $     509,466
------------------------------  =============  ================  =============

       The Company negotiated an exit from its lease on Charlotte Street. As a result, the Company has written-off the net book value of the leasehold improvements. In addition, during the move to a new premise, the Company assessed the carrying value of the remaining assets and recorded a write-down. Total write-down of fixed assets in the year amounted to $335,140. The leasehold improvements and other fixed assets have been specifically pledged as security for loans payable and long-term debt.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

4.     Acquisition:

       Clubsite Internet Network Inc.:

       On December 28, 2000, the Company acquired all of the outstanding shares of Clubsite Internet Network Inc. ("Clubsite"), a privately held company incorporated in Ontario in the business of providing template-based websites to the fitness club industry. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $244,000 was satisfied by the issuance of 2,000,000 common shares of the Company. In addition, the Company has committed to the issuance of a further 2,000,000 common shares in increments of 500,000 contingent upon the Company meeting cumulative pretax consolidated revenue targets of $2,000,000, $5,000,000, $10,000,000 and $20,000,000 over the next five years. The contingent considerations will be recorded as additional purchase price upon the achievement of the contingent events. Shares issued in connection with the contingent consideration will be valued at the market rate when issuable. In addition, the Company incurred $17,000 in costs related to the acquisition. As the Company assumed no identifiable assets or liabilities, the entire purchase price has been allocated to goodwill and is being amortized over 2 years. Goodwill is comprised of workforce and non-contractual customer relationships. Amortization expense of nil has been recorded in the year ended December 31, 2000.

5.     Deferred development costs:

---------------------------------------------  ----------------  -------------  --------------
                                                    2000             1999           1998
---------------------------------------------  ----------------  -------------  --------------

Balance, beginning of year                     $           -     $     418,879  $     404,749
Costs deferred                                             -              -            223,259
Investment tax credit claimed on additions                 -              -            (74,336)
Costs written off                                          -          (418,879)        (69,196)
Amortization                                                              -            (65,597)

---------------------------------------------  ----------------  -------------  --------------
                                               $           -     $        -     $      418,879
---------------------------------------------  ================  =============  ==============


       During 1999, management discontinued the development of its various interactive CD-Rom products. Accordingly, management has written off these development costs.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

6.     Loans payable:

--------------------------------------------------------------------------------  ------------  ------------
                                                                                     2000           1999
--------------------------------------------------------------------------------  ------------  ------------
       Demand loan,  bearing  interest at prime plus 2.5%,  secured by a general security agreement, repayable in blended interest and principal
         payments of $4,080                                                       $     98,491  $    123,277
       Note payable, bearing interest at 12% per annum,
         due on demand and unsecured                                                      -           10,700
       Note payable, non-interest bearing, due on demand
         and unsecured                                                                    -          127,993
       Note payable, non-interest bearing, due on demand
         and unsecured                                                                  30,000        81,617
       Note payable, non-interest bearing and unsecured,
         $15,000 due May 24, 2001 with the remainder
         being paid in six equal monthly instalments
         commencing November 24, 2001                                                   55,000          -
--------------------------------------------------------------------------------  ------------  ------------
                                                                                  $    183,491  $    343,587
--------------------------------------------------------------------------------  ============  ============

       As at December 31, 2000, the Company is in default on the demand loan in the amount of $98,491. Subsequent to December 31, 2000, regular repayments have not been made, and on May 4, 2001, the lender notified the Company of its intention to enforce security. The Company is currently working with its lenders to extend the payment terms until such time as the Company is able to obtain additional financing or generate positive cash flows from operations.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

7.     Long-term debt:

--------------------------------------------------------------------------------  ------------  ------------
                                                                                      2000          1999
--------------------------------------------------------------------------------  ------------  ------------
       Equipment  loan,  bearing  interest  at 13.6% per  annum,  secured by the equipment, repayable in blended monthly principal and interest payments of $2,089,
         due on demand                                                            $     14,567  $     32,839
       Equipment loan, bearing interest at 8.625% per annum,
         secured by the equipment, repayable in blended
         monthly principal and interest payments of $4,239,
         due on demand                                                                  26,474        60,074
       Equipment loan, bearing interest at 14.8% per annum,
         secured by the equipment, repayable in blended
         monthly principal and interest payments of $1,639,
         due on demand                                                                   8,469        27,702
--------------------------------------------------------------------------------  ------------  ------------
                                                                                        49,510       120,615

       Less current portion                                                             49,510       104,859
--------------------------------------------------------------------------------  ------------  ------------
                                                                                  $       -     $     15,756
--------------------------------------------------------------------------------  ============  ============

       As at December 31, 2000, the Company is in default of all of its long-term loans. Subsequent to December 31, 2000, regular repayments have not been made and, on April 16, 2001, the lender of the secured equipment loan with a balance payable of $14,567 notified the Company of its intention to commence litigation proceedings against the Company. The Company is currently working with its lenders to extend the payment terms until such time as the Company is able to obtain additional financing or generate positive cash flows from operations.

       Given the default situation as described above, the total value of long-term debt has been classified as current.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

8.     Capital stock:

       Authorized:
           2,000,000 preference shares
           Unlimited common shares

--------------------------------------------------------------------------------  ------------  ------------
                                                                                    Number
       Issued common shares                                                        of shares       Amount
--------------------------------------------------------------------------------  ------------  ------------
       Balance, December 31, 1998                                                   14,607,054  $  3,258,413
       Issued for exercise of Series E share purchase warrants                         766,594       574,945
       Issued for exercise of stock options                                          1,127,775       297,805
       Issued for cash from private placement,
         net of issue costs of $142,622                                              3,691,389     1,991,219
       Issued to consultants for services rendered                                   1,785,886       389,695
       Issued for conversion of debt                                                   791,123       305,556
--------------------------------------------------------------------------------  ------------  ------------
       Balance, December 31, 1999                                                   22,769,821     6,817,633
       Issued for exercise of Series E share purchase warrants                         560,000       420,000
       Issued for exercise of Series C share purchase warrants                         200,000       100,000
       Issued for exercise of stock options                                          1,527,763       480,103
       Issued to consultants for services rendered                                   1,482,220       645,229
       Issued for conversion of debt                                                 7,651,518     2,293,236
       Issued as consideration for acquisition of Clubsite (note 4)                  2,000,000       243,584
       Stock options issued to consultants                                                -          912,083
--------------------------------------------------------------------------------  ------------  ------------
       Balance, December 31, 2000                                                   36,191,322  $ 11,911,868
--------------------------------------------------------------------------------  ============  ============

       There are no issued preference shares.

       During the years, the following occurred:

       1999

       (a) Common shares issued in 1999 by way of a private placement:

---------------------------------------------   --------------  -------------
                                                    Number
           Date                                    of shares    Consideration
---------------------------------------------   --------------  -------------

           March 23, 1999                              920,833  $     138,125
           May 5, 1999                                 238,095        109,524
           June 2, 1999                              1,511,629        967,442
           July 29, 1999                             1,020,832        918,750

---------------------------------------------   --------------  -------------
                                                     3,691,389  $   2,133,841
---------------------------------------------   --------------  -------------
actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

8.     Capital stock (continued):

       (b) During 1999, the Company issued 1,785,886 common shares in settlement of $389,695 for consulting services.

       (c) On March 12, 1999, the Company issued 283,000 common shares on conversion of debt of $74,900.

       (d) On April 7, 1999, the Company issued 40,000 common shares on conversion of debt of $20,000.

       (e) On July 28, 1999, the Company issued 468,123 common shares on conversion of debt of $210,656.

       2000

       (f) During the year ended December 31, 2000, the Company issued 45,846 common shares for legal services rendered in the amount of $18,707.

       (g) During the year ended December 31, 2000, the Company issued 267,533 common shares in the settlement of $82,260 for corporate development and public relations consulting services.

       (h) During the year ended December 31, 2000, the Company issued 1,168,841 common shares as settlement of $544,262 for consulting services.

       (i) During the year, the Company issued 3,663,333 common shares at an average price of $0.274 per share in settlement for a liability that arose on the acquisition of Active Trainer (note 9).

       (j) During the year ended December 31, 2000, the Company issued 3,988,185 common shares on conversion of debt of $1,293,236.

       Stock option plan:

       The Company has a stock option plan (the "Plan") for directors, officers, employees, consultants and advisors of the Company, its subsidiaries and affiliates. The purpose of the Plan is to attract, retain and motivate management and staff by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and to benefit from its growth.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

8.     Capital stock (continued):

       During 2000, the Company increased the number of common shares reserved for issuance under the Plan from 11,000,000 to 18,000,000.

       No single individual may hold options in respect of more than 5% of the outstanding common shares unless approved by the shareholders. In 1999, the shareholders granted approval to an officer of the Company to receive the grant of options in excess of the 5% of the shares outstanding. Stock options for employees are exercisable on the basis of continuing employment. Options given in a year are generally exercisable immediately or 25% for every three months of employment from the date granted.

       During the year, the Company issued 7,258,666 stock options to consultants and contractors. The Company has recorded an expense equal to the intrinsic value of the stock option on the date of grant. The total expense of $912,083 has been recorded in the statement of operations as a corporate development expense.

       A summary of the stock option transactions for the years ended December 31, 2000 and 1999 is presented below:

---------------------------------------------   --------------  --------------
                                                    Share           Average
                                                   options      exercise price
---------------------------------------------   --------------  --------------
       Balance, December 31, 1998                    1,579,875  $         0.94
       Granted                                       5,405,500            0.41
       Exercised                                    (1,127,775)           0.26
       Expired or cancelled                           (991,375)           1.31
---------------------------------------------   --------------  --------------
       Balance, December 31, 1999                    4,866,225            0.45
       Granted                                       8,672,516            0.31
       Exercised                                    (1,973,446)           0.38
       Expired or cancelled                         (1,457,262)           0.42
---------------------------------------------   --------------  --------------
       Balance, December 31, 2000                   10,108,033            0.35
---------------------------------------------   ==============  ==============

       Of the share options outstanding, 10,108,033 (1999 - 3,752,625) were fully vested and exercisable.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

8.     Capital stock (continued):

--------------------------------------------------------------  --------------  --------------  ------------
                                                                                   Weighted       Weighted
                                                                    Options         average        average
       Range                                                      outstanding        life          price
--------------------------------------------------------------  --------------  --------------  ------------
       $0.20 - $0.29                                                 4,664,950            1.44       $  0.22
       $0.30 - $0.39                                                 4,255,000            1.42          0.32
       $0.40 - $0.49                                                   100,000            0.50          0.47
       $0.50 - $0.59                                                   172,750            1.00          0.52
       $0.60 - $0.69                                                    25,000            1.00          0.60
       $0.70 - $0.90                                                   440,333            1.26          0.78
       $1.00 - $1.90                                                   450,000            1.10          1.39
--------------------------------------------------------------  --------------  --------------  ------------
                                                                    10,108,033
--------------------------------------------------------------  ==============  ==============  ============

       Share purchase warrants:

       The holders of the share purchase warrants entitle the holder to purchase one common share for each warrant held. The outstanding purchase warrants are as follows:

---------------------------------------------   --------------  --------------  --------------  ------------
       Expiry date                              Exercise price       2000           1999           1998
---------------------------------------------   --------------  --------------  --------------  ------------
       March 31, 2002, Series A                         $ 1.00         500,000         500,000       500,000
       March 31, 2002, Series B                           1.50         200,000         200,000       200,000
       March 31, 2002, Series C                           0.50            -            200,000       200,000
       June 30, 2000, Series E                            0.75            -            977,500     1,744,094
       June 16, 2004, Series G                            0.80         572,000         572,000          -
       June 17, 2001, Series H                            1.10         498,265         498,265          -
---------------------------------------------   --------------  --------------  --------------  ------------
                                                                     1,770,265       2,947,765     2,644,094
---------------------------------------------   ==============  ==============  ==============  ============

       During 1997, as part of the reverse takeover transaction involving the Company, the Company issued 11,033,532 common shares, 600,000 Series A purchase warrants, 200,000 Series B purchase warrants, 200,000 Series C purchase warrants, 100,000 Series D purchase warrants, and 2,866,666 Series E purchase warrants.

       The Series G and Series H share purchase warrants were issued in conjunction with the private placements completed in June and July 1999.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

9.     Write-off of Active Trainer:

       In 1997, the Company sold the ownership rights to the Active Trainer software for cash proceeds of $1,950,000 to a non-controlling shareholder of the Company (the "NCS"). The Company also entered into an exclusive worldwide distributions rights agreement with NCS to distribute Active Trainer and any other derivative products produced on the Active Trainer software technology. The distribution agreement required the Company to make minimum royalty payments amounting to $500,000 for the period from June 1997 to December 1998 and to make future royalty payments based on the number of CDs sold.

       In 1998, the Company defaulted on the minimum royalty payments and the unpaid royalties were converted into a loan. The loan was secured by third parties through the pledge of Company shares held by the third parties. The third parties were shareholders of the Company and also provided corporate development and investor relations services to the Company (note 14).

       In 1999, the Company defaulted on the loan. NCS claimed the security under the loan agreement and the loan and ownership of the Active Trainer software was assumed by Cune Management Inc. In 1999, the Company settled the loan payable of $290,782 through the issuance of 468,124 shares. In June 2000, the Company reacquired the Active Trainer software from Cune Management Inc. for proceeds of $1,000,000 that was settled by the issuance of 3,663,333 common shares of the Company at an average price of $0.274 per share.

       In December 2000, the Company altered its strategic direction and discontinued the production and sale of Active Trainer products and software. As a result of this change in strategic direction, the Company has written-off the value of the acquired technology.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

10.    Income taxes:


       Income tax expense attributable to income from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 44 percent to pretax income from continuing operations as a result of the following:

--------------------------------------------------------------  --------------  --------------  ------------
                                                                     2000           1999           1988
--------------------------------------------------------------  --------------  --------------  ------------
       Loss from continuing operations                          $   (5,350,870) $   (3,920,802) $ (3,832,094)
--------------------------------------------------------------  --------------  --------------  ------------
       Computed "expected" tax                                  $   (2,354,383) $   (1,725,153) $ (1,686,121)
       Increase (reduction) in income taxes
         resulting from:
           Change in the beginning of year
              balance of the valuation allowance
              for future tax assets allocated to
              income tax expense                                     1,909,238       1,321,600     1,472,679
           Permanent differences                                       445,145         403,553       213,442
--------------------------------------------------------------  --------------  --------------  ------------
       Income taxes                                             $         -     $         -     $       -
--------------------------------------------------------------  ==============  ==============  ============

       The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2000, 1999 and 1998 are presented below:

--------------------------------------------------------------  --------------  --------------  ------------
                                                                    2000            1999           1998
--------------------------------------------------------------  --------------  --------------  ------------
       Future tax assets:
           Non-capital loss carryforwards                       $    4,686,842  $    2,968,240  $  1,724,800
           Plant and equipment - differences
              in deprecation and undepreciated
              capital cost                                             279,355          88,719        10,559
--------------------------------------------------------------  --------------  --------------  ------------
           Total gross future tax assets                             4,966,197       3,056,959     1,735,359

           Less valuation allowance                                  4,966,197       3,056,959     1,735,359
--------------------------------------------------------------  --------------  --------------  ------------
       Net future tax assets                                    $         -     $         -     $       -
--------------------------------------------------------------  ==============  ==============  ============

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

10.    Income taxes (continued):

       At December 31, 2000, the Company and its subsidiaries have non-capital loss carryforwards for federal income tax purposes of approximately $10,936,000 which are available to offset future federal taxable income, if any, through 2007. The losses expire as follows:
--------------------------------------------------------------------------------

       2001                                                     $        14,000
       2002                                                              55,000
       2003                                                             250,000
       2004                                                             257,000
       2005                                                           3,323,000
       2006                                                           2,826,000
       2007                                                           4,250,000

--------------------------------------------------------------------------------

       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making the assessment. In order to fully utilize the future tax assets of $5,000,000, the Company will need to generate future taxable income of approximately $11,000,000, prior to the expiration of the net operating loss carryforwards in the years 2001 to 2007. Due to uncertainties related to the industry in which the Company operates, the tax benefit of the above carryforward amounts have been completely offset by a valuation allowance.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

11.    Consolidated statement of cash flows:

--------------------------------------------------------------  --------------  --------------  ------------
                                                                     2000           1999            1998
--------------------------------------------------------------  --------------  --------------  ------------
       Change in non-cash operating working capital:
           Decrease in accounts receivable                      $       45,048  $       43,395  $    464,268
           Increase in advances receivable                             (41,639)           -             -
           Decrease (increase) in investment
              tax credits recoverable                                     -            429,873       (74,336)
           Decrease (increase) in prepaid
              expenses and sundry assets                                61,862          (9,465)       39,021
           Decrease in inventory                                          -               -           82,412
           Increase in accounts payable and
              accrued liabilities                                      159,524         244,306       431,487
           Increase in unpaid taxes                                     39,219            -             -
--------------------------------------------------------------  --------------  --------------  ------------
                                                                $      264,014  $      708,109  $    942,852
--------------------------------------------------------------  ==============  ==============  ============
       Supplemental cash flow information:
           Interest paid                                        $       24,538  $       70,602  $     90,780
       Significant non-cash transactions:
           Issuance of stock for Clubsite
              acquisition                                              243,584            -             -
           Issuance of stock for repayment
              of loans                                                 179,610            -             -
           Issuance of stock for purchase
              of Active Trainer                                      1,000,000            -             -
--------------------------------------------------------------  ==============  ==============  ============

12.    Fair value disclosure of financial assets and financial liabilities:


       (a) Fair values:

            The carrying values of cash, accounts receivable - trade, advance receivable, bank indebtedness, accounts payable and accrued liabilities and loans payable approximate their fair values due to the relatively short periods to maturity of these items or because they are receivable or payable on demand.

            The carrying value of long-term debt, approximates their fair value as the amounts are all due on demand due to default of payments.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

12. Fair value disclosure of financial assets and financial liabilities (continued):

       (b) Credit risk:

            The Company does not have a significant exposure to any individual customer or counterparty.

13.    Commitments and contingencies:

       (a) Unpaid taxes:

           The Company is in arrears on its payments for payroll withholdings in the amount of approximately $348,151. The Company has met with Canada Customs and Revenue Agency and is in the process of agreeing a payment schedule to pay the outstanding balances.

       (b) Commitments:

           The Company is not committed to any long-term operating leases.

       (c) Contingencies:

           The Company is party to several pending litigations from unpaid suppliers and unpaid lenders. The Company is in arrears on its payments due to its current working capital deficiency. The Company is working with its creditors and lenders to extend the payment terms until such time as the Company is able to obtain additional financing or generate positive cash flows from operations.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999
14.    Related party transactions:

       During the year ended December 31, 2000, the Company incurred $1,711,094 in corporate development costs. This amount includes $912,083 for stock based compensation costs recorded on the issuance of options to companies engaged by the Company as consultants.

       Several of the companies engaged to perform corporate development activities were also shareholders of the Company. None of these companies beneficially control more than 5% of the Company's outstanding common shares. The following sets out the transactions with these shareholders.

       On June 15, 2000, the Company entered into two-year consulting agreements with Cune Management Inc. (Cune), RT Management Inc. (RT), and 655947 Ontario Limited (655947). Under the terms of the agreements, Cune and RT each received options to acquire 1,250,000 common shares in the Company and 655947 received options to acquire 500,000 common shares. The exercise price of the options of $0.30 was issued at a discount of $0.14 to the market price on the date the options were granted. The Company recorded a corporate development expense of $420,300 related to the intrinsic value of the option. At the end of the year, all of these options remain outstanding.

       On August 1, 2000, the Company entered into additional one-year consulting agreements with Cune, RT, Hue, Martini and Vaughan Design Inc
       (HMVD), and 655947 for the provision of consulting services in connection with the website development and internet marketing of the Company. Under the terms of the agreements, each consultant received 500,000 options to acquire common shares in the Company. The exercise price of the options of $0.22 was issued at a discount of $0.15 to the market price on the date the options were granted. The Company recorded a corporate development expense of $290,150 related to the intrinsic value of the option. At the end of the year, all of these options remain outstanding.

       The Company also incurred fees of approximately $416,000, $193,000 and $91,000 with Cune, RT and 655947 respectively, which were settled by the issuance of common shares at a 25% discount to the market price and the cashless exercise of options and warrants.

       The Company also issued 3,663,333 common shares to Cune for the settlement of a $1,000,000 liability that arose on the acquisition of Active Trainer. (note 9)
actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

15.    Earnings (loss) per share:

       Due to the net loss for all periods presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares issuable on the exercise of options and warrants that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have been anti-dilutive amounted to 11,878,298, 7,813,990 and 4,223,969, for the years ended
       December 31, 2000, 1999 and 1998, respectively.

16. Differences between Canadian and United States generally accepted accounting principles ("GAAP"):

       These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in the case of these financial statements, conform in all significant respects with those in the United States ("U.S. GAAP"), except as follows:

       (a) Adjustment to earnings:

--------------------------------------------------------------  --------------  --------------  ------------
                                                                    2000            1999            1998
--------------------------------------------------------------  --------------  --------------  ------------
           Loss for the year in
              accordance with
              Canadian GAAP                                     $   (5,350,870) $   (3,920,802) $ (3,832,094)
           Deferred development costs1                                    -               -         (148,923)
           Compensation expense4                                      (925,668)     (2,046,033)         -
           Deferred development
              costs written off which
              were adjusted in prior years                                -            418,879          -
           Amortization of goodwill
              on reverse takeover acquisition                             -               -            5,052
--------------------------------------------------------------  --------------  --------------  ------------
           Loss in accordance with
              U.S. GAAP                                         $   (6,276,538) $   (5,547,956) $ (3,975,965)
--------------------------------------------------------------  ==============  ==============  ============

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

16. Differences between Canadian and United States generally accepted accounting principles ("GAAP") (continued):

--------------------------------------------------------------  --------------  --------------  ------------
                                                                    2000            1999           1998
--------------------------------------------------------------  --------------  --------------  ------------
           Weighted average number of
              common shares under basic EPS2                        28,606,483      19,668,993    13,278,649
--------------------------------------------------------------  ==============  ==============  ============
           Basic loss per share in accordance
              with U.S. GAAP2                                   $        (0.22) $        (0.28) $      (0.30)
--------------------------------------------------------------  ==============  ==============  ============
              common shares and their
              equivalents under the
              treasury stock method2                                30,834,245      23,245,780    14,403,954
--------------------------------------------------------------  ==============  ==============  ============

           The effect of the conversion of warrants and options would not have had a dilutive effect and, therefore, no diluted loss per share is disclosed.

       (b) Adjustments to assets and shareholders' equity:

--------------------------------------------------------------  --------------  --------------  ------------
                                                                    2000             1999           1998
--------------------------------------------------------------  --------------  --------------  ------------
           Total assets in accordance
              with Canadian GAAP                                $      407,529  $      688,080  $  1,663,116
           Deferred development
              costs1                                                      -               -         (418,879)
           Goodwill on reverse
              takeover acquisition3                                       -               -          (93,461)
--------------------------------------------------------------  --------------  --------------  ------------
           Total assets in accordance with
              U.S. GAAP                                         $      407,529  $      688,080  $  1,150,776
--------------------------------------------------------------  ==============  ==============  ============

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

16. Differences between Canadian and United States generally accepted accounting principles ("GAAP") (continued):

--------------------------------------------------------------  --------------  --------------  ------------
                                                                    2000             1999          1998
--------------------------------------------------------------  --------------  --------------  ------------
           Total shareholders' deficiency
           in accordance with Canadian
           GAAP                                                 $   (1,014,098) $     (757,463) $   (395,881)
           Deferred development
              costs incurred1                                             -               -         (148,923)
           Compensation expense4                                      (925,668)     (2,046,033)         -
           Deferred development costs
              written off in prior years                                  -            418,879          -
           Amortization of goodwill on
              reverse takeover
              acquisition3                                                -               -            5,052
--------------------------------------------------------------  --------------  --------------  ------------
           Total shareholders' deficiency
              in accordance with U.S. GAAP                      $   (1,939,766) $   (2,384,617) $   (539,752)
--------------------------------------------------------------  ==============  ==============  ============

       (c) Adjustments to cash flows:

--------------------------------------------------------------  --------------  --------------  ------------
                                                                    2000             1999          1998
--------------------------------------------------------------  --------------  --------------  ------------
           Cash expended in investing activities
              in accordance with Canadian GAAP                  $               $     (136,142) $   (245,557)
           Deferred development costs1                                     -              -         (148,923)
           Goodwill on reverse takeover
              acquisition3                                                 -              -           93,461
--------------------------------------------------------------  --------------  --------------  ------------
           Cash expended in investing activities
              in accordance with U.S. GAAP                      $               $     (136,142) $   (301,019)
--------------------------------------------------------------  ==============  ==============  ============

           1Canadian  GAAP  permits the  capitalization  of product  development costs if certain criteria are met. Under U.S. GAAP, product development costs are expensed as incurred unless the Company has established technological feasibility.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

16. Differences between Canadian and United States generally accepted accounting principles ("GAAP") (continued):

           2Under U.S. GAAP, in accordance with the Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), Earnings Per Share, the Company is required to disclose basic earnings per share, which is based on the weighted average aggregate number of common shares outstanding during each year and diluted earnings per share, which is based on the weighted average aggregate number of common shares and their equivalents outstanding during each year, using the "treasury stock method" for the outstanding stock options and warrants.

           3Under U.S. GAAP, there is no recognition of goodwill under a reverse takeover acquisition.

           4Under U.S. GAAP, in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for
           Stock-based Compensation, the Company is required to recognize stock-based compensation costs for consultants and advisors using the fair value market method and for employees using the intrinsic method.

           5Accounting for employee stock options:

           U.S. GAAP encourages but does not require companies to record compensation cost for stock option plans at fair value. The Company has chosen to continue to account for stock options using the intrinsic value method as permitted under SFAS No. 123. For companies electing not to adopt the fair value measurement for stock-based compensation, the pronouncement requires the disclosure of pro forma net income (loss) and net income (loss) per share information as if the Company had accounted for its employee stock options issued in 1995 and subsequent years under the fair value method.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

16. Differences between Canadian and United States generally accepted accounting principles ("GAAP") (continued):

           The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions by year:

------------------------------------------------------------------------------  --------------  ------------
           Assumptions                                                               2000           1999
------------------------------------------------------------------------------  --------------  ------------
           Risk-free interest rate                                                        6%             6%
           Expected life (in years)                                              1 - 2 years    1 - 2 years
           Expected volatility                                                          100%           100%

------------------------------------------------------------------------------  ==============  ============

           Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method described in SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:


--------------------------------------------------------------  --------------  --------------  ------------
                                                                    2000            1999           1998
--------------------------------------------------------------  --------------  --------------  ------------
           Net loss:
                As reported                                     $   (6,276,538) $   (5,547,956) $ (3,975,965)
                Pro forma                                           (6,427,288)     (5,780,956)   (3,977,965)
           Basic loss per share:
                As reported                                     $        (0.22) $        (0.28) $      (0.30)
                Pro forma                                                (0.22)          (0.29)        (0.30)
--------------------------------------------------------------  ==============  ==============  ============

17.    Recent accounting pronouncements:

       In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS No. 133"). SFAS No. 133
       establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133, as recently amended, is effective for fiscal years beginning after June 15, 2000. To date, the Company has not entered into derivative instruments. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position or results of operations.

actfit.com inc.
Notes to Consolidated Financial Statements (continued)
(Expressed in Canadian dollars)

Years ended December 31, 2000 and 1999

18.    Subsequent events:

       (a) Cease trade order:

           On May 25, 2001, as a result of not filing their annual financial statements on a timely basis, the Company received a cease trade order from the Ontario Securities Commission. The removal of the cease trade order is contingent upon the Company satisfying all requirements made by the Ontario Securities Commission.

       (b) Proposed technology acquisition:

           On June 26, 2001, the Company executed a letter of intent with Telum Inc. for the acquisition of the worldwide rights to Mediapage, a technology developed by Telum Inc. Telum Inc. is a Barbados based research and development company which develops software for the communications and broadband industries. Mark Vange, a director of the Company, is the majority shareholder of Telum Inc. In addition, the Company will be granted a right of first refusal, subordinated to a similar right held by a third party, to license any future Telum products and will receive 250,000 shares of Telum Inc.

           The proposed consideration will be comprised of the following: (i) U.S. $100,000 on closing; (ii) U.S. $10,000 per month for seven months following the execution of a definitive agreement; (iii) 1,000,000 common shares with a yet undetermined warrant entitlement;
           (iv) 1,000,000 common shares without warrants; (v) a continuing royalty of 5% of Mediapage related revenue commencing on July 26, 2002; and (vi) up to an additional 1,500,000 shares issuable at 500,000 for every U.S. $10 million of gross sales of Mediapage products.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual on its behalf.

                        ActFit.com Inc.




                        By: /s/ Robert Clapperton
                        -------------------------
                        Name:   Robert Clapperton
                        Title:  President and Chief Executive Officer

Dated: July 12, 2001