Form 20-F
period 2001-12-31
ACTFIT COM INC
filed 2002-07-16
CIK 1055364

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
                                    ---------

         ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001
                        Commission File Number 000-23785

                         Telum International Corporation
                         -------------------------------
                           (formerly ActFit.com Inc.)

               (Exact Name of Company as Specified in Its Charter)

                                 ONTARIO, CANADA
                 (Jurisdiction of Incorporation or Organization)

                   241 Hanlan Rd. Woodbridge, Ontario L4L 3R7
                     (Address of Principal Executive Office)

Securities  registered or to be registered  pursuant to Section12(b) of the Act:
None

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Number of outstanding shares of the issuer's common stock as of December 31, 2001: 36,541,597

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

                             Item 17 [X] Item 18 [ ]

                                TABLE OF CONTENTS
                                -----------------

SECTION                                                                   PAGE
-------                                                                   ----

                                     PART I
                                     ------

Item 1.  IDENTITY OF DIRECTORS, SENIOR MAMAGEMENT AND ADVISOR................3
Item 2.  OFFER STATISTICE AND EXPECTED TIMETABLE.............................3
Item 3.  KEY INFORMATION.....................................................3
A.       Selected Financial Data.............................................3
B.       Capitalization and Indebtedness.....................................5
C.       Reasons for the Offer and Use of Proceeds...........................5
D.       Risk Factors........................................................6
Item 4.  INFORMATION ON THE COMPANY.........................................19
A.       History and Development of the Company.............................19
B.       Business Overview..................................................22
C.       Organizational Structure...........................................28
D.       Property Plants and Equipment......................................29
Item 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.......................29
Item 6.  DIRECTORS, SENIOR MANAGEMENT & EMPLOYEES...........................31
A.       Directors and Senior Management....................................31
B.       Compensation.......................................................32
C.       Board Practices....................................................32
D.       Employees..........................................................34
E.       Share Ownership....................................................34
Item 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..................34
Item 8.  FINANCIAL INFORMATION..............................................35
Item 9.  THE OFFER AND LISTING..............................................35
Item 10.ADDITIONAL INFORMATION..............................................38
A.       Share Capital......................................................38
B.       Memorandum and Articles of Association.............................38
C.       Material Contracts.................................................42
D.       Exchange Controls..................................................43
E.       Taxation...........................................................43
F.       Dividends and Paying Agents........................................51
G.       Statement by Experts...............................................51
H.       Documents on Display...............................................51
Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES - MARKET RISK.............51
Item 12. DESCRIPTION OF SECURITITES OTHER THANDEBTSECURITIES................52

                                     PART II
                                     -------

Item 13. DEFAULT, DIVIDEND ARREARAGES ANDDILINQUENCIES......................55
Item 14  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
         HOLDERS AND THE USE OF PROCEEDS....................................55


                                    PART III
                                    --------

Item 17. FINANCIAL STATEMENTS...............................................56
Item 18. FINANCIAL STATEMENTS...............................................56
                                       2

                        Telum International Corporation.
                 Annual Report on Form 20-F for the Fiscal Year
                             Ended December 31, 2001

         This report on Form 20-F, including Item 1 ("Business") and Item 17 ("Financial Statements"), contains forward looking statements regarding future events or the future financial condition of Telum International Corporation (formerly ActFit.com Inc.) and its subsidiaries (the "Company") that involve certain risks and uncertainties discussed under "Risk Factors" below. Actual events or the actual future results of the Company may differ materially from any forward looking statement due to such risks and uncertainties.

                                     PART I
                                     ------

ITEM 1 - IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2 - OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.


ITEM 3.  KEY INFORMATION

A.  Selected Financial Data

The selected financial data set forth below should be read in conjunction with, and are qualified by reference to, our consolidated financial statements and notes thereto, and our "Operating and Financial Review and Prospects" included elsewhere in this annual report. The consolidated statement of operations data for the years ended 2001, 2000 and 1999, as set forth below, are derived from our consolidated audited financial statements and the notes thereto, and included elsewhere in this annual report. We have prepared our audited financial statements in accordance with accounting principles generally accepted in Canada, which differ in certain respects from generally accepted accounting principles in the United States. The differences between Canadian GAAP and US GAAP, as set out in Note 16 to the notes to the audited financial statements, have a material impact on the operating results of the Company. Under US GAAP, the operating loss increased by $88,798, $925,668 and $1,627,154 in the years ended December 31, 2001, 2000 and 1999, respectively resulting in operating losses of $2,019,574, $6,276,538 and $5,547,956 for the years ended December 31, 2001, 2000 and 1999, respectively under US GAAP.


                                              2001            2000             1999
                                          ------------    ------------    ------------
REVENUE                                   $     66,743    $    149,378    $    290,730
                                          ------------    ------------    ------------
EXPENSES

         General and administrative            692,579       1,525,606       2,199,907

         Corporate Development                  99,766       1,711,094         138,760

         Research and Development              282,114    $    262,135            --

         Sales and Marketing                   494,058         458,738       1,099,595

         Amortization                          194,616         164,540         177,634

         Interest                               41,478          28,220          70,602

         Product Cost                           60,148          14,785          12,694
                                          ------------    ------------    ------------

                                          $  1,864,759    $  4,165,118    $  3,699,192
                                          ------------    ------------    ------------


INCOME (LOSS) BEFORE UNDERNOTED ITEMS       (1,798,016)     (4,015,740)     (3,408,462)

Write-off of Deferred Development Costs           --              --           418,879

Write-off of Goodwill                     $    132,760            --            93,461

Write-off of Active Trainer                       --           999,990            --

Write-down of Fixed Assets                        --           335,140            --
                                          ------------    ------------    ------------
                                          $    132,760       1,335,130         512,340
                                          ------------    ------------    ------------

INCOME (LOSS) FOR THE YEAR                $ (1,930,776)   $ (5,350,870)   $ (3,920,802)


BASIC EARNINGS (LOSS) PER SHARE           $      (0.05)   $      (0.19)   $      (0.20)


AVERAGE SHARES OUTSTANDING                  36,504,986      28,606,483      19,668,993

EXCHANGE RATES OF THE CANADIAN DOLLAR

Financial information in this annual report is expressed in Canadian dollars, unless otherwise noted. References to "CDN$" or "$" are to Canadian dollars. The following table sets forth, for the periods indicated, the high and low exchange rates, the average of the month-end exchange rates and the period-end exchange rate of the Canadian dollar in exchange for the United States dollars, based upon the inverse of exchange rates reported by the Bank of Canada. On June 30, 2002 the noon buying rate was CDN$1.00 = U.S. $0.6754

FISCAL YEAR ENDED      AVERAGE           HIGH            LOW            CLOSE
-----------------      -------           ----            ---            -----
     12/31/01          0.6458          $0.6710         $0.6229          $0.6278

     12/31/00          0.6733          $0.6984         $0.6397          $0.6668



     12/31/99           0.6730          $0.6935         $0.6462         $0.6928

     12/31/98           0.6741           0.7060          0.6484         0.6522

     12/31/97           0.7223           0.7424          0.6991         0.6991

     12/31/96           0.7334           0.7557          0.7209         0.7297

     12/31/95           0.7285           0.7533          0.7009         0.7331

     12/31/94           0.7321           0.7591          0.7198         0.7198

     12/31/93           0.7751           0.8046          0.7439         0.7544

B.       Capitalization and Indebtedness

Not applicable.

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

         IF WE ARE UNSUCCESSFUL IN OUR ATTEMPTED PURCHASE OF MEDIAPAGE, OUR PRIMARY BUSINESS WILL BE NEGATIVELY IMPACTED.

The Company's primary business is the sale and distribution of an Internet based interactive broadcast technology that is marketed under the name Mediapage. The Company has licensed for resale, on a royalty free basis, the Mediapage technology from Mark Vange, who is a director of the Company. The current license term expires on October 25, 2002. Under the terms of the license agreement the Company has assumed the costs to continue to fund the ongoing development and operations of the Mediapage product and services. Under the terms of the license agreement, the Company and Mr. Mark Vange have agreed that they will negotiate an agreement in good faith, to sell the rights to the Mediapage technology to the Company for a combination of cash and shares of the Company. There is no assurance that the Company will be able to complete the purchase of the rights to Mediapage technology nor is there any assurance that the Company will be able to extend the current license agreement beyond October 25, 2002 if the technology purchase is not completed prior to October 25, 2002. If the purchase agreement is not completed the Company would not have a product to market and sustain its existence as a viable entity.

OUR SUCCESS DEPENDS ON OUR ONGOING RELATIONSHIP WITH EXTERNAL CONTRACTORS

Because the company relies on external contractors to perform critical work we are dependent on these continuing relationships. Given the company's fiscal position, some contractors have not been fully remunerated or remunerated on a timely basis in the past. There can be no assurance that these contractors will continue to be available to the company in the future or be available on acceptable terms.

COMPETITION

The Company will be facing competition, and in some cases this competition may come from companies who are better financed, better equipped, better staffed or already have relationships with customers. There can be no certainty that the Company can overcome such competition.

CHANGES IN TECHNOLOGY AND CUSTOMER PREFERENCES

Technologies change rapidly and there can be no assurance that the Company can keep up with such changes. In addition, as customer preferences or requirements change, there can be no assurance that we can continue to provide a product deemed desirable by potential customers.

RELIANCE ON THIRD PARTY TECHNOLOGY

Mediapage technology works in concert with, and in some cases relies on the existence of other technologies and products (e.g. Microsoft Windows). There can be no assurances that some current or future version of such third party software is either incompatible with, or undermines the proper functioning of Mediapage.

OUR LIMITED OPERATING HISTORY MAKES EVALUATING OUR BUSINESS DIFFICULT.

During June 2001 the Company began to shift its focus from the development of Marketing and Customer Relationship Management (CRM) online software applications for the health club industry towards the commercialization of Mediapage technology and service for a wider market. Accordingly, there is only a limited operating history to base an evaluation of the Company and its business prospects. Our business and prospects must be considered in light of the risks, uncertainties and expenses frequently encountered by companies in their early stages of development, particularly companies in new and rapidly evolving markets such as Internet based software applications. Our business strategy may not be successful and we may not successfully address those risks.

WE NEED ADDITIONAL CAPITAL CURRENTLY, AND IF WE ARE UNABLE TO SECURE ADDITIONAL FINANCING, WE WILL BE REQUIRED TO CURTAIL OUR OPERATIONS SIGNIFICANTLY, WHICH WOULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The Company is in need of additional capital currently in order to meet a large working capital deficiency and to fund future operations. If the funds are not received, the Company will not be able to continue as a public Company. Since we began our operations, we have been funded primarily through the sale of securities to investors in a series of private placements, sales of equity to and investments from strategic partners, gains from investments, option exercises and, to a limited extent, through cash flow from operations.

At this time, funds from operations are not sufficient to meet our anticipated financial requirements beyond 2002. As of June 30, 2002, we had no cash on hand and marketable securities. Based on current plans we believe that current cash balances and anticipated funds from operations will support operations into the third quarter 2002. However, the actual amount of funds that will be required until that time will be determined by many factors, some of which are beyond our control. As a result, we may need funds sooner or in greater amounts than currently anticipated.

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

WE ARE NOT PROFITABLE AND WE MAY NEVER BECOME PROFITABLE.

We have accumulated net losses of approximately $ 14.9 million for the year ended December 31, 2001. We have never achieved profitability and expect to continue to incur losses for the foreseeable future. We cannot assure you that we will earn profits or generate positive cash flows from operations in the future (see note 1 to our consolidated financial statements contained in section 17 of this Form 20-F).

OUR QUARTERLY RESULTS COULD FLUCTUATE, AND IF WE DO NOT MEET QUARTERLY FINANCIAL EXPECTATIONS OF SECURITIES ANALYSTS OR INVESTORS OUR STOCK PRICE COULD DECLINE.

Because of our limited operating history of providing services, and other factors, our quarterly revenue and operating results are difficult to predict. In addition, due to the emerging nature of the market for interactive communications services for websites, our quarterly revenue and operating results may fluctuate from quarter to quarter. In addition, a number of other factors could cause fluctuations in our operating results, including, but not limited to, the following:

- the growth rate of the market for interactive communications services for websites;
- technical  difficulties or system outages;
- the mix of services we offer;
-  our  ability  to  attract  and  retain   customers   and  maintain   customer
satisfaction;
- our partners' degree of success in distributing our services to end-users;
- the amount and timing of operating costs and capital expenditures relating to expansion of our business and network infrastructure;
- the announcement, introduction and market acceptance of new or enhanced services or products by us or our existing or potential competitors; and
- changes in our pricing policies or those of our existing or potential competitors.

If any of these factors impact our business in a particular period, our operating results may be below the expectations of securities analysts or investors, in which case the market price of our common stock would likely decline.

OUR CUSTOMERS DO NOT HAVE LONG-TERM OBLIGATIONS TO PURCHASE OUR SERVICES AND OUR REVENUE AND OPERATING RESULTS COULD DECLINE IF OUR CUSTOMERS DO NOT CONTINUE TO USE OUR SERVICES.

Our customers do not have long-term obligations to purchase services from us. Our customers may choose not to continue to use our services, and we may not obtain a sufficient number of additional customers to compensate for any customers we may lose. The failure of existing customers to continue to use our services or our failure to obtain additional customers would harm our business and operating results.

OUR BUSINESS AND OPERATING RESULTS MAY SUFFER IF WE FAIL TO ESTABLISH PARTNERSHIPS.

We must continue to establish and extend our partnerships. Establishing these partner relationships can take as long as several months or more. Our partners may choose to devote insufficient resources to marketing and supporting our services or they may choose to devote greater resources to marketing and supporting the products and services of other companies. If we fail to establish new partner relationships in a timely manner or if our partners do not successfully distribute our services, our ability to achieve market acceptance of our interactive communications services for websites will suffer and our business and operating results will be harmed.

OUR FUTURE SUCCESS DEPENDS ON THE BROAD MARKET ADOPTION AND ACCEPTANCE OF INTERACTIVE COMMUNICATIONS SERVICES FOR WEBSITES.

The market for interactive communications services for websites is relatively new and rapidly evolving. Market demand for communications services over the Web is unproven. If the market for interactive communications services does not grow at the rate we expect, our business and operating results will be harmed. Factors that might influence market acceptance of our services include the following, many of which are beyond our control:

- willingness of businesses and end-users to use interactive communications services for websites;
- the growth of the Web and commercial on-line services;
- the willingness of our partners to integrate interactive communications services for websites in their service offerings; and -the ongoing level of security and reliability for conducting business over the Web.

FAILURE TO SUCCESSFULLY DEVELOP AND INTRODUCE ENHANCED VERSIONS OF INTERACTIVE COMMUNICATIONS SERVICES FOR WEBSITES THAT MEET CHANGING CUSTOMER DEMANDS OR EVOLVING TECHNOLOGICAL STANDARDS WOULD HARM OUR BUSINESS.

We must successfully offer our customers a comprehensive, integrated solution in order for us to expand market acceptance of our interactive communications services for websites. Our industry is characterized by rapid technological change, frequent new product introductions and enhancements, changes in customer demands and evolving industry standards. Our existing services will be rendered obsolete if we fail to introduce new services or service enhancements that meet new customer demands, support new standards or are compatible with upgraded versions of software. In addition, the technological life cycle of our services is difficult to estimate.

As a result, our future success depends in large part on our ability to develop, in a timely manner, new or enhanced interactive communications services for websites and to provide new services that achieve rapid and broad market acceptance. We may fail, however, to identify new service opportunities successfully or to develop and bring new services to market in a timely manner. In addition, we may incur substantial costs in developing new or enhanced versions of our services. If we experience delays in completing development of, enhancements to, new or localized versions of, or cross-platform capabilities for, our services, our operating results would suffer. We also may need to develop and acquire new technologies or service applications to broaden our service offerings. We may be unable to develop or acquire marketable services on a timely basis, if at all. In addition, our service innovations may not achieve the market penetration or price stability necessary for profitability.

IF OUR SERVICES FAIL TO FUNCTION WHEN USED BY LARGE NUMBERS OF PARTICIPANTS, WE MAY LOSE CUSTOMERS AND OUR BUSINESS AND REPUTATION MAY BE HARMED.

Our strategy requires that our services be able to accommodate large numbers of users at any one time. We have limited experience in conducting large numbers of concurrent broadcasts. If our services do not perform adequately when used by large numbers of participants, we may lose customers, be unable to attract new customers and our operating results could suffer.

IF WE FAIL TO EXPAND OUR MARKETING ACTIVITIES, OR IF OUR BRANDING AND MARKETING EFFORTS ARE NOT SUCCESSFUL, OUR BUSINESS MAY BE HARMED.

We believe that continued expansion of our marketing and brand recognition efforts will be critical to achieve widespread acceptance of our interactive communications services for websites. If sufficient financing is obtained, we plan to increase our marketing expenditures to create and maintain brand recognition. Our marketing campaigns or branding efforts may not be successful or consumers may not find our marketing efforts compelling.. If our marketing efforts are not successful, our business and operating results will be harmed.

WE COULD INCUR SUBSTANTIAL COSTS RESULTING FROM CLAIMS RELATING TO USE OF OUR SERVICES.

Many of the business interactions supported by our services are critical to our customers' businesses. Any failure in a customer's business interaction or other communications activity caused or allegedly caused by our services could result in a claim for substantial damages against us, regardless of our responsibility for the failure.

IF OUR SYSTEM SECURITY IS BREACHED, OUR BUSINESS AND REPUTATION COULD BE HARMED.

A fundamental requirement for on-line communications, transactions and support is the secure transmission of confidential information over public networks. Third parties may attempt to breach our security or that of our customers. Our customers and end-users may use our services to share proprietary information, the security of which is critical to their business. We may be liable to our customers for any breach in such security and any breach could harm our business and our reputation. In addition, computers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays or loss of data. We may be required to expend significant capital and other resources to further protect against security breaches or to rectify problems caused by any breach.

OUR BUSINESS COULD BE HARMED IF OUR SERVICES FAIL TO PERFORM PROPERLY DUE TO UNDETECTED ERRORS OR SIMILAR PROBLEMS WITH OUR UNDERLYING SOFTWARE.


Complex software, such as the software underlying our services, often contains undetected errors. Although we conduct testing during development, we may be forced to delay commercial release of our services until problems are corrected and, in some cases, may need to provide enhancements to correct errors that we do not detect until after deployment of our services. If we do detect an error in our software before we introduce new versions of our services, we might have to limit our services for an extended period of time while we address the problem. In addition, problems with the software underlying our services could result in:

- damage to our reputation;
- damage to our efforts to build brand awareness;
- loss of or delay in revenue;
- delays in or loss of market acceptance of our services; and
- unexpected expenses and diversion of resources to remedy errors.

IF OUR SERVICES DO NOT WORK WITH THE MANY HARDWARE AND SOFTWARE PLATFORMS USED BY OUR CUSTOMERS AND END-USERS, OUR BUSINESS MAY BE HARMED.

We serve customers and end-users who that use a wide variety of constantly changing hardware and software applications and networking platforms. If our services are unable to support these platforms, they may fail to gain broad market acceptance, which would cause our operating results to suffer. Our success depends on our ability to deliver our services to multiple platforms and existing, or legacy, systems and to modify our services and underlying technology as new versions of applications are introduced. In addition, the success of our services depends on our ability to anticipate and support new standards, especially web standards.

WE MAY NEED TO LICENSE THIRD-PARTY TECHNOLOGIES, TOOLS AND APPLICATIONS AND MAY BE UNABLE TO DO SO.

Third-party technologies that we may utilize in the future may not continue to be available to us on commercially reasonable terms or at all. In addition, we may fail to successfully integrate any licensed technology into our services. Third-party licenses and our use of third-party application programming interfaces, known as APIs, expose us to increased risks, including the potential diversion of our resources from the development of our own proprietary technology and our potential inability to generate sufficient revenue from new technology to offset associated acquisition and maintenance costs. Our inability to obtain any of these licenses could delay service development until equivalent technology can be identified, licensed and integrated. This in turn could harm our business and operating results.

IF WE DO NOT SUCCESSFULLY ADDRESS THE RISKS INHERENT IN THE EXPANSION OF OUR INTERNATIONAL OPERATIONS, OUR BUSINESS COULD SUFFER.

We intend to expand further into international markets. If our revenue from international operations does not exceed the expense of establishing and maintaining these operations, our business could suffer. We have limited experience in international operations and may not be able to compete effectively in international markets. Some risks we face in conducting business internationally include:

- difficulties and costs of staffing and managing international operations; - difficulties in expanding our network overseas; - political and economic instability; - changes in currency exchange rates or controls; and - longer sales cycles.

IF WE LOSE THE SERVICES OF ANY OF OUR SENIOR MANAGEMENT OR OTHER KEY PERSONNEL, OUR BUSINESS WOUL IRREPAIRABLY HARM OF BUSINESS.


Our success will depend on the skills, experience and performance of our senior management, engineering, sales, marketing and other key personnel, many of whom have worked together for only a short period of time. We do not have long-term employment agreements with or life insurance policies on any of our key employees. The loss of the services of any of our senior management or other key personnel would harm our business.

WE MUST ATTRACT, INTEGRATE AND RETAIN QUALIFIED PERSONNEL

Our future success will depend on our ability to attract, train, retain and motivate highly skilled engineering, technical, managerial, sales and marketing and customer support personnel. Competition for these personnel is intense. Our inability to hire, integrate and retain qualified personnel in sufficient numbers could reduce the quality of our services. If we fail to retain and recruit necessary sales, marketing or other personnel, our ability to develop new services and to provide a high level of customer service, and consequently our business, could suffer. In addition, if we hire employees from our competitors, these competitors may claim that we have engaged in unfair hiring practices. We could incur substantial costs in defending ourselves against any of these claims, regardless of their merits.

INTERRUPTIONS IN EITHER OUR INTERNAL OR OUTSOURCED COMPUTER AND COMMUNICATIONS SYSTEMS COULD REDUCE OUR ABILITY TO PROVIDE OUR SERVICES AND COULD HARM OUR BUSINESS AND REPUTATION.

The success of our interactive communications services for websites depends on the efficient and uninterrupted operation of our internal and outsourced computer and communications hardware and software systems. In this regard, our communications hardware and software are hosted at third-party co-location facilities. These systems and operations are vulnerable to damage or interruption from human error, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar events. We have no formal disaster recovery plan in the event of damage to or interruption of our internal or outsourced systems,. Any system failure that causes an interruption in our interactive communications services for websites or a decrease in their performance could harm our relationships with our customers and partners.

DUE TO THE WEB-BASED NATURE OF OUR SERVICES, WE MIGHT HAVE LIABILITY FOR WEB CONTENT.


Due to the web-based nature of our services, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials transmitted via the Internet. Any imposition of liability could harm our reputation and our business and operating results, or could result in the imposition of criminal penalties.

THE SUCCESS OF MEDIAPAGE DEPENDS UPON THE PROTECTION OF ITS PATENT RIGHTS.
                                                                         --

Mediapage's success and ability to compete depend to a significant degree upon the protection of its underlying software and our proprietary technology rights. We regard the protection of patent able inventions as important to Mediapage's future opportunities. Mediapage currently has four patent applications pending in the United States and we may seek additional patents in the future. However, it is possible that:

o any patents acquired by or issued to us may not be broad enough to protect us;
o any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;
o current and future competitors may independently develop similar technology, duplicate our services or design around any of our patents;
o Mediapage's pending patent applications may not result in the issuance of patents; and o effective patent protection may not be available in every country in which we do business.

WE ALSO RELY UPON TRADEMARKS, COPYRIGHTS AND TRADE SECRETS TO PROTECT OUR PROPRIETARY RIGHTS, WHICH MAY NOT BE SUFFICIENT TO PROTECT OUR INTELLECTUAL PROPERTY.

We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our technology. However, despite any precautions that we have taken:

o third parties may infringe or misappropriate our copyrights, trademarks and similar proprietary rights;
o laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or to deter others from developing similar technologies;
o effective trademark, copyright and trade secret protection may be unavailable or limited in foreign countries;
o other companies may claim common law trademark rights based upon state or foreign laws that precede the federal registration of our marks; and
o policing unauthorized use of our services and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.
o reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business.

WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS THAT COULD BE COSTLY TO DEFEND AND RESULT IN OUR LOSS OF SIGNIFICANT RIGHTS.

We may be subject to legal proceedings and claims, including claims of alleged infringement of the trademarks and other intellectual property rights of third parties. Although we have not received notice of any alleged infringement, our services may infringe issued patents that may relate to our services. In addition, because the contents of patent applications in the United States are not publicly disclosed until the patent is issued, we may be unaware of filed patent applications relating to our services. Intellectual property litigation is expensive and time-consuming and could divert management's attention away from running our business. This litigation could also require us to develop non-infringing technology or enter into royalty or license agreements. These royalty or license agreements, if required, may not be available on acceptable terms, if at all, in the event of a successful claim of infringement. Our failure or inability to develop non-infringing technology or license proprietary rights on a timely basis would harm our business.

WE MAY ENGAGE IN FUTURE ACQUISITIONS OR INVESTMENTS THAT COULD DILUTE THE OWNERSHIP OF OUR EXISTING STOCKHOLDERS, CAUSE US TO INCUR SIGNIFICANT EXPENSES OR HARM OUR OPERATING RESULTS.

To finance any acquisitions, it may be necessary for us to raise additional funds through public or private financings. Additional funds may not be available on terms that are favorable to us and, in the case of equity financings, may result in dilution to our stockholders. We may be unable to complete any acquisitions or investments on commercially reasonable terms, if at all. Even if completed, we may be unable to operate any acquired businesses profitably or otherwise implement our growth strategy successfully. If we are unable to integrate any newly acquired entities or technologies effectively, our operating results could suffer. Future acquisitions by us could also result in large and immediate write-offs, incurrence of debt and contingent liabilities, or amortization of expenses related to goodwill and other intangibles, any of which could harm our operating results.

INDUSTRY RISKS

WE MUST COMPETE SUCCESSFULLY IN THE INTERACTIVE COMMUNICATIONS SERVICES MARKET.

The market for interactive communications services is intensely competitive, subject to rapid change and is significantly affected by new product and service introductions and other market activities of industry participants. Although we do not currently compete against any one entity with respect to all aspects of our services, we do compete with various companies in regards to specific elements of our interactive communications solution. For example, we compete with providers of traditional communications technologies such as teleconferencing and videoconferencing as well as applications software and tools companies, such as Centra Software, Contigo Software, Lotus (SameTime), Microsoft (NetMeeting) and Placeware. We also face potential competition from a variety of enterprise software vendors, such as Microsoft, and from a variety of providers of infrastructure services for websites, such as Akamai, Inktomi, Infospace and Critical Path, any of which could choose to extend their products and services to include interactive communications.

Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and other resources and greater name recognition than we do. Our current and future competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. In addition, current and potential competitors have established, and may in the future establish, cooperative relationships with third parties and with each other to increase the availability of their products and services to the marketplace. Competitive pressures could reduce our market share or require us to reduce the price of our services, either of which could harm our business and operating results.

OUR SUCCESS DEPENDS ON THE CONTINUED GROWTH OF WEB USAGE AND THE CONTINUED RELIABILITY OF THE INTERNET.

Because our services are designed to work over the Web, our revenue growth depends on the continued development and maintenance of the Internet infrastructure. This continued development of the Web would include maintenance of a reliable network with the necessary speed, data capacity and security, as well as timely development of complementary products and services, including high-speed modems, for providing reliable Internet access and services. Because global commerce on the Web and the on-line exchange of information is new and evolving, we cannot predict whether the Web will continue to be a viable commercial marketplace over the long term. The success of our business will rely on the continued improvement of the Web as a convenient means of customer interaction and commerce, as well as an efficient medium for the delivery and distribution of information by businesses to their employees.

GOVERNMENTAL REGULATION AND LEGAL UNCERTAINTIES COULD IMPAIR THE EASE OUR COST OF DOING BUSINESS.

The laws and regulations that govern our business change rapidly. The United States government and the governments of other states and foreign countries have attempted to regulate activities involving the Web and the distribution of computer software over the Internet. Although there are currently few laws and regulations directly applicable to the Web and the use of the Web as a commercial medium, a number of laws have been proposed involving the Web. These proposed laws include laws addressing user privacy, pricing, content, copyrights, distribution, antitrust and characteristics and quality of products and services. Moreover, the applicability to the Web of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Evolving areas of law that are relevant to our business include privacy law, proposed encryption laws, telecommunications law and regulations, content regulations and sales and use tax laws and regulations. Because of this rapidly evolving and uncertain regulatory environment, we cannot predict how these laws and regulations might affect our business. Any new laws and regulations could harm us by subjecting us to liability or forcing us to change how we do business. For example, in 1996, Congress passed the Telecommunications Act, which prohibits certain types of information and content from being transmitted over the Web. The prohibition's scope and the liability associated with its violation are currently unsettled and might be interpreted to cover our activities. In addition, regulatory treatment of web-based voice communications outside the United States varies from country to country. For example, access to voice-over IP services, which we currently offer as part of our integrated service offering, may be blocked in some countries in Asia and the Middle East by government-controlled telecommunication companies. This action and other similar actions may adversely affect our ability to offer services in these and other countries.

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

THE VOLATILITY OF THE STOCK MARKETS AND OUR SHARE PRICE COULD ADVERSELY AFFECT OUR SHAREHOLDERS.

The market prices for securities of Internet-related and technology companies have been highly volatile, especially recently. These companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to their operating performance. Broad market and industry factors may materially and adversely affect the market price of our common shares, regardless of our operating performance. The trading price of our common shares on the NASD OTC Bulletin Board and previously on the Canadian Venture Exchange (CDNX) has fluctuated significantly in the past and could be subject to wide fluctuations in the future.

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

OUR COMPANY HAS BEEN ISSUED A TEMPORARY CEASE TRADE ORDER FOR NOT FILING OUR ANNUAL FINANCIAL REPORT BY MAY 21, 2002

A temporary cease trade order has been issued by the Ontario Securities Commission as a result of the late filing of our annual financial report. As a result of the cease trade order, trading was halted on the Canadian Venture Exchange. The financial report is anticipated to be filed by July 15, 2002 and it is expected the cease trade order will be lifted.

ITEM 4.  INFORMATION ON THE COMPANY

A.       History and Development of the Company

The Company was incorporated under the Business Corporations Act (Ontario) on April 20, 1964 under the name Benvan Mines Limited. The Company underwent a number of name changes between 1964 and 1987. The principal business office is located at 241 Hanlon Rd. Woodbridge, Ontario L4L 3R7 and it phone number is 905-265-7794.

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

Prior to the December acquisition of ClubSite management worked closely with ActFit on a number of strategic initiatives including a purchasing network for health clubs, a sport specific training CD and online application and the promotion of the Active Trainer/Body of Knowledge CD-ROM to the health club market. Given the state of the equity markets in relation to technology companies during the month of December 2000, management decided not to pursue the raising of sufficient capital to launch and develop the three initiatives

By the last quarter of fiscal year 2000, management determined long term growth and profitability would not be possible under the sport portal business model and through the acquisition of ClubSite Internet Network Inc. shifted the focus of the business to the development and distribution of Internet based CRM and marketing software for the health and fitness club industry. In December of 2000 the ActFit sport and fitness portal was shut down.

MAJOR DEVELOPMENTS

In May 2001, Richard Hue resigned as CEO, Chairman and director of the Company. In May 2001, Mark Vange was appointed director of the Company. In May 2001, Robert Clapperton was appointed CEO of the Company. In July 2001 Peter Melhado joined the Board of Directors. In November 2001 Howard Weingrow joined the Board of Directors. Both Mr. Melhado and Mr. Weingrow resigned from the Board in March and April 2002 respectively due to a lack of Directors liability insurance.

On December 28, 2000, the Company acquired all of the outstanding shares of Clubsite Internet Network Inc. ("Clubsite"), a privately held company incorporated in Ontario in the business of providing template-based websites to the fitness club industry. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately
$244,000 was satisfied by the issuance of 2,000,000 common shares of the Company. In addition, the Company has committed to the issuance of a further 2,000,000 common shares in increments of 500,000 contingent upon the Company meeting cumulative consolidated revenue targets of $2,000,000, $5,000,000,
$10,000,000 and $20,000,000 over the next five years. The contingent considerations will be recorded as additional purchase price upon the achievement of the contingent events. Shares issued in the connection with the contingent consideration will be valued at the market rate when issuable. In addition, the Company incurred $17,000 in costs related to the acquisition. As the Company assumed no identifiable assets or liabilities, the entire purchase price has been allocated to goodwill and is being amortized over two years. Goodwill is comprised of workforce and non-contractual customer relationships. Amortization expense of $130,282 and nil has been recorded in the years ended December 31, 2001 and 2000, respectively.

During the fourth quarter of 2001, the Company performed a review of the carrying value of its goodwill related to the acquisition of Clubsite. During the course of the review, the Company considered the future value of the goodwill and non-contractual relationships in light of the shift in the focus of the Company's business and the potential future cash flows from the non-contractual customer relationships. As a result of the Company's review, the Company determined that the carrying value of the goodwill was not recoverable and, accordingly, the Company recorded, in the fourth quarter of 2001, a $130,302 write-down of goodwill. As the Clubsite business has been wound down, the Company does not expect to make any additional payments under the terms of the contingent consideration described above.

On June 26, 2001, the Company executed a letter of intent with Telum Inc. for the acquisition of the worldwide rights to Mediapage, a technology developed by Telum Inc. Telum Inc. is a Barbados based research and development company that develops software for the communications and broadband industries and is not related to the Company. Due to a lack of cash on the part of the Company the acquisition has been delayed. In the interim the Company has licensed for resale, on a royalty free basis, the Mediapage technology from Mark Vange (to whom ownership of the technology was transfrerred in October 2001), who is a director of the Company. The current license term expires on October 25, 2002. Under the terms of the license agreement the Company has assumed the costs to continue to fund the ongoing development and operations of the Mediapage product and services. Under the terms of the license agreement, the Company and Mr. Mark Vange have agreed that they will negotiate an agreement in good faith, to sell the rights to the Mediapage technology to the Company for a combination of cash and shares of the Company

In March 2001, the Company voluntarily de-listed from the CDNX exchange due to an inability to meet the cash requirements for active trading.

The Company has a working capital deficiency of $2,404,260, a shareholders' deficiency of $2,378,023 and has incurred significant losses in recent years. The Company has instituted cost preservation measures until further financing can be arranged. These cost preservation measures include, among other things, non-remittance of payroll withholding taxes, suspension of employee benefits from March 2001, cessation of business and directors' liability insurance and the non-payment of creditors. The Company failed to file its 2001 audited financial statements with the regulatory authorities on a timely basis which, on May 22, 2002, resulted in a cease trade order being issued by the Ontario Securities Commission.

During 2001, the Company has raised additional funds through the issuance of shares and debt from various individuals in the aggregate amount of $903,903 in order to continue operations.

Continued operations depend upon the Company's ability to generate revenues and attain profitable operations and obtain sufficient cash from external financing to meet the Company's past due liabilities and future liabilities as they become due. The Company is presently seeking additional financing to fund future operations and to reduce it existing working capital deficiency. There can be no assurance that the Company will be successful in obtaining additional financing and that these and other strategies will be sufficient to permit the Company to continue as a going concern.

Should the Company be unable to become profitable and secure additional financing, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

PRINCIPAL CAPITAL EXPENDITURES AND DIVESTITURES

The Company made no investments during the period.

B.        BUSINESS OVERVIEW

Upon the completion of the Mediapage acquisition the Company anticipates further developing and exploiting the proprietary desktop broadcasting application. Mediapage Technology combines proprietary voice technology with a unique patent pending interface to create a multi-user interactive Web broadcasting ("Webcast") platform that enables group communication with live audio interaction over the Internet. Users can generate Web pages that stream audio and/or video along with synchronized images and sounds, animation and Web page links to their audience. Users can also control real-time audience participation.

Mediapage Technology integrates interactive Web broadcasting into any Website. It provides online businesses the opportunity to increase their revenues and broaden their reach to the Internet community by supplying an end to end solution to easily create presentations or programming content and communicate with audiences. If the Mediapage acquisition does not close the Company would suffer a major setback and would have to restate its revenue projections and operating budget.

The Product: Mediapage Software

Mediapage software is an Internet based interactive broadcasting application. Mediapage allows the user to create live online broadcasts for audiences of all sizes complete with streaming video, audio interaction with audience members and a wide range of multimedia content.

Technology Differentiators

The following are the key differentiating aspects of Mediapage software:

1. The Mediapage patent pending audio mixing technology reduces voice quality degradation due to bandwidth limitations allowing high quality voice interactions between host and viewer that can be broadcast to an unlimited audience.

2. Mediapage software contains an imbedded technology that allows for the limitations of each audience member's local connection. This allows a viewer with a connection as limited as 28.8 Kbps.

3. Mediapage software is infinitely scalable due to the fact that it leverages commercially available infrastructure.

4. The Mediapage content management technology allows for the creation of contextual content during a live broadcast. Mediapage allows the host to display content related to topics or questions raised by an audience member or interviewee.

Mediapage Technology is an interactive communication tool that allows the host/user to speak directly with the audience and have the audience speak directly with the host/user. Mediapage can be used to create training seminars, institutional education programs and live marketing events.

Mediapage eliminates the need for telephone conferencing or video conferencing systems and replaces them with a managed system that can incorporate question filtering and caller moderation, making possible interactive presentations with large audiences. Mediapage includes a full range of voice and text chat tools for both caller management and in-show chat.

Mediapage uses servers hosted at a secure data center, to manage, broadcast and control all of the presentations using the system. Each customer has access to secure account management, customization and billing information, and has complete control over all of their own saved programming. Content security, including 128-bit keys securing each customer's content completes the service offering.

Economic Model

The Internet is primarily a huge network of computers that provides an infrastructure for communications and information delivery. Mediapage provides the technology to use that infrastructure in an effective way. The Company bills as traditional telecommunication companies do. Mediapage Technology tracks and records each customer's usage of the system, and bills based on the number of viewing minutes generated. Revenue is generated based on billing for bandwidth costs plus a premium for the service, training, content creation help and licensing billed on usage or by subscription.

As part of the Mediapage Technology system a proprietary billing engine tracks the usage of the system by monitoring the number of viewers, and how long each viewer watches. For example, if one hundred people watch a presentation for 10 minutes 15 seconds each, the presenter will be billed for 1025 minutes. The Company charges the presenter a variable cents per minute per viewer fee depending on their total volume of usage, audience size and service plan (if any), or uses a pre-paid flat usage fee. Casual users broadcasting to small audiences are billed higher per minute charges than frequent users broadcasting to large audiences.

Sales and Communication Strategy

Positioning Strategy

The Company will attempt to position Mediapage as the first generation interactive broadcasting solution with the objective of establishing Mediapage as the technology/service standard. Mediapage will be branded as the next evolutionary step of webcasting and tele-conferencing.

Sales Strategy

Mediapage is sold through three channels:

1.       Direct sales through internal staff and selected sales agents.

2. Direct online sales. The Mediapage website is being designed to allow prospective subscription customers of all sizes to enroll as a client without any direct contact with Telum sales staff. The Company's sales staff will contact the appropriate clients to offer value added services such as production and design work as well as consulting services.

3. The Company is in the process of partnering with selected resellers in order to broaden its market reach. These resellers are categorized into horizontal resellers covering a range of markets and vertical resellers specializing in one market. The Company has signed a reseller agreement with Hewlett Packard as its first vertical reseller.

Customer Analysis

Enterprise Customers:

A Mediapage Enterpriser customer can be defined as an individual or organization with the need to reduce the overall expense of communication both internally and with customers. Competitive telephony (conference call) based offerings have made tremendous inroads into organizations as a method of reducing travel costs. By combining a conference call with an Internet presentation organizations are able to reduce the direct and indirect expense of travel. Mediapage offers the same ability to reduce travel expense while reducing the expense of the Internet meeting by removing the need for conference call architecture.

Next to the cost reduction aspect of Mediapage through its ability to allow voice communication between host and audience without the need for a conference call, the most important differentiator of Mediapage is scalability. Enterprise customers are able to communicate directly with customers. While conference call based systems are limited in scale and are thus only used for internal communication, Mediapage presentations are unlimited in scale and can be used in marketing and customer support applications.

A third important differentiator of Mediapage for Enterprise customers is its ability to archive meetings and presentations in real time. With conference call based applications archiving is an expensive and time-consuming endeavor. Mediapage allows organizations to develop a library of past training sessions; customers service seminars etc. with no extra production costs.

Competitive Analysis

During the design process of Mediapage a concerted effort was made to define key elements that were missing or could be improved in current webcasting and conferencing solutions. Six key areas were identified by carefully examining deployed solutions. These areas were particularly targeted in the design, implementation and deployment of Mediapage.

Availability and ease of access

Many of the current solutions use proprietary players or require custom hardware to watch or participate in presentations. Given the reluctance of users to install software, and the cost of custom hardware, a decision was made to use a player already in wide circulation and to avoid any reliance on special hardware or connectivity. Mediapage does not use a custom plug-in, or special hardware, but instead uses Microsoft's Windows Media Player to decode audio and video and content will display on most PCs or Macintosh computers available today without additional downloads. This further allows customer's current on-line content to be seamlessly and inexpensively integrated into Mediapage.

Attention was also paid to the creation of content, which does require a software download but does not require any specific hardware, Internet connection or special expertise. The service itself is a fully automated ASP offering (whether provided by the Company or by a third party licensee) that allows presenters to configure, schedule and broadcast their programming without any intervention by the service provider or customer installed special equipment, and is available 24X7 for broadcasting or viewing.

Broadcasts are viewed by clicking on a web link that can be placed on any website. This link automatically connects the audience to the correct show at an appropriate bandwidth.

Manageability of the service

Because Mediapage is offered as a hosted, web-based solution, the service has been designed to minimize intervention by the Company's staff. All services are automated and accessible using a web-browser. The server architecture, designed with redundancy and automation in mind, rarely requires intervention, with all bandwidth provisioning, scheduling and broadcasting services automated and controlled by the customer. Mediapage offers a full set of administrative solutions for controlling content access, customer accounts, usage tracking and billing, and security. The entire administrative package is web accessible and incorporates several levels of security that are dependent on the sensitivity of the content.

Service providers can control allowable content, size of audiences, allowable bandwidth used in a broadcast and customer access. Each customer has the ability to administer their own individual account, fine tuning the platform to fit it within their own requirements, and managing their own usage and costs. Because Mediapage provides access by `zones' companies can have a single administrator oversee all zones' presenters and content, thus providing a clearinghouse for all broadcasts.

Billing and usage tracking is available to the customer in real-time, and Mediapage can provide detailed usage reports on any broadcast or on-demand content. Broadcasters can see the exact response each broadcast receives in an easy to read graphical form, and have access to detailed numerical data and statistical analysis.

Secure web access allows customers to manage all of their content on the system. All broadcasts are archived, and immediately available for on-demand viewing once the live broadcast is complete.

Scalability

Mediapage Technology is designed to support audiences ranging from two people to tens of thousands of people and incorporates a range of audience management tools to make the audience experience engaging and interactive, while at the same time providing the broadcast presenter with controllable, manageable audience participation. The server architecture is designed to automatically balance audience load across multiple servers, and allows rapid scaling to support larger audiences using automated server tools transparent to the user.

Mediapage provides multiple methods for managing audience member's questions including moderator software that allows pre-interviewing and prioritization, presenter controlled question lists and question auditing / sorting tools. Multiple participant feedback options include text messaging, text chat, polling and presenter initiated voice chat make Mediapage the most flexible IP communication platform available.

The presenter's task is further simplified by the ability to distribute various tasks across multiple computers in multiple locations. All of the software can be run on a single computer, or tasks can be distributed depending on the complexity of the presentation, size of the audience and the presenter's preferences. For example content can be loaded, sorted and used either from the presenter's computer, or from a PC running the a remote Library client.

The servers themselves support between three and five thousand concurrent users per machine and automatically distribute the load of any single presentation across multiple machines to provide a high level of redundancy, and mass-broadcasting capacity. Scores of presentations can be broadcast simultaneously from each server, with thousands of concurrent users. The Mediapage platform can easily support many concurrent shows, each broadcasting to large audiences, with no degradation of quality. For peak traffic periods or special events, servers can be added without interrupting the service, immediately increasing available capacity.

The Company's decision to base the platform on Microsoft's Media Server offering makes it possible to leverage commercial streaming infrastructure for very large shows. Various suppliers such as AT&T have Streaming servers available for use and directly leverage able from the Mediapage platform.

Customization and Integration

With Internet based communication playing an increasingly integral role in corporate communication strategies, ease of integration and branding becomes a critical factor in the deployment of any solution. Mediapage is designed to be easy to customize. Web designers can customize the Mediapage presentation screen. Show-launching links can be embedded in any website. The software incorporates industry standard, firewall friendly, components to minimize the need to involve the customer's IT resources to broadcast or participate in an event.

Bandwidth Management

As an ASP service designed to deliver content across the Internet, Mediapage must be able to deliver content to a variety of Internet connection speeds. By using multiple bit rate video, pre-caching content, and constantly monitoring the presenter's and audience connections to the broadcast servers, Mediapage strives to provide a consistently good connection and quality presentation.

A Mediapage presentation can be broadcast at multiple bandwidths with the appropriate bandwidth transparently determined to best match the connectivity of each audience member. During live voice connection with an audience member, the show bandwidth is throttled down to preserve the quality of the live connection, and content delivery is accelerated. This secures available bandwidth to reduce lag and latency in the live channel. Smooth broadcast reception is strived for during regular viewing, when, prior to displaying, content is preloaded into the audience member's cache, according to their available bandwidth

Mediapage Costs of Service

Mediapage is offered as an ASP service with Telum International providing infrastructure and bandwidth. Costs of delivery are directly related to capacity and scale linearly.

The peak number of concurrent viewers of a broadcast, which sets the peak bandwidth consumption level and determines our bandwidth cost, determines Mediapage variable costs. This costs increases linearly at less than one to one with industry standard discounting for bandwidth for heavy users (i.e. the first megabit costs approximately $1100.00 USD, the hundredth $800.00 USD).

Bandwidth Models: ISP / Data centers charge for bandwidth either by monitoring the exact amount of data transferred, or by monitoring the peak throughput used.

The `Data transferred' billing model charges $5.00-$7.00 per GB transferred for all traffic. A GB of data transferred equals approximately 2700 user minutes served, or a cost of between $0.11-0.15 per user per hour for bandwidth.

The `Peak throughput' model depends on peak bandwidth usage as determined by eliminating the peak 5% of usage, while revenue depends on user minutes generated overall. For example, in the attached charts we have a peak load of 60 megabits and a billed bandwidth level of 7.5 megabits. Traffic that falls under the billed level does not increase our bandwidth cost, but does increase our revenue. The exact level of usage is impossible to predict, but can be modeled as in the attached charts.

Both ISP billing models yield very similar per user minute costs around US $0.002 per user per minute variable cost.

Mediapage Bandwidth Usage

Mediapage bandwidth usage patterns for a 24-hour period, reported using five minute sampling, with 288 samples per day. Peak usage is 60 megabits, 95th percentile is 7.5 megabits. Traffic assumes one large broadcast, several smaller conferences and a low level of on-demand traffic.

RESEARCH AND DEVELOPMENT

We believe that Mediapage software provides a competitive advantage, and that our future success depends, in part, on our ability to continue developing and enhancing that software. Our research and development efforts have focused on the Mediapage Platform and our other proprietary software. Ongoing Research and Development efforts are aimed at; enhancing the features and functionality of existing software; enhancing usability by improving user interfaces and access points; updating our software and any third party technology incorporated into the software to work with new browsers and operating systems, such as Microsoft XP; rebuilding networking components to simplify integration with firewalls and networks; and the integration of the Mediapage Platform with elements of the SmartClub Solution. Productization involves the development of 'generic' applications and interfaces to reduce the time and costs for client implementations and deployment of our solutions.


Research and development expenditures were $282,114 for the year ended December 31, 2001, including the salaries and related expenses of our personnel engaged in research and development. Research and development activities in 2001 included; enhancements to version 3.5 of the Mediapage Platform, completion of Version 4.0 of the Mediapage Platform, construction of the Mediapage portal website, and an e-commerce engine.

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

         Name of Subsidiary                     Country of Incorporation
         ------------------                     ------------------------

         ActiveFitness Communications Inc               Canada

         ClubSite Internet Network Inc                  Canada
         Telum International Inc                        Canada
         Verism Inc.                                    Canada

D.       PROPERTY, PLANTS AND EQUIPMENT

In March 2001 the Company relocated to 124 Merton Street, Suite 503, Toronto Ontario, M4S 2Z2. The new office is approximately 1600 square feet and is leased until September 2001 for approximately $36,000 per year with an option for a twelve month extension. In December 2001 the Company moved operations to 241
Hanlon Road, Woodbridge Ontario L4L 3R7. The new space is approximately 6,000 square feet and is sub-leased until June 2004 with an annual rental rate of approximately $60,000. Management believes this space will be adequate for the projected growth of the Company during this period.

ITEM 5 - OPERATING AND FINANCIAL REVIEW AND PROSPECTS

RESULTS OF OPERATIONS
Comparison of Years Ended December 31, 2001 and December 31, 2000

Revenue: Revenue is comprised of Mediapage service sales revenue, graphic design and website services. Revenue for the period was $66,743, a 55% decrease from 2000 revenue of $149,378. 2001 revenue was derived from Mediapage service sales and graphic design while 2000 revenue was derived from CD-ROM and graphic design sales. This decrease is attributable to a shift in the focus of the business towards the commercialization of Mediapage services. Mediapage services were not brought to market until September 2001.

General and Administrative Expense: General and administrative expense for the period was $692,579 a reduction of 55% of the 2000 expense of $1,525,606. This reduction is attributable to a reduction in the company's workforce and other cost cutting measures taken by management including a move to a lower cost facility.

Corporate Development Expense: Corporate development expense for the period was $99,766 a decrease of $1,611,328 over 2000 corporate development expenses of $1,711,094. This decrease is attributable to the elimination of investor relations consultants primarily CUNE Management and RT Management. The reduction is also due to a reduction of stock based compensation recorded on options issued to consultants from $912,083 in 2000 to $39,250 on 2001.

Research and Development Expense: Research and development expense was $282,114 for 2001 compared to $262,135 for 2000. The expense in 2001 primarily relates to the amount spent on the advancement of the Mediapage technology while the 2000 expense relates to the development of the SmartClub software which the Company is no longer pursuing.

Sales and Marketing: Sales and marketing expenses for the period were $494,058 an increase of 8% over 2000 sales and marketing expense of $458,738. Sales and marketing expense for 2001 primarily represents the amount spent on the commercialization of Mediapage services while 2000 sales and marketing expense represents the amount spent on marketing the CD-ROM products the Company no longer markets.

Amortization: Amortization expense for the period was $194,616 compared to $164,540 for 2000. Amortization expense in 2001 primarily relates to the amortization of goodwill resulting from the 2000 acquisition of Clubsite.

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

LIQUIDITY AND CAPITAL RESOURCES

Funding to Date. We have been funded to date primarily through a series of private placements of equity. Please see Note 7 of the attached Financial Statements.

Present Status. We have not earned profits to date and, at December 31, 2001 we had an accumulated deficit of $14,856,742. We have generated negative cash flow from operations since inception and we have expended and expect to continue to expend substantial funds to continue to develop technology, and expand other areas of our business including the acquisition of, or strategic investments in, complementary products, businesses or technologies. As a result, we expect to incur losses for the foreseeable future and there can be no assurance that we will ever achieve profitability. Operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control.

As of June 30, 2002, we had no cash on hand. At this time, funds from operations will not be sufficient to meet our anticipated financial requirements beyond the third quarter of 2002. Before the issuance of the Cease Trade Order, the Company was in the process of securing a private placement from investors in the amount of $458,333 USD to meet immediate cash needs. Once the order is lifted following the filing of our year-end financial statements the Company anticipates completing this private placement. Our management has developed a business and financial plan to reduce operating costs, and refocus our efforts on more profitable elements of our business model. As a short term measure to improve operating performance, management has implemented a revised financial and business plan requiring internal restructuring and cost cutting measures. However, we believe that current cash balances are insufficient to support the activities of the Company long term and further capital infusions will be necessary. The actual amount of funds that will be required during the interim period will be determined by many factors, some of which are beyond our control. As a result, we may require funds sooner or in greater amounts than currently anticipated.

We do not have committed sources of financing at this time and there can be no assurance that we will be able to obtain financing when needed on commercially reasonable terms or at all. If adequate funds are not available or not available on acceptable terms when needed, our business, operations, financial condition and future prospects will be materially adversely affected (see note 1 to our consolidated financial statements contained in section 17 of this 20-F Form).

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

ITEM 6 - DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.     DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, position and year of election of each of our directors and executive officers.

                                                                    YEAR BECAME
        NAME                           POSITION                     A DIRECTOR
        ----                           --------                     ----------

  Robert Clapperton     Chief Executive Officer, President and         2000
                                       Director

     Mark Vange                        Director                        2001




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

Mark Vange has established his reputation as a trailblazer for strategically fostering emerging innovations through his direction of a number of highly successful technology companies. In 1994, he founded Gemsoft Corporation, an electronic game development Company. VR-1 acquired Gemsoft and Mr. Vange stayed-on as chief technology officer to pioneer the development and publishing of massive multi-user online entertainment technologies VR-1 has been renamed Circadence Corporation, broadening its scope to provide solutions for bandwidth-constrained services over the Internet.

EXECUTIVE OFFICERS (Other than Mr. Clapperton)

Perry Tucciarone Vice-President Mediapage Sales

Perry Tucciarone has 14 years experience in sales and marketing with some of North America's largest fitness club chains including 24 Hour Fitness (formerly Family Fitness) and Gold's Gym. Mr. Tucciarone was also VP of Sales for 701.com Inc., Canada's largest developer of community websites. Mr. Tucciarone is responsible for coordinating all Mediapage sales activities..


Marc Lutz, CTO

As head of technology, Marc Lutz draws on his broad academic and corporate experience in managing Telum's product development and technology personnel. Following his studies in Computer Science at the University of New Brunswick, Canada, Mr. Lutz worked as an information specialist and consultant in the corporate sector designing workflow and job management solutions, as well as extensive solutions for Y2K issues in global companies such as Glaxo Wellcome Inc. Mr. Lutz went on to graduate studies in Economics and Politics at the University of New Brunswick, where he lectured, before returning again to the corporate sector. His insights into technology and business have also earned him the designation of inventor on Mediapage's pending patents.

EXECUTIVE COMPENSATION

During the fiscal year ended December 31, 2001 the aggregate remuneration paid to all officers of the Company as a group was approximately $142,991.

The table below sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiary for the Company's financial years ending December 31, 1999, and December 31, 2000, for the president (the "Named Executives") being the only executive officers of the Company with income over $100,000 annually.

--------------------------------------------------------------------------------------------------------------------

                                                    Annual Compensation                      Long Term Compensation

                                      -------------------------------------------------
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
and President

-------------------------------------------------------------------------------------------------------------------

(1) Represents Automobile expense.
(2) For the fiscal year ended December 31, 1999, 1,200,000 options were granted to the Company's named executive officers.
(3) Paid by way of common shares of the Company.

B.  COMPENSATION OF DIRECTORS

During the financial year ended December 31, 2001, the directors received no fees for meetings of the Board or a committee of the Board which they attended and no fee for the signing of any resolution of directors or documents on behalf of the Company.

C.  BOARD PRACTICES

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

D.  EMPLOYEES AND CONTRACTORS

As of June 30, 2002, we employed and contracted as follows:

          2 in sales and marketing;

          6 in technical support and operations;

          3 in finance, administrative and senior management functions.


E.  SHARE OWNERSHIP

The following table sets forth certain information concerning the share ownership of our directors and executive officers as of April 20, 2001:

--------------------------------------------------------------------------------------------------------------
                       Number of        Number of Common       Exercise     Expiration   Percentage of
                       Common           Shares that may be     Price        Date of      Common Shares
                       Shares Owned     acquired under         of Options   Options      Beneficially Owned
                       (1)              option plan (2)                                  (3)
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Robert Clapperton      500,000          100,000                0.22         07/31/02              *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Mark Vange             0                0                      0                                  *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Perry Tucciarone       500,000          100,000                0.22         07/31/02              *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Marc Lutz              0                0                      0                                  *
---------------------- ---------------- ---------------------- ------------ ------------ ---------------------
Ian Sinclair           0                0                      0                                  *
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

(3) This information is based on 43,977,181 common shares outstanding as of June 30, 2002. Common shares subject to options exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person.

ITEM 7 - MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

To our knowledge, no person beneficially owns, directly or indirectly, or exercises control or direction over more than 5% of our issued and outstanding common shares. This information is based on our records, information provided to us by directors and executive officers.

RELATED PARTY TRANSACTIONS

Please see note 14 of the Financial Statements

ITEM 8 - FINANCIAL INFORMATION

See Item 17 for our audited consolidated financial statements.

LEGAL PROCEEDINGS

Neither we, nor any of our subsidiaries, are a party to, or the subject of, any material legal proceedings. Due to a lack of cash flow some suppliers are threatening litigation. Management has negotiated extensions and settlements with the majority of these suppliers. It is possible legal proceedings against theCompany may be initiated by these suppliers. All amounts have been accrued in the financial statements.

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

SIGNIFICANT CHANGES
None.


ITEM 9 - THE OFFER AND LISTING

Our common shares are quoted on the NASD/OTC Bulletin Board. Our common shares have been quoted on the NASD/OTC Bulletin Board since October 19, 1998, under the symbol "LZMCF" at which time the Company name was LaserMedia Communications Corp. On August 19, 1999 the Company name was changed to ActFit.com Inc. and the new symbol on the NASD/OTC Bulletin board became ACTFF. The Company currently trades under the symbol TLMIF. Our common shares began trading on the Canadian Dealing Network on August 14, 1997 under the symbol "LMCD", and, since August 19, 1999 our common shares traded under the symbol "ACTF.U. Since October 20, 2000 our shares began trading on the Canadian Venture Exchange under the symbol YAC.U. until our voluntary delisting in March 2002

Due to the late filing of its annual financial report, the Company is currently under a cease trade order form the Ontario Securities Commission. The company will apply to have the cease trade order released following the filing of the annual financial report for fiscal year 2001.

The following tables set forth the range of high and low sales prices(rounded to the nearest hundredth) as reported by Canadian Dealing Network (through October 19, 2000), the Canadian Venture Exchange (beginning October 20, 2000) and NASD/OTC Bulletin Board (beginning October 19, 1998)during the periods indicated:

The Canadian Dealing Network

                                                 High             Low
                                               ---------       ----------
               Annual Market Prices
               --------------------
                       1998                    2.05[CAN$]      0.10[CAN$]
                       1999                    3.10[CAN$]      0.10[CAN$]
                       2000                    0.88 [US$]       0.04[US$]

              Quarterly Market Prices
              -----------------------

                      1998
                      ----

                 1/st/ Quarter   [N/A]
                 2/nd/ Quarter                 2.05[CAN$]      0.45[CAN$]
                 3/rd/ Quarter                 0.55[CAN$]      0.25[CAN$]
                 4/th/ Quarter                 0.40[CAN$]      0.10[CAN$]

                       1999
                       ----

                 1/st/ Quarter                 0.85[CAN$]      0.10[CAN$]
                 2/nd/ Quarter                 2.22[CAN$]      0.47[CAN$]
                 3/rd/ Quarter                 2.12 [US$]       0.95[US$]
                 4/th/ Quarter                 1.15 [US$]       0.43[US$]

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

NASD/OTC Bulletin Board
-----------------------

                       1999                         High                 Low
                       ----                         ----                 ---
                                                    (US$)               (US$)

Annual Market Prices

                       1999                          2.12                0.10

                       2000                          0.88                0.04
              Quarterly Market Prices

                       1999
                       ----

               1/st/ Quarter                         0.58                0.10
               2/nd/ Quarter                         1.47                0.31
               3/rd/ Quarter                         2.12                0.95
               4/th/ Quarter                         1.15                0.43


                       2000
                       ----

               1/st/ Quarter                         0.88                0.45
               2/nd/ Quarter                         0.70                0.27
               3/rd/ Quarter                         0.37                0.16
               4/th/ Quarter                         0.34                0.04

 Monthly Market Prices

 Stock prices TLMIF

Monthly High/Low Prices

May 2001-.14  .07
June     .14  .08
July     .11  .06
Aug      .09  .08
Sept     .10  .04
Oct      .11  .07
Nov      .09  .07
Dec      .09  .065

Jan 2002 .11  .09
Feb      .09  .065
Mar      .075 .045
Apr      .055 .045
May      .06  .03
June     .07  .045


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

On June 26, 2001, the Company executed a letter of intent with Telum Inc. for the acquisition of the worldwide rights to Mediapage, a technology developed by Telum Inc. Telum Inc. is a Barbados based research and development company that develops software for the communications and broadband industries. Due to a lack of cash on the part of the Company the acquisition has been delayed. In the interim the Company has licensed for resale, on a royalty free basis, the Mediapage technology from Mark Vange (who had the ownership of Mediapage technology transferred to himself in October 2001), who is a director of the Company. The current license term expires on October 25, 2002. Under the terms of the license agreement the Company has assumed the costs to continue to fund the ongoing development and operations of the Mediapage product and services. Under the terms of the license agreement, The Company and Mr. Mark Vange have agreed that they will negotiate an agreement in good faith, to sell the rights to the Mediapage technology to the Company for a combination of cash and shares of the Company

D.       Exchange Controls

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

450 Fifth Street N.W.                        500 West Madison Street
Room 1024                                    Suite 1400
Washington D.C. 20549                        Chicago, Illinois 60661

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

                        Telum International Coproration.




         By:   /s/ Robert Clapperton
               ------------------------------------------------
                   Name:  Robert Clapperton
                   Title: President and Chief Executive Officer

Dated: July 15 , 2002

                        Consolidated Financial Statements
                         (Expressed in Canadian dollars)

                         telum INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)

                  Years ended December 31, 2001, 2000 and 1999 kpmg

    kpmg LLP
    Chartered Accountants                         Telephone     (416) 228-7000
    Yonge Corporate Centre                        Telefax       (416) 228-7123
    4100 Yonge Street Suite 200                   www.kpmg.ca
    Toronto ON M2P 2H3
    Canada

Auditors' Report to The SHAREHOLDERS

We have audited the consolidated balance sheets of Telum International Corporation (formerly ActFit.Com Inc.) as at December 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2001 and 2000, we conducted our audits in accordance with Canadian generally accepted auditing standards and United States generally accepted auditing standards. With respect to the consolidated financial statements for the year ended December 31, 1999, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001 in accordance with Canadian generally accepted accounting principles.

[GRAPHIC OMITTED]
/s/ KPMG LLP
------------
    KPMG LLP
    Chartered Accountants

Toronto, Canada
July 12, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE
In the United States, reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in note 1 to the financial statements. Our report to the shareholders dated July 12, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

[GRAPHIC OMITTED]
/s/ KPMG LLP
------------
    KPMG LLP
    Chartered Accountants

Toronto, Canada
July 12, 2002
telum international corporation
(FORMERLY ACTFIT.COM INC.)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2001 and 2000

                                                    2000           2001
                                                ------------    ------------

Assets

Current assets:
     Cash                                       $     48,955    $       --
     Accounts receivable                              19,540          28,454
     Advance receivable                                 --            41,639
     Prepaid expenses and sundry assets                5,473             651
                                                ------------    ------------
                                                      70,744          73,968

Fixed assets (note 3)                                 26,237          76,201

Goodwill (note 4)                                       --           260,584
                                                ------------    ------------

                                                $    407,529    $    100,205
                                                ============    ============

Liabilities and Shareholders' Deficiency

Current liabilities:
     Bank indebtedness                          $       --      $      8,542
     Accounts payable and accrued liabilities      1,539,719         831,933
     Unpaid taxes (note 13)                          335,390         348,151
     Loans payable (note 6)                          603,119         233,001
                                                ------------    ------------
                                                   1,421,627       2,478,228

Shareholders' deficiency:
     Capital stock (note 7)                       11,981,146      11,911,868
     Conversion options (note 6)                      41,350            --
     Shares to be issued (note 8)                    456,223            --
     Deficit                                     (14,856,742)    (12,925,966)
                                                ------------    ------------
                                                  (1,014,098)     (2,378,023)

Going concern (note 1)
Commitments and contingencies (note 13)

                                                $    407,529    $    100,205
                                                ============    ============

          See accompanying notes to consolidated financial statements.

On behalf of the Board:

                                           Director
-----------------------------------------

                                           Director
-----------------------------------------


TELUM INTERNATIONAL CORPORATION
(FORMERLY ACTFIT.COM INC.)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

                                              1999           2001             2000
                                          ------------    ------------    ------------

Revenue                                   $     66,743    $    149,378    $    290,730

Expenses:
     General and administrative                692,579       1,525,606       2,199,907
     Corporate development (note 14)            99,766       1,711,094         138,760
     Research and development                  282,114         262,135            --
     Sales and marketing                       494,058         458,738       1,099,595
     Amortization                              194,616         164,540         177,634
     Interest                                   41,478          28,220          70,602
     Product costs                              60,148          14,785          12,694
                                          ------------    ------------    ------------
                                             3,699,192       1,864,759       4,165,118
                                          ------------    ------------    ------------

Loss before the undernoted items            (1,798,016)     (4,015,740)     (3,408,462)

Write-off of deferred development costs           --              --           418,879
Write-off of goodwill                          132,760            --            93,461
Write-off of Active Trainer (note 9)              --           999,990            --
Write-down of fixed assets                        --           335,140            --
                                          ------------    ------------    ------------
                                               512,340         132,760       1,335,130
                                          ------------    ------------    ------------

Loss for the year                           (1,930,776)     (5,350,870)     (3,920,802)

Deficit, beginning of year                 (12,925,966)     (7,575,096)     (3,654,294)
                                          ------------    ------------    ------------
Deficit, end of year                      $(14,856,742)   $(12,925,966)   $ (7,575,096)
                                          ============    ============    ============


Basic and diluted loss per
   common share (note 15)                 $      (0.05)   $      (0.19)   $      (0.20)
                                          ============    ============    ============

Weighted average number
   of common shares outstanding
   used in the calculation of basic
   and diluted loss per common share        36,504,986      28,606,483      19,668,993
                                          ============    ============    ============


          See accompanying notes to consolidated financial statements.


TELUM INTERNATIONAL CORPORATION
(FORMERLY ACTFIT.COM INC.)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

                                                         1999          2001           2000
                                                     -----------    -----------    -----------
Cash flows from (used in) operating activities:

     Loss for the year                               $(1,930,776)   $(5,350,870)   $(3,920,802)
     Items not involving cash:
         Amortization of fixed assets                     64,324        164,540        177,634
         Write-down of fixed assets                         --          335,140           --
         Amortization of goodwill                        130,292           --             --
         Write-off of deferred development costs            --             --          418,879
         Write-off of goodwill                           132,760           --           93,461
         Write-off of Active Trainer                        --          999,990           --
         Stock options issued for consulting
           services                                       39,250        912,083           --
         Capital stock issued for services                  --          645,229        389,695
         Other                                            (1,663)          --             --
     Change in non-cash operating
       working capital (note 11)                         778,284        264,014        708,109
                                                     -----------    -----------    -----------
                                                      (2,133,024)      (787,529)    (2,029,874)

Cash flows from (used in) financing activities:

     Decrease in long-term debt                          (27,049)       (71,105)      (237,612)
     Issuance of notes payable                           234,480         55,000        311,935
     Decrease in loans payable                           (15,000)       (35,486)      (546,796)
     Issuance of capital stock, net of issue costs          --        2,113,729      2,863,969
     Shares to be issued                                 456,223           --             --
     Issuance of convertible promissory notes            213,200           --             --
                                                     -----------    -----------    -----------
                                                       2,391,496        861,854      2,062,138

Cash flows used in investing activities:

     Acquisition of Clubsite                                --          (17,000)          --
     Purchase of fixed assets                            (16,828)       (66,405)      (136,142)
                                                     -----------    -----------    -----------
                                                         (16,828)       (83,405)      (136,142)
                                                     -----------    -----------    -----------

Increase (decrease) in cash                               57,497        (51,141)       122,330

Cash (bank indebtedness), beginning of year               (8,542)        42,599        (79,731)
                                                     -----------    -----------    -----------
Cash (bank indebtedness), end of year                $    48,955    $    (8,542)   $    42,599
                                                     ===========    ===========    ===========


Supplemental cash flow information (note 11)


          See accompanying notes to consolidated financial statements.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

Telum International Corporation (formerly ActFit.Com Inc.) (the "Company") is incorporated under the provisions of the Ontario Business Corporations Act. The Company is a developer and distributor of Internet based interactive broadcast and communications technologies that allow a wide range of industries to realize the potential of the internet as a marketing and educational medium.

These financial statements are stated in Canadian dollars except as otherwise noted. They have been prepared in accordance with Canadian generally accepted accounting principles.

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

       The Company's primary business is the sale and distribution of an Internet based interactive broadcast technology that is marketed under the name Mediapage. The Company has licensed for resale, on a royalty free basis, the Mediapage technology from Mr. Mark Vange, who is a director of the Company. The current license term expires on October 25, 2002. Under the terms of the license agreement, the Company has assumed the costs to continue to fund the ongoing development and operations of the Mediapage product and services. Under the terms of the license agreement, the Company and Mr. Mark Vange have agreed that they will negotiate an agreement in good faith, to sell the rights to the Mediapage technology to the Company for a combination of cash and shares of the Company. There is no assurance that the Company will be able to complete the purchase of the rights to the Mediapage technology nor is there any assurance that the Company will be able to extend the current license agreement beyond October 25, 2002 if the technology purchase is not completed prior to October 25, 2002.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

1.       Going concern (continued):

       The Company has a working capital deficiency of $2,404,260, a shareholders' deficiency of $2,378,023 and has incurred significant losses in recent years. The Company has instituted cost preservation measures until further financing can be arranged. These cost preservation measures include, among other things, non-remittance of payroll withholding taxes, suspension of employee benefits from March 2001, cessation of business and directors' liability insurance and the non-payment of creditors (note 13(c)). The Company failed to file its 2001 audited financial statements with the regulatory authorities on a timely basis which, on May 22, 2002, resulted in a cease trade order being issued by the Ontario Securities Commission.

       During 2001, the Company has raised additional funds through the issuance of shares and debt (note 6) from various individuals in the aggregate amount of $903,903 in order to continue operations.

       Continued operations depend upon the Company's ability to generate revenues and attain profitable operations and obtain sufficient cash from external financing to meet the Company's past due liabilities and future liabilities as they become due. The Company is presently seeking additional financing to fund future operations and to reduce its existing working capital deficiency. There can be no assurance that the Company will be successful in obtaining additional financing and that these and other strategies will be sufficient to permit the Company to continue as a going concern.

       Should the Company be unable to become profitable and secure additional financing, the application of the going concern principle for financial statement reporting purposes may no longer be appropriate. These financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

2.       Significant accounting policies:

       (a)        Principles of consolidation:


           The results of operations for acquisitions are included in these consolidated financial statements from the date of acquisition.
           Intercompany    transactions   and   balances   are   eliminated   on
           consolidation.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

2.       Significant accounting policies (continued):

       (b)        Fixed assets:


           Fixed assets are stated at cost less accumulated amortization. Amortization is provided for over the estimated useful lives of the assets using the following bases and annual rates:

-------------------------------------------------------------------------------
           Asset                            Basis                    Rate
-------------------------------------------------------------------------------

           Furniture and equipment          Declining balance         20%
           Computer hardware                Declining balance         30%
           Computer software                Straight line            100%

-------------------------------------------------------------------------------


           The Company regularly reviews the carrying values of its fixed assets by comparing the carrying amount of the asset to the expected undiscounted future cash flows to be generated by the asset. If the carrying value exceeds the undiscounted future cash flows, a write-down is charged to the consolidated statements of operations and deficit for the excess.

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

       (d)        Goodwill:


           Goodwill represents the excess of the purchase price over the fair market value of net assets acquired, and is amortized on a straight-line basis over its expected useful life which has been assessed as two years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary in nature based upon expected future benefits.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials


2.       Significant accounting policies (continued):

       (e)        Income taxes:


           The Company provides for income taxes under the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment date. To the extent that the recoverability of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

       (f)        Revenue recognition:


           The Company typically enters into agreements with customers whereby they license their technology to the customer and agree to host the Mediapage service. The Company may or may not obtain an upfront payment for the licensing of the Mediapage software. The Company typically charges a monthly minimum fee for a preset number of user minutes for hosting the Mediapage service. Any usage of minutes in excess of the preset number are charged at a preset amount per minute. The Company also provides professional services including installation, training and design work, which are typically billed on an hourly basis.

           The Company earns revenue from upfront software license fees; minimum services fees on a monthly basis (hereafter referred to as Recurring
           Fees); fees charged for the use of the Mediapage service in excess of the preset number of minutes included in the Recurring Fees charge; and consulting service. Consulting service includes design, installation, training and other services.

           Upfront software licence fees are recognized monthly on a straight-line basis over the initial term of the related Mediapage service contract. If there is no service contract term, the Company recognizes the software license fee monthly on a straight-line basis over the estimated period of future service not to exceed two years.
                                      F-8

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

2.       Significant accounting policies (continued):

           Recurring Fees are recorded as revenue on a pro rata basis over the applicable period for which the fee relates. Fees charged for the use of the Mediapage service in excess of the preset number of minutes included in the Recurring Fees are recorded as revenue as the services are provided. Consulting services are not essential to the functionality of the software and are recorded as revenue as the services are performed on a percentage of completion basis.

           The Company defers the recognition of any revenue until such time as the product has been shipped and the customer has accepted the
           product.   Product   acceptance   is  typically   upon  delivery  and
           installation, in instances where the Company performs the installation or upon the lapse of the specified acceptance period in the contract, which is typically 30 days.

       (g)        Foreign currency translation:


           Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the prevailing rates of exchange at the balance sheet date. Revenue and expenses are translated at the exchange rates prevailing on the transaction date. Realized and unrealized exchange gains and losses are included in earnings.

       (h)        Use of estimates:


           The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Specifically, management makes estimates of the recoverability of its intangible assets based on the underlying value of the technology and economic prospect of the tangible product. Actual results could differ from those estimates.
                                      F-9

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

2.       Significant accounting policies (continued):

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

           The Company issues stock options to consultants and advisors in return for services received. The Company records the intrinsic value of the stock options on the date of grant as the value for the options issued and services received. The intrinsic value represents the excess between the market value of the Company's stock as at the grant date and exercise price of the stock option multiplied by the number of options granted. As all options granted to consultants and advisors are immediately vested, any intrinsic value determined is expensed as at the grant date.

       (j)        Comparative figures:


           Certain comparative figures have been reclassified to conform with the financial statement presentation adopted in the current year.

       (k)        Recent accounting pronouncements:


           (i) In August 2001, the Accounting Standards Board of The Canadian Institute of Chartered Accountants ("CICA") issued Handbook
                Section 1581, Business Combinations, and Section 3062, Goodwill and Other Intangible Assets. Section 1581 requires that the purchase method of accounting be used for all business combinations initiated on or after July 1, 2001. Section 1581 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. Section 3062 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Section 3062. Section 3062 will also require that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and be reviewed for impairment.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

2.       Significant accounting policies (continued):

                The Company has adopted the provisions of Section 1581 with regard to business combinations initiated on or after July 1, 2001, and will adopt Section 3062 effective January 1, 2002. Effective January 1, 2002, Section 1581 will require the Company to evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Section 1581 for recognition apart from goodwill. Under Section 3062, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Section 3062 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period. As the Company has fully written down all previously acquired intangible assets and goodwill, there will be no impact related to the adoption of these requirements.

                As a result of the adoption of these Sections, the Company will cease to amortize future acquired goodwill and will instead be required to test any future acquired goodwill for impairment in accordance with the provisions of Section 3062 within the first interim period. The Company does not believe that the adoption of these standards will have a material impact on the Company's financial condition or results of operations other than the impact of not amortizing future acquired goodwill.

           (ii) In December 2001, the Accounting Standards Board of the CICA issued Handbook Section 3870. Section 3870 establishes standards for the recognition, measurement, and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. It applies to transactions in which shares of common stock, stock options or other equity instruments are granted or liabilities incurred based on the price of common stock or other equity instruments.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

2.       Significant accounting policies (continued):

                Section 3870 sets out a fair value based method of accounting that is required for certain, but not all, stock-based transactions. Section 3870 must be applied to: all stock-based payments to non-employees, and to employee awards that are direct awards of stock, that call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy that no compensation cost is recorded on the grant of stock options to employees. Consideration paid by employees on the exercise of stock options is recorded as share capital.

                Section 3870, however, does require additional disclosures for options granted to employees, including disclosures of pro forma earnings and pro forma earnings per share as if the fair value based accounting method had been used to account for employee stock options.

                The Company will adopt Section 3870 for its fiscal year beginning January 1, 2002. As a majority of the Company's employees became consultants in 2001, the Company anticipates that the expense related to stock options issued in the future will increase. The Company has not yet assessed the impact that the adoption of this standard will have on the Company's financial condition or future results of operations.

3.       Fixed assets:

------------------------------------------------------------------------------

                             Net book                             Accumulated
 2001                          Cost          amortization            value
------------------------------------------------------------------------------

 Furniture and equipment  $    158,323          $    145,241      $    13,082
 Computer hardware             494,020               480,865           13,155
 Computer software              72,004                72,004             --

------------------------------------------------------------------------------
                          $    724,347          $    698,110      $     26,237
------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

3.       Fixed assets (continued):

------------------------------------------------------------------------------

                               Net book                           Accumulated
 2000                             Cost          amortization          value
------------------------------------------------------------------------------

 Furniture and equipment  $    158,323          $    108,122    $    50,201
 Computer hardware             479,661               453,661         26,000
 Computer software              72,004                72,004           --

------------------------------------------------------------------------------
                          $    709,988          $    633,787    $    76,201
------------------------------------------------------------------------------


       During the year ended December 31, 2000, the Company vacated its leased premise on Charlotte Street, Toronto, Canada. As a result, the Company has written off the net book value of the leasehold improvements. In addition, during the move in fiscal 2000, the Company assessed the carrying value of the remaining assets and recorded a write-down. Total write-down of fixed assets in the year ended December 31, 2000 amounted to $335,140. The leasehold improvements, which have been abandoned, and other fixed assets have been specifically pledged as security for certain loans payable (note 6).

4.       Acquisition:

       Clubsite Internet Network Inc.:


       On December 28, 2000, the Company acquired all of the outstanding shares of Clubsite Internet Network Inc. ("Clubsite"), a privately held company incorporated in Ontario in the business of providing template-based websites to the fitness club industry. The transaction has been accounted for by the purchase method, with the results of operations included in these financial statements from the date of acquisition. The purchase price of approximately $244,000 was satisfied by the issuance of 2,000,000 common shares of the Company. In addition, the Company has committed to the issuance of a further 2,000,000 common shares in increments of 500,000 contingent upon the Company meeting cumulative consolidated revenue targets of $2,000,000, $5,000,000, $10,000,000 and
       $20,000,000 over the next five years. The contingent considerations will be recorded as additional purchase price upon the achievement of the contingent events. Shares issued in connection with the contingent consideration will be valued at the market rate when issuable. In addition, the Company incurred $17,000 in costs related to the acquisition. As the Company assumed no identifiable assets or liabilities, the entire purchase price has been allocated to goodwill and is being amortized over two years. Goodwill is comprised of workforce and non-contractual customer relationships. Amortization expense of $130,282 and nil has been recorded in the years ended December 31, 2001 and 2000, respectively.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

4.       Acquisition (continued):

       During the fourth quarter of 2001, the Company performed a review of the carrying value of its goodwill related to the acquisition of Clubsite. During the course of the review, the Company considered the future value of the goodwill and non-contractual relationships in light of the shift in the focus of the Company's business and the potential future cash flows from the non-contractual customer relationships. As a result of the Company's review, the Company determined that the carrying value of the goodwill was not recoverable and, accordingly, the Company recorded, in the fourth quarter of 2001, a $130,302 write-down of goodwill. As the Clubsite business has been wound down, the Company does not expect to make any additional payments under the terms of the contingent consideration described above.

5.       Deferred development costs:

       During 1999, management discontinued the development of its various interactive CD-Rom products and, accordingly, wrote off the balance of the deferred development costs.
                                      F-14


6.       Loans payable:

-----------------------------------------------------------------------------------------------------------------------------
                                                                                   Reference      2001                 2000
-----------------------------------------------------------------------------------------------------------------------------

       Bank loan:
           Demand loan,  bearing  interest  at prime  plus  2.5%,  secured  by a general security agreement, repayable in blended interest
              and principal payments of $4,080                                       (a)    $     88,583         $     98,491
       Equipment loans:
           Equipment loan,  bearing interest at 13.6% per annum,  secured by the equipment,  repayable in blended  monthly  principal  and interest payments of $2,089, due on
              demand                                                                 (b)          14,567               14,567
           Equipment loan, bearing interest at 8.625%
              per annum, secured by the equipment,
              repayable in blended monthly principal
              and interest payments of $4,239, due on
              demand                                                                 (b)          17,802               26,474
           Equipment loan, bearing interest at 14.8%
              per annum, secured by the equipment,
              repayable in blended monthly principal
              and interest payments of $1,639, due on
              demand                                                                                --                  8,469
       Shareholder notes payable:
           Note payable, non-interest bearing and unsecured, $15,000 due May 24,
              2001  with  the   remainder   being  paid  in  six  equal  monthly
              instalments commencing
              November 24, 2001                                                      (c)          40,000               55,000
           Note payable, bearing interest at 4.6%
              per annum, due January 15, 2002 and
              secured by a general security agreement                                (d)          77,480                 --
           Loan payable                                                              (e)         157,000                 --
       Notes payable:
           Note payable, non-interest bearing, due
              on demand and unsecured                                                             30,000               30,000
       Convertible promissory notes                                                  (f)         177,687                 --

-----------------------------------------------------------------------------------------------------------------------------
                                                                                            $    603,119         $    233,001
-----------------------------------------------------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

6.       Loans payable (continued):

       (a) The Company is in default on the bank loan in the amount of $88,583 and, on May 4, 2001, the bank notified the Company of its intention to enforce security. The assets securing the bank loan have been abandoned (note 3). The Company has not made the required payments during the year.

       (b) The Company is in default of all of its equipment loans and, on April 16, 2001, the lender of the secured equipment loan with a balance payable of $14,567 notified the Company of its intention to commence litigation proceedings against the Company.

       (c) The Company has not made the required payments to the holder of the shareholder note payable due to the current lack of funds.


       (d) The Company was unable to repay the secured note payable in the principal amount of $77,480 on the January 15, 2002 due date.

       (e) On November 15, 2001, the Company agreed to issue 2,000,000 common shares for gross proceeds of U.S. $100,000 (Cdn $157,000) to a shareholder. The Company received the U.S. $100,000 prior to December 31, 2001, however they had not formally issued the shares prior to year end. In connection with this issuance, the Company granted the shareholder a put option that would require the Company to repurchase up to 1,600,000 common shares for U.S. $100,000 if exercised by the shareholder at its sole discretion prior to January 15, 2002. As at December 31, 2001, the Canadian dollar equivalent of the proceeds received amounting to $157,000 has been included as loans payable on the balance sheet since the shareholder has the right to receive cash for the instrument issued.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

6.       Loans payable (continued):

           On January 4, 2002, the shareholder exercised the put option requiring the Company to repurchase 1,520,000 common shares for U.S. $95,000. The Company settled the transaction by issuing a U.S. $95,000 promissory note due on August 15, 2002. The promissory note is unsecured, bears interest at 10% per annum payable on the 15th day of each month. The promissory note carries a conversion privilege at the option of the holder to convert all or a specified portion of the principal amount and/or the accrued interest on the promissory note on or before the due date at a conversion price of U.S. $0.05 per common share. Subsequent to year end, the Company issued 480,000 common shares as required under the share subscription agreement and issued an additional 20,000 common shares as a premium. As a result of this transaction, the Company effectively issued 500,000 common shares valued at U.S. $37,500 in return for U.S. $5,000. During the first quarter of 2002, the Company has recorded this transaction as an issuance of 500,000 common shares in the amount of U.S. $37,500, a reduction in loan payable of U.S. $5,000 and a financing fee of U.S. $32,500.

           The Company has not been able to pay the monthly interest payments on the U.S. $95,000 loan payable. The shareholder has agreed to extend the due date for the U.S. $95,000 promissory note to October 15, 2002 if interest payments on this note are kept current. The Company has agreed to issue 200,000 common shares to the shareholder in consideration of the shareholder agreeing to amend the terms of the promissory note. The fair value of the common shares, at the date of grant, will be expensed as a financing charge in fiscal 2002.

       (f)

During 2001, the Company issued four unsecured convertible promissory notes, of which three were denominated in U.S. dollars for gross proceeds of US $80,000 (Cdn. $123,200) and one denominated in Canadian dollars for $90,000 having the following terms:


                                                     Canadian    Interest
                                Amount in             dollar     rate per
  Due date                    U.S. dollars          equivalent     annum
--------------------------------------------------------------------------

  May 31, 2002 (i)             $    50,000        $     76,500      6.0%
  June 15, 2002 (i)                 10,000              15,300      4.6%
  December 20, 2002 (i)             20,000              31,400      4.6%
  December 31, 2002 (ii)                 -              90,000      8.0%

--------------------------------------------------------------------------
                               $     80,000       $    213,200
--------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

6.       Loans payable (continued):

           (i) These notes and any unpaid interest are convertible, in whole or in part, at the option of the holders into Units on or before the due dates at a conversion price of U.S. $0.05 per Unit, with a Unit consisting of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share at an exercise price of U.S. $0.05 per common share and expires within 2 years from date of issue.

           (ii) This note and any unpaid interest is convertible, in whole or in part, at the option of the holder into Units on or before the due date at a conversion price of $0.10 per Unit, with a Unit consisting of one common share and one half common share purchase warrant. Each whole common share purchase warrant entitles the holder to purchase one common share at an exercise price of $0.10 per common share and expires within 2 years from date of issue.

                The Company has valued the conversion options as the intrinsic value of the conversion feature at the dates the promissory notes were entered into. The intrinsic value represents the difference between the fair value of the shares traded on the NASDAQ OTC on the date the promissory notes were entered into and the conversion price multiplied by the maximum potential number of shares that may be issued if the debt is converted. The fair value of the conversion option in the amount of $41,350 represents the value ascribed to the holders' option to convert the financial instrument to common shares and has been included in shareholders' equity as the equity component of the convertible instrument. The balance of $171,850 has been recorded as a liability and has been included in the balance sheet as loans payable. This liability is being accreted to the face value of the convertible debt over the period to maturity, and up to December 31, 2001, an amount of $5,837 has been accrued, bringing the liability to $177,687.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

7.       Capital stock:

       Authorized:
           2,000,000 preference shares
           Unlimited common shares

       Issued common shares:

------------------------------------------------------------------------------------------------------------------
                                                                                 Number
                                                                                of shares               Amount
------------------------------------------------------------------------------------------------------------------
       Balance, December 31, 1999                                              22,769,821      $     6,817,633
       Issued for exercise of Series E share purchase warrants                    560,000              420,000
       Issued for exercise of Series C share purchase warrants                    200,000              100,000
       Issued for exercise of stock options                                     1,527,763              480,103
       Issued to consultants for services rendered                              1,482,220              645,229
       Issued for conversion of debt                                            7,651,518            2,293,236
       Issued as consideration for acquisition of Clubsite (note 4)             2,000,000              243,584
       Stock options issued to consultants                                           --                912,083
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
       Balance, December 31, 2000                                              36,191,322           11,911,868
       Issued to consultants for services rendered                                375,275               37,528
       Shares cancelled                                                           (25,000)              (7,500)
       Stock options issued to consultant                                            --                 39,250

------------------------------------------------------------------------------------------------------------------
       Balance, December 31, 2001                                              36,541,597      $    11,981,146
------------------------------------------------------------------------------------------------------------------


       There are no issued preference shares.

       During the years, the following occurred:

       2001

       (a) During the year, the Company issued 375,275 common shares as settlement of $37,528 for legal services.


       (b) During the year, the Company cancelled and the holder agreed to return 25,000 common shares originally issued to a consultant in 2000 having a value of $7,500.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

7.       Capital stock (continued):

       2000

       (c) The Company issued 45,846 common shares for legal services rendered in the amount of $18,707.


       (d) The Company issued 267,533 common shares in the settlement of $82,260 for corporate development and public relations consulting services.

       (e) The Company issued 1,168,841 common shares as settlement of $544,262 for consulting services.


       (f) The Company issued 3,663,333 common shares at an average price of $0.274 per share in settlement for a liability that arose on the acquisition of Active Trainer (note 9).

       (g) The Company issued 3,988,185 common shares on conversion of debt of $1,293,236.


       Stock option plan:


       The Company has a stock option plan (the "Plan") for directors, officers, employees, consultants and advisors of the Company, its subsidiaries and affiliates. The purpose of the Plan is to attract, retain and motivate management and staff by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and to benefit from its growth. The Company has reserved 18,000,000 common shares for issuance under the Plan.

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

       During  2001,  the Company  issued  1,303,900  (2000 -  7,258,666)  stock options to consultants and contractors. The Company has recorded an expense equal to the intrinsic value of the stock option on the date of grant. The total expense of $39,250 (2000 - $912,083) has been recorded in the statement of operations as a corporate development expense (note
       14).

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

7.       Capital stock (continued):

       A summary of the stock option transactions for the years ended December 31, 2001 and 2000 is presented below:

-------------------------------------------------------------------------------
                                                                Weighted
                                                Share            average
                                               options       exercise price
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
       Balance, December 31, 1999             4,866,225      $    0.45
       Granted                                8,672,516           0.31
       Exercised                             (1,973,446)          0.38
       Expired or cancelled                  (1,457,262)          0.42
-------------------------------------------------------------------------------

       Balance, December 31, 2000            10,108,033           0.35
       Granted                                1,303,900           0.12
       Expired or cancelled                  (6,352,700)          0.33

-------------------------------------------------------------------------------
       Balance, December 31, 2001             5,059,233           0.36
-------------------------------------------------------------------------------


       Of the share options outstanding, 5,059,233 (2000 - 10,108,033) were fully vested and exercisable.

-------------------------------------------------------------------------------
                        Weighted                                   Weighted
                         average               Options              average
 Range                 outstanding           life (years)            price
-------------------------------------------------------------------------------

 $0.10 - $0.25           2,813,900              1.53            $    0.19
 $0.26 - $0.65           1,630,000              0.42                 0.37
 $0.66 - $1.65             615,333              0.45                 1.12

-------------------------------------------------------------------------------
                                        5,059,233

-------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

7.       Capital stock (continued):

       Share purchase warrants:


       The holders of the share purchase warrants entitle the holder to purchase one common share for each warrant held. The outstanding purchase warrants are as follows:

-----------------------------------------------------------------------------------------------------------------
                                                       Exercise
       Expiry date                                       price              2001           2000           1999
-----------------------------------------------------------------------------------------------------------------

       March 31, 2002, Series A                         $ 1.00           500,000        500,000        500,000
       March 31, 2002, Series B                           1.50           200,000        200,000        200,000
       March 31, 2002, Series C                           0.50                 -              -        200,000
       June 30, 2000, Series E                            0.75                 -              -        977,500
       June 16, 2004, Series G                            0.80           572,000        572,000        572,000
       June 17, 2001, Series H                            1.10                 -        498,265        498,265
       March 13, 2003, Series J (note 8(a))               0.08           750,000              -              -
       March 13, 2003, Series K (note 8(a))               0.08           300,000              -              -
       August 29, 2002, Series L (note 8(a))              0.19            75,000              -              -

-----------------------------------------------------------------------------------------------------------------
                                                                       2,397,000      1,770,265      2,947,765
-----------------------------------------------------------------------------------------------------------------


       In addition to the above share purchase warrants, the Company has committed to issue up to 2,050,000 additional share purchase warrants to the extent that the convertible promissory notes described in note 6(f) are converted to Units.

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

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

8.       Shares to be issued:
------------------------------------------------------------------------------------------------------------------
                                                                                Number of
                                                                                shares to
                                                                                be issued               Amount
------------------------------------------------------------------------------------------------------------------

       Cash received from private placements (a)                                  850,000         $    101,473
       For conversion of debt (b)                                                 150,000               23,250
       For conversion of debt (c)                                               2,200,000              331,500

------------------------------------------------------------------------------------------------------------------
                                                                                3,200,000         $     456,223
------------------------------------------------------------------------------------------------------------------


       During the year, the Company made the following transactions:

       (a) The Company issued 850,000 units for gross proceeds of $101,473 by way of private placements. The 850,000 units consist of 850,000 common shares and 1,125,000 share purchase warrants. Each share purchase warrant can be exercised to acquire one common share at exercise prices ranging from U.S. $0.05 to U.S. $0.12 The share purchase warrants expire within 12 to 24 months of their issuance. The common shares and the share purchase warrants were issued on March 13, 2002.

       (b) The Company issued U.S. $15,000 in non-interest bearing convertible debt to a director of the Company. The debt is convertible into common shares at a rate of U.S. $0.10 per share. At the date of the debt issuance, the Company's common shares closed at U.S. $0.13 per share. On November 20, 2001, the debt was converted into 150,000 common shares. The common shares were legally issued subsequent to December 31, 2001.

       (c) The Company issued an aggregate of U.S. $220,000 in non-interest bearing convertible debt to an entity related to certain shareholders of the Company. The debt is convertible into common shares at a rate of U.S. $0.10 per share. At the dates of the debt issuance, the Company's common shares closed at an average price of U.S. $0.074 per share. On November 20, 2001, the debt was converted into 2,200,000 common shares. The common shares were legally issued subsequent to December 31, 2001.


       (d) In addition to the above, the Company has a commitment to issue 1,200,000 common shares for $131,880 to employees and consultants in lieu of salaries payable. At December 31, 2001, the amount of
           $131,880   has  been   included  in  accounts   payable  and  accrued
           liabilities.
                                      F-23

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

9.       Write-off of Active Trainer:

       In 1997, the Company sold the ownership rights to the Active Trainer software for cash proceeds of $1,950,000 to a non-controlling shareholder of the Company (the "NCS"). The Company also entered into an exclusive worldwide distributions rights agreement with NCS to distribute Active Trainer and any other derivative products produced on the Active Trainer software technology. The distribution agreement required the Company to make minimum cash royalty payments amounting to $500,000 for the period from June 1997 to December 1998 and to make future royalty payments based on the number of CDs sold in subsequent periods.

       In 1998, the Company defaulted on the minimum royalty payments and the unpaid royalties were converted into a loan. The loan was secured by third parties through the pledge of Company shares held by the third parties. The third parties were shareholders of the Company and also provided corporate development and investor relations services to the Company (note 14).

       In 1999, the Company defaulted on the loan. NCS claimed the security under the loan agreement and the loan and ownership of the Active Trainer software was assumed by Cune Management Inc. ("Cune"). In 1999, the Company settled the loan payable of $290,782 through the issuance of 468,124 shares. In June 2000, the Company reacquired the Active Trainer software from Cune for proceeds of $1,000,000 that was settled by the issuance of 3,663,333 common shares of the Company at an average price of $0.274 per share.

       In December 2000, the Company altered its strategic direction and discontinued the production and sale of Active Trainer products and software. As a result of this change in strategic direction, the Company has written off the value of the acquired technology.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

10.      Income taxes:

       Income tax expense attributable to income from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 41.75 percent to pre-tax income from continuing operations as a result of the following:

-------------------------------------------------------------------------------------------------------------------------
                                                            2001                 2000                   1999
-------------------------------------------------------------------------------------------------------------------------
       Loss from continuing operations                $    (1,930,776)    $    (5,350,870)     $    (3,920,802)

-------------------------------------------------------------------------------------------------------------------------

       Computed expected tax                          $      (806,099)    $    (2,354,383)     $    (1,725,153)
       Increase (decrease) in income taxes
         resulting from:
           Change in the beginning of year
              balance of the valuation allowance
              for future tax assets allocated to
              income tax expense                           (1,017,254)          1,909,238            1,321,600
           Permanent differences                              179,514             445,145              403,553
           Impact of decreasing future tax
              rates on future tax assets                    1,643,839                   -                    -

-------------------------------------------------------------------------------------------------------------------------
       Income taxes                                   $             -     $             -      $             -
-------------------------------------------------------------------------------------------------------------------------


       The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2001, 2000 and 1999 are presented below:

-----------------------------------------------------------------------------------------------------------------
                                                              2001                 2000                 1999
-----------------------------------------------------------------------------------------------------------------
       Future tax assets:
           Non-capital loss carryforwards             $     3,738,338     $     4,686,842      $     2,968,240
           Fixed assets - differences in
              deprecation and undepreciated
              capital cost                                    210,606             279,355               88,719
-----------------------------------------------------------------------------------------------------------------
           Total gross future tax assets                    3,948,944           4,966,197            3,056,959

           Less valuation allowance                         3,948,944           4,966,197            3,056,959

-----------------------------------------------------------------------------------------------------------------
       Net future tax assets                          $             -     $             -      $             -
-----------------------------------------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

10.      Income taxes (continued):

       At December 31, 2001, the Company and its subsidiaries have non-capital loss carryforwards for federal income tax purposes of approximately $12,411,000 which are available to offset future federal taxable income, if any, through 2008. The losses expire as follows:

---------------------------------------------------------------

       2002                                $       55,000
       2003                                       250,000
       2004                                       257,000
       2005                                     3,323,000
       2006                                     2,826,000
       2007                                     4,250,000
       2008                                     1,450,000

---------------------------------------------------------------


       In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of, or all of, the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates, and tax planning strategies in making the assessment. In order to fully utilize the future tax assets of $4,000,000, the Company will need to generate future taxable income of approximately $13,000,000, prior to the expiration of the net operating loss carryforwards in the years 2002 to 2008. Due to uncertainties related to the industry in which the Company operates, the tax benefit of the above carryforward amounts have been completely offset by a valuation allowance.
                                      F-26

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

11.      Consolidated statement of cash flows:

------------------------------------------------------------------------------------------------------------------
                                                               2001                 2000                  1999
------------------------------------------------------------------------------------------------------------------

       Change in non-cash operating working capital:

           Decrease in accounts receivable              $       8,914       $       45,048        $     43,395
           Decrease (increase) in advances
              receivable                                       41,639              (41,639)                  -
           Decrease in investment tax credits
              recoverable                                           -                    -             429,873
           Decrease (increase) in prepaid
              expenses and sundry assets                       (4,822)              61,862              (9,465)
           Increase in accounts payable and
              accrued liabilities                             745,314              159,524             244,306
           Increase (decrease) in unpaid taxes                (12,761)              39,219                   -

------------------------------------------------------------------------------------------------------------------
                                                        $     778,284       $      264,014        $     708,109
------------------------------------------------------------------------------------------------------------------

       Supplemental cash flow information:

           Interest paid                                $       7,187       $       24,538        $     70,602

       Supplemental disclosure of non-cash transactions:

           Issuance of stock for Clubsite

              acquisition                                           -              243,584                   -
           Shares to be issued for repayment
              of loans                                        354,750              179,610                   -
           Issuance of stock for purchase
              of Active Trainer                                     -            1,000,000                   -

------------------------------------------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

12.      Fair value disclosure of financial assets and financial liabilities:


       (a)        Fair values:

            The  carrying   values  of  cash,   accounts   receivable,   advance
            receivable, bank indebtedness, accounts payable and accrued liabilities and loans payable approximate their fair values due to the relatively short periods to maturity of these items or because they are receivable or payable on demand.

            The carrying value of long-term debt approximates the fair value as the amounts are all due on demand due to default of payments.

       (b)        Credit risk:

            The Company does not have a significant exposure to any individual customer or counterparty.

13.      Commitments and contingencies:

       (a)        Unpaid taxes:


           The Company is in arrears on its payments for payroll withholding taxes in the amount of approximately $335,390. The Company has met with Canada Customs and Revenue Agency and is in the process of agreeing a payment schedule to pay the outstanding balances.

       (b)        Commitments:


           Future minimum lease payments under non-cancellable operating leases for premises and equipment at December 31, 2001 are as follows:

------------------------------------------------------------------------------

           2002                          $     65,670
           2003                                65,670
           2004                                42,196

------------------------------------------------------------------------------
                                        $     173,536
------------------------------------------------------------------------------
                                      F-28

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

13.      Commitments and contingencies (continued):

           Rent expense for the year ended December 31, 2001 was $34,570 (2000 - $100,312; 1999 - $89,388). The Company is also responsible for certain common area costs at its various leased premises.

       (c)        Contingencies:


           The Company is party to several pending litigations from unpaid suppliers. The Company is in arrears on its payments due to its current working capital deficiency. The Company is working with its creditors and lenders to extend the payment terms until such time as the Company is able to obtain additional financing or generate positive cash flows from operations.

           The Company has received notice from the Labor Commissioner of the State of California of a claim by a former employee for unpaid wages and expenses in the amount of U.S. $125,300. The Company believes that the claim is without merit and therefore has not accrued this amount in accrued liabilities.

14.      Related party transactions:

       2001
       ----

       During the year ended December 31, 2001, the Company received loans from a director and a shareholder in the aggregate amount of $310,980 (note 6) and has agreed to issue 150,000 common shares to a director upon the conversion of U.S. $15,000 non-interest bearing convertible debt (note 8(b)).

       During the year ended December 31, 2001, the Company terminated its consulting agreements with Cune, RT, 655947 and HMVD and cancelled all stock options held by these parties. Prior to terminating its consulting agreement with 655947, the Company incurred $60,516 in corporate development costs. At December 31, 2001, amounts owed to 655947, Cune and RT are $161,880, $56,097 and $30,000, respectively.

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

14.      Related party transactions (continued):

       2000
       ----

       During the year ended December 31, 2000, the Company incurred $1,711,094 in corporate development costs. This amount includes $912,083 for stock-based compensation costs recorded on the issuance of options to companies engaged by the Company as consultants.

       Several of the companies engaged to perform corporate development activities were also shareholders of the Company. None of these companies beneficially control more than 5% of the Company's outstanding common shares. The following sets out the transactions with these shareholders.

       On June 15, 2000, the Company entered into two-year consulting agreements with Cune, RT Management Inc. ("RT") and 655947 Ontario Limited ("655947"). Under the terms of the agreements, Cune and RT each received options to acquire 1,250,000 common shares in the Company and 655947 received options to acquire 500,000 common shares. The exercise price of the options of $0.30 per share was issued at a discount of $0.14 per share to the market price on the date the options were granted. The Company recorded a corporate development expense of $420,300 related to the intrinsic value of the option.

       On August 1, 2000, the Company entered into additional one-year consulting agreements with Cune, RT, Hue, Martini and Vaughan Design Inc. ("HMVD") and 655947 for the provision of consulting services in connection with the website development and internet marketing of the Company. Under the terms of the agreements, each consultant received 500,000 options to acquire common shares in the Company. The exercise price of the options of $0.22 was issued at a discount of $0.15 to the market price on the date the options were granted. The Company recorded a corporate development expense of $290,150 related to the intrinsic value of the option.

       During the year ended December 31, 2000, the Company also incurred fees of approximately $416,000, $193,000 and $91,000 with Cune, RT and 655947, respectively, which were settled by the issuance of common shares at a 25% discount to the market price and the cashless exercise of options and warrants.

       During the year ended December 31, 2000, the Company also issued 3,663,333 common shares to Cune for the settlement of a $1,000,000 liability that arose on the acquisition of Active Trainer (note 9).

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials
15.      Loss per share:

       Due to the net loss for all years presented, all potential common shares outstanding are considered anti-dilutive and are excluded from the calculation of diluted loss per share. Common shares issuable on the exercise of options and warrants that could potentially dilute basic loss per share in the future that were not included in the computation of diluted loss per share, because to do so would have been anti-dilutive amounted to 15,206,233, 11,878,298 and 7,813,990, for the years ended
       December 31, 2001, 2000 and 1999, respectively.

16.    Differences   between  Canadian  and  United  States  generally  accepted accounting principles ("GAAP"):


       These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") which, in the case of these financial statements, conform in all significant respects with those in the United States ("U.S. GAAP"), except as follows:

       Adjustment to earnings:

-----------------------------------------------------------------------------------------------------------------
                                                            2001                 2000                   1999
-----------------------------------------------------------------------------------------------------------------

       Loss for the year in accordance
         with Canadian GAAP                          $     (1,930,776)    $    (5,350,870)     $    (3,920,802)
       Compensation expense(a)                                (88,798)           (925,668)          (2,046,033)
       Deferred development
         costs(b)                                                   -                   -              418,879

-----------------------------------------------------------------------------------------------------------------
       Loss in accordance with
         U.S. GAAP                                   $     (2,019,574)    $    (6,276,538)     $    (5,547,956)
-----------------------------------------------------------------------------------------------------------------

       Basic loss per share in accordance
         with U.S. GAAP                              $         (0.06)     $         (0.22)     $         (0.28)

-----------------------------------------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

16.    Differences   between  Canadian  and  United  States  generally  accepted accounting principles ("GAAP") (continued):


       There are no significant differences between Canadian and United States GAAP for assets and total shareholders' deficiency in each of the three years ended December 31, 2001.

       (a) The Company's Canadian accounting policy is to not record any compensation expense for options issued to employees. For options issued to non-employees, the Company has chosen to measure the value as the intrinsic value of the options on the date of the grant.

           Under US GAAP, in accordance with Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), Accounting for Stock-based
           Compensation, the Company is required to recognize stock-based compensation costs for consultants and advisors using the fair value market method and for employees using the intrinsic method.

           As all options issued have immediate vesting and are not subject to performance, all expenses related to employee and non-employee awards are expensed in the period of grant. The adjusted amounts reflect the intrinsic value of employee options and the incremental value between the intrinsic value and fair value of options issued to non-employees.

       (b) Canadian GAAP permits the capitalization of product development costs if certain criteria are met. Under U.S. GAAP, product development costs are expensed as incurred unless the Company has established technological feasibility.

       (c)        Accounting for employee stock options:


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

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

16.    Differences   between  Canadian  and  United  States  generally  accepted accounting principles ("GAAP") (continued):


       The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions by year:

-----------------------------------------------------------------------------------------------------------------
       Assumptions                                               2001                2000                 1999
-----------------------------------------------------------------------------------------------------------------
       Risk-free interest rate                                     6%                  6%                   6%
       Expected life (in years)                           1 - 2 years         1 - 2 years          1 - 2 years
       Expected volatility                                       100%                100%                 100%
-----------------------------------------------------------------------------------------------------------------


       Had compensation cost for the Plan been determined based on the fair value at the grant dates for awards under the Plan consistent with the method described in SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated below:


-----------------------------------------------------------------------------------------------------------------
                                                             2001                 2000                   1999
-----------------------------------------------------------------------------------------------------------------

       Net loss:
           As reported                               $     (2,019,574)    $    (6,276,538)     $    (5,547,956)
           Pro forma                                       (1,954,495)         (6,427,288)          (5,780,956)

-----------------------------------------------------------------------------------------------------------------

       Basic loss per share:
           As reported                               $         (0.06)     $         (0.22)     $         (0.28)
           Pro forma                                           (0.06)               (0.22)               (0.29)

-----------------------------------------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

16.    Differences   between  Canadian  and  United  States  generally  accepted accounting principles ("GAAP") (continued):


       (d)        Recent accounting pronouncements:


           In July 2001,  the  Financial  Accounting  Standards  Board  ("FASB")
           issued Statement of Financial Accounting Standard ("SFAG") No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets" which are consistent with Handbook Section 1581, "Business Combinations", and Handbook Section 3062, "Goodwill and Other Intangible Assets" (note 2(k)(ii)), except for certain remaining generally accepted accounting principles differences, including the accounting for purchased in-process research and development. As the Company has no goodwill or intangible assets as at December 31, 2001, the impact of the remaining provision of adopting SFAS No. 141 and No. 142 has been determined as not to be significant to the Company.

           In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 address significant issues relating to the implementation of SFAS No. 121, "Accounting for the impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of", and develops a single accounting method under which long-lived assets that are to be disposed of by sale are measured at the lower of book value or fair value less cost to sell. Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that: (i) can be distinguished from the rest of the entity and (ii) will be eliminated from the ongoing operations of the entity in a disposal transactions. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and its provisions are to be applied prospectively. The Company does not believe that the adoption of SFAS No. 144 will have a significant effect on its financial position and results of operations for U.S. GAAP purposes.