Form 20-F/A
period 2001-12-31
ACTFIT COM INC
filed 2002-07-17
CIK 1055364

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A
                                    ------------

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

[GRAPHIC OMITTED]
/s/ KPMG LLP
------------
    KPMG LLP
    Chartered Accountants

Toronto, Canada
July 12, 2002
telum international corporation
(FORMERLY ACTFIT.COM INC.)

Consolidated Balance Sheets
(Expressed in Canadian dollars)

December 31, 2001 and 2000

                                                    2001            2000
                                                ------------    ------------

Assets

Current assets:
     Cash                                       $     48,955    $       --
     Accounts receivable                              19,540          28,454
     Advance receivable                                 --            41,639
     Prepaid expenses and sundry assets                5,473             651
                                                ------------    ------------
                                                      73,968          70,744

Fixed assets (note 3)                                 26,237          76,201

Goodwill (note 4)                                       --           260,584
                                                ------------    ------------

                                                $    100,205    $    407,529
                                                ============    ============

Liabilities and Shareholders' Deficiency

Current liabilities:
     Bank indebtedness                          $       --      $      8,542
     Accounts payable and accrued liabilities      1,539,719         831,933
     Unpaid taxes (note 13)                          335,390         348,151
     Loans payable (note 6)                          603,119         233,001
                                                ------------    ------------
                                                   2,478,228       1,421,627

Shareholders' deficiency:
     Capital stock (note 7)                       11,981,146      11,911,868
     Conversion options (note 6)                      41,350            --
     Shares to be issued (note 8)                    456,223            --
     Deficit                                     (14,856,742)    (12,925,966)
                                                ------------    ------------
                                                  (2,378,023)     (1,014,098)

Going concern (note 1)
Commitments and contingencies (note 13)

                                                $    100,205    $    407,529
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

On behalf of the Board:

                                           Director
-----------------------------------------

                                           Director
-----------------------------------------


TELUM INTERNATIONAL CORPORATION
(FORMERLY ACTFIT.COM INC.)

Consolidated Statements of Operations and Deficit
(Expressed in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

                                              2001           2000             1999
                                          ------------    ------------    ------------

Revenue                                   $     66,743    $    149,378    $    290,730

Expenses:
     General and administrative                692,579       1,525,606       2,199,907
     Corporate development (note 14)            99,766       1,711,094         138,760
     Research and development                  282,114         262,135            --
     Sales and marketing                       494,058         458,738       1,099,595
     Amortization                              194,616         164,540         177,634
     Interest                                   41,478          28,220          70,602
     Product costs                              60,148          14,785          12,694
                                          ------------    ------------    ------------
                                             1,864,759       4,165,118       3,699,192
                                          ------------    ------------    ------------

Loss before the undernoted items            (1,798,016)     (4,015,740)     (3,408,462)

Write-off of deferred development costs           --              --           418,879
Write-off of goodwill                          132,760            --            93,461
Write-off of Active Trainer (note 9)              --           999,990            --
Write-down of fixed assets                        --           335,140            --
                                          ------------    ------------    ------------
                                               132,760       1,335,130         512,340
                                          ------------    ------------    ------------

Loss for the year                           (1,930,776)     (5,350,870)     (3,920,802)

Deficit, beginning of year                 (12,925,966)     (7,575,096)     (3,654,294)
                                          ------------    ------------    ------------
Deficit, end of year                      $(14,856,742)   $(12,925,966)   $ (7,575,096)
                                          ============    ============    ============


Basic and diluted loss per
   common share (note 15)                 $      (0.05)   $      (0.19)   $      (0.20)
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


TELUM INTERNATIONAL CORPORATION
(FORMERLY ACTFIT.COM INC.)

Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

Years ended December 31, 2001, 2000 and 1999

                                                         2001           2000          1999
                                                     -----------    -----------    -----------
Cash flows from (used in) operating activities:

     Loss for the year                               $(1,930,776)   $(5,350,870)   $(3,920,802)
     Items not involving cash:
         Amortization of fixed assets                     64,324        164,540        177,634
         Write-down of fixed assets                         --          335,140           --
         Amortization of goodwill                        130,292           --             --
         Write-off of deferred development costs            --             --          418,879
         Write-off of goodwill                           132,760           --           93,461
         Write-off of Active Trainer                        --          999,990           --
         Stock options issued for consulting
           services                                       39,250        912,083           --
         Capital stock issued for services                  --          645,229        389,695
         Other                                            (1,663)          --             --
     Change in non-cash operating
       working capital (note 11)                         778,284        264,014        708,109
                                                     -----------    -----------    -----------
                                                        (787,529)    (2,029,874)    (2,133,024)

Cash flows from (used in) financing activities:

     Decrease in long-term debt                          (27,049)       (71,105)      (237,612)
     Issuance of notes payable                           234,480         55,000        311,935
     Decrease in loans payable                           (15,000)       (35,486)      (546,796)
     Issuance of capital stock, net of issue costs          --        2,113,729      2,863,969
     Shares to be issued                                 456,223           --             --
     Issuance of convertible promissory notes            213,200           --             --
                                                     -----------    -----------    -----------
                                                       861,854        2,062,138      2,391,496

Cash flows used in investing activities:

     Acquisition of Clubsite                                --          (17,000)          --
     Purchase of fixed assets                            (16,828)       (66,405)      (136,142)
                                                     -----------    -----------    -----------
                                                         (16,828)       (83,405)      (136,142)
                                                     -----------    -----------    -----------

Increase (decrease) in cash                               57,497        (51,141)       122,330

Cash (bank indebtedness), beginning of year               (8,542)        42,599        (79,731)
                                                     -----------    -----------    -----------
Cash (bank indebtedness), end of year                $    48,955    $    (8,542)   $    42,599
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

3.       Fixed assets:

------------------------------------------------------------------------------
                                                  Accumulated         Net book
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
------------------------------------------------------------------------------

                        TELUM INTERNATIONAL CORPORATION
                           (FORMERLY ACTFIT.COM INC.)
                              Notes to Financials

3.       Fixed assets (continued):

------------------------------------------------------------------------------
                                                 Accumulated        Net book
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

-------------------------------------------------------------------------------
                                              Weighted             Weighted
                         Options               average              average
 Range                 outstanding           life (years)            price
-------------------------------------------------------------------------------

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